Form 10-K, Exhibit 13
period 1995-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 1996-04-01
CIK 77106

Financial Highlights

(Dollars in thousands except per share amounts)

Year Ended December 31,                    1995            1994            1993            1992            1991

Net sales                              $141,268        $121,470        $100,665        $ 88,328        $ 70,845

Cost of products sold                    96,190          83,128          70,979          61,127          51,045

Income taxes                              8,323           6,686           4,548           4,219           2,394

Income before cumulative effect of
1993 and 1992 accounting changes         13,798          10,441           6,929           6,327           3,912

Net income                               13,798          10,441           7,352           8,127           3,912

Capital expenditures                     17,213           3,833           8,354           3,395           2,435

Depreciation                              4,165           3,425           3,180           2,855           2,819

Total assets                             96,074          82,127          73,542          67,132          57,486

Stockholders' equity                     76,091          65,910          57,819          52,498          46,939

Working capital                        $ 38,881        $ 41,612        $ 34,953        $ 35,112        $ 29,665

Number of stockholders of record
  (at year end)                             540             580             607             650             670

Number of employees (at year end)         1,211           1,088           1,008             978             806

Average number of common shares
  outstanding used to compute
  per share information
  (in thousands)                          1,707           1,707           1,707           1,707           1,707

Per share information:

  Income before cumulative effect of
  1993 and 1992 accounting changes     $   8.08        $   6.12        $   4.06        $   3.71        $   2.29

  Net income                               8.08            6.12            4.31            4.76            2.29

  Dividends                                2.00           1.525            1.15            1.00             .90

  Stockholders' equity                 $  44.58        $  38.61        $  33.87        $  30.75        $  27.50

Management's Discussion & Analysis of Results of
Operations & Financial Condition Expenses

RESULTS OF OPERATIONS

Revenue

For the year ended December 31, 1995, consolidated net sales were $141.3 million, an increase of 16.3% over the $121.5 million recorded in 1994 and 40.3% over the $100.7 million recorded in 1993. Sales to customers outside the United States totaled approximately $35.4 million in 1995, or 25.1% of consolidated net sales, compared to $27.5 million or 22.6% of net sales in 1994 and $20.6 million or 20.4% of net sales in 1993. In 1995, the fastener operation's net sales of $113.3 million were approximately 18.0% higher than 1994 and approximately 46.8% higher than 1993. The number of fasteners sold increased approximately 17.0% from 1994 to 1995. The remainder of the fastener revenue increase was due to selective price increases implemented during the second quarter of 1995. Compared to 1993, 1995 average selling prices were 3.3% higher due to an effective 3% selling price increase implemented in the second quarter of 1994 while units sold increased 44.9%. The dc motor operation's net sales increased approximately 10.0% from 1994 to 1995 and approximately 19.1% from the 1993 figures. The number of motors sold increased approximately 1.0% from 1994 to 1995 while the average selling price increased 8.9% due to a shift in product mix towards more expensive brushless motors and motors with additional features and options. Comparing 1993 to 1995, the number of motors sold increased approximately 2.4% while the average selling price increased 16.3%. During 1995, brushless motor sales comprised 21.7% of total dc motor net sales as compared to 16.8% in 1994 and 14.3% in 1993.

Expenses

In 1995 the Company's total operating expenses, as a percent of sales, were 85.1% compared to 86.4% in 1994 and 89.0% in 1993. Cost of products sold, selling expenses, and general & administrative expenses saw decreases as a percent of sales from 1995 to 1994. The Company continues to realize economies of scale from the increased sales and production volume. In addition, process improvement techniques have led to cost reductions in both the fastener and dc motor operations.

Income

Consolidated income before taxes in 1995 was $22.1 million or approximately 29.2% higher than the $17.1 million before taxes recorded in 1994 and approximately 92.7% higher than the $11.5 million before taxes and the cumulative effect of accounting change recorded in 1993. Consolidated gross profit margins have increased from 29.5% in 1993 to 31.6% in 1994 to 31.9% in 1995 as a result of operating

                                   [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                                STOCK PERFORMANCE
                               (Annual High/Low)

               1991      1992      1993      1994      1995
               ----      ----      ----      ----      ----
High         $28.875   $39.25    $47.875   $52.5     $100.50
Low          $18.50    $29.00    $36.875   $40.625   $ 42.50



                                  [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                                 CASH DIVIDENDS
                            Annual Cash Dividend Paid

               1991      1992      1993      1994      1995
               ----      ----      ----      ----      ----
Dividends      $0.90     $1.00     $1.15     $1.525    $2.00

Management's Discussion & Analysis of Results of
Operations & Financial Condition

efficiencies and continued emphasis on cost containment. The fastener operation's income before taxes in 1995 increased 29.7% over 1994 fastener income before taxes and 96.4% over 1993 fastener income before taxes and accounting change. The dc motor operation's income before taxes increased 13.7% from 1994 to 1995 and 34.6% from 1993 to 1994. The Company's 1995 consolidated net income was $13.8 million or approximately 32.2% higher than the $10.4 million recorded in 1994 and approximately 87.7% higher than the $7.4 million recorded in 1993. Net income in 1995 was favorably affected by lower state income taxes as described below. Adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" resulted in an increase in net income of $423,000 in 1993. Other income totaled $1.1 million in 1995 compared to $.6 million in 1994 and $.4 million in 1993. Increased investment returns as well as favorable currency exchange rates contributed to these increases.

Provision for Income Taxes: The Company's effective tax rate continued to decrease from 39.6% in 1993 to 39.0% in 1994 to 37.6% in 1995. The reduction from 1994 to 1995 was caused primarily by a Pennsylvania state income tax rate reduction that was retroactive to the beginning of 1995. A reconciliation of statutory and effective tax rates, as well as other tax information, appears in
Note 6 to the Consolidated Financial Statements.

Financial Condition

The Company generated cash from operations of $14.7 million in 1995. This compares favorably with the $12.3 million generated in 1994 and the $9.0 million produced in 1993. Cash flow from operations continues to be the primary source of financing the Company's internal growth. The Company's total dividends paid increased 31.1% from 1994 to 1995 after having increased 32.6% from 1993 to 1994. Every year the Company invests in capital expenditures primarily to increase production capacity and efficiency. In 1995, the Company spent a record $17.2 million for capital expenditures in response to the continuing demand for the Company's products. These expenditures include construction of a 43,000 square foot addition to our Danboro facility which is expected to be completed in the Spring of 1996. The Company has available short-term lines of credit totaling $37.5 million to augment internal financing for the 1996 capital budget which includes expansion of our Winston-Salem, NC operation. Stockholders' equity per share at the end of 1995 was $44.58 compared to $38.61 at year-end 1994, an increase of 15.5%.


                                  [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                              STOCKHOLDERS' EQUITY
                               Millions of Dollars

                           1991      1992      1993      1994      1995
                           ----      ----      ----      ----      ----
Stockholders' Equity      $46.9      $52.5     $57.8     $65.9     $76.1



                                  [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                              CORPORATE NET SALES &
                          EARNINGS PER SHARE ANALYSIS


                                    Before Accounting
                                         Change
                                    -----------------
                           1991      1992      1993      1994      1995
                           ----      ----      ----      ----      ----
Net Sales
  (Millions of Dollars)    $70.8     $88.3    $100.7    $121.5    $141.3
Earnings Per Share         $2.29     $3.71     $4.06     $6.12     $8.08

Selected Quarterly Financial Data

(Unaudited) (In thousands except per share amounts and prices)

                                                              1995 Quarter Ended

                                 Mar. 31          June 30          Sept. 30        Dec. 31          Total Year
                                 --------         --------         --------        --------         ----------
Net sales .....................  $ 35,299         $ 36,898         $34,080         $ 34,991         $141,268

Gross profit ..................    10,669           11,753          10,403           12,253           45,078

Net income ....................     3,023            3,457           3,384            3,934           13,798
Net income per share ..........      1.77             2.03            1.98             2.30             8.08
Dividends declared per share ..      .275             .275            .275            1.175+            2.00
                                 --------         --------         -------         --------          -------
Market prices per share:

    High ......................        59               75 1/2         100 1/2           97              100 1/2
    Low .......................        42 1/2           54              73 1/2           77               42 1/2

+ Includes a regular dividend of $.275 per share and an extra dividend of $.90 per share.

                                                              1994 Quarter Ended

                                    Mar. 31      June 30      Sept. 30     Dec. 31      Total Year
                                    --------     --------     --------     --------     ----------

Net sales .....................     $ 28,408     $ 31,021     $ 30,836     $ 31,205     $121,470

Gross profit ..................        8,013        9,555       10,060       10,714       38,342

Net income ....................        1,637        2,509        2,828        3,467       10,441

Net income per share ..........          .96         1.47         1.66         2.03         6.12

Dividends declared per share ..          .25          .25          .25         .775+       1.525
                                     -------     --------     --------      -------     --------

Market prices per share:

    High ......................           52 1/2       52 1/8       47           43           52 1/2
    Low .......................           47           47 1/8       42 1/2       40 5/8       40 5/8

+ Includes a regular dividend of $.275 per share and an extra dividend of $.50 per share. The regular dividend was increased from $.25 to $.275 in the fourth quarter of 1994.

The common stock of Penn Engineering & Manufacturing Corp. is traded on the American Stock Exchange.

Symbol: PNN. As of January 31, 1996 the number of stockholders of record was approximately 540.

Lines of Business

The manufacture and sale of fastener products and dc motors are the Company's only lines of business. Certain information on percent of sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

Year Ended December 31,                         1995         1994         1993

Sales

  Fastener products .....................        80%          79%          77%
  Electric motors .......................        20           21           23

Operating Profit

  Fastener products .....................        87           86           84
  Electric motors .......................        13           14           16

See Note 10 to the consolidated financial statements.

Consolidated Balance Sheets

At December 31, 1995 and 1994
(Dollars in thousands)




Assets                                                                       1995       1994
CURRENT ASSETS:

    Cash and cash equivalents .........................................   $  1,459    $  6,106
    Short-term investments ............................................      5,988       5,303

    Accounts receivable (less allowance for doubtful accounts--
      1995, $900; 1994, $800) .........................................     20,845      20,059
    Inventories .......................................................     20,275      17,637
    Deferred income taxes .............................................        959         897
    Other current assets ..............................................      2,557       1,107
                                                                          --------    --------
    Total current assets ..............................................     52,083      51,109
                                                                          --------    --------
PROPERTY-At cost:

    Land and improvements .............................................      3,699       2,247
    Buildings and improvements ........................................     15,843      14,089
    Machinery and equipment ...........................................     57,295      43,416
                                                                          --------    --------
    Total .............................................................     76,837      59,752

    Less accumulated depreciation .....................................     34,896      30,832
                                                                          --------    --------
    Total property-net ................................................     41,941      28,920
                                                                          --------    --------
OTHER ASSETS ..........................................................      2,050       2,098
                                                                          --------    --------
    Total .............................................................   $ 96,074    $ 82,127
                                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

    Accounts payable ..................................................   $  4,303    $  2,750
    Notes payable .....................................................      1,500
    Accrued expenses:
      Pension and profit sharing ......................................      3,984       2,736
      Income taxes ....................................................        468         813
      Payroll and commissions .........................................      2,426       2,654
      Other ...........................................................        521         544
                                                                          --------    --------
      Total current liabilities .......................................     13,202       9,497
                                                                          --------    --------
ACCRUED PENSION COST ..................................................      4,715       5,370
                                                                          --------    --------
DEFERRED INCOME TAXES .................................................      2,066       1,350
                                                                          --------    --------
STOCKHOLDERS' EQUITY:
    Common stock - authorized 3,000,000 shares of $1.00 par value each;
      issued 1,772,025 shares .........................................      1,772       1,772
    Additional paid-in capital ........................................        932         932
    Retained earnings .................................................     74,905      64,521
    Unrealized (loss) on investments (net of tax) .....................        (60)       (140)
    Cumulative foreign currency translation adjustment ................       (506)       (223)
                                                                          --------    --------
    Total .............................................................     77,043      66,862
                                                                          --------    --------
    Less cost of treasury stock-64,943 shares .........................        952         952
                                                                          --------    --------
Total stockholders' equity ............................................     76,091      65,910
                                                                          --------    --------
    TOTAL .............................................................   $ 96,074    $ 82,127
                                                                          ========    ========

See the accompanying notes to the consolidated financial statements.

Statements of Consolidated Income & Retained Earnings
For the years ended December 31, 1995, 1994, and 1993



(Dollars in thousands except share and per share amounts)       1995        1994              1993
NET SALES ..............................................   $   141,268    $   121,470    $   100,665
OTHER INCOME - Net .....................................         1,099            627            387
                                                           -----------    -----------    -----------
    Total ..............................................       142,367        122,097        101,052
                                                           -----------    -----------    -----------
COSTS AND EXPENSES:

    Cost of products sold ..............................        96,190         83,128         70,979
    Selling expenses ...................................        14,867         13,634         10,885
    General and administrative expenses ................         9,189          8,208          7,711
                                                           -----------    -----------    -----------
    Total ..............................................       120,246        104,970         89,575
                                                           -----------    -----------    -----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
    EFFECT OF 1993 ACCOUNTING CHANGE ...................        22,121         17,127         11,477
PROVISION FOR INCOME TAXES .............................         8,323          6,686          4,548
                                                           -----------    -----------    -----------
INCOME BEFORE CUMULATIVE EFFECT OF 1993
    ACCOUNTING CHANGE ..................................        13,798         10,441          6,929

CUMULATIVE EFFECT OF 1993
    ACCOUNTING CHANGE ..................................                                         423
                                                           -----------    -----------    -----------
NET INCOME .............................................        13,798         10,441          7,352

RETAINED EARNINGS AT
    BEGINNING OF YEAR ..................................        64,521         56,683         51,294

DIVIDENDS ON COMMON STOCK
    (Per share - 1995, $2.00; 1994, $1.525;
       1993, $1.15) ....................................        (3,414)        (2,603)        (1,963)
                                                           -----------    -----------    -----------
RETAINED EARNINGS AT
    END OF YEAR ........................................   $    74,905    $    64,521    $    56,683
                                                           ===========    ===========    ===========
INCOME PER SHARE -
    Weighted average number
      of shares of common stock
      outstanding during the year ......................     1,707,082      1,707,082      1,707,082
    Income before cumulative effect of 1993
      accounting change ................................   $      8.08    $      6.12    $      4.06
    Cumulative effect of 1993 accounting
      change ...........................................                                         .25
                                                           -----------    -----------    -----------
    Net income .........................................   $      8.08    $      6.12    $      4.31
                                                           ===========    ===========    ===========



See the accompanying notes to the consolidated financial statements.

Statements of Consolidated Cash Flows

For the years ended December 31, 1995, 1994, and 1993



(Dollars in thousands)                                            1995        1994        1993
Cash Flows from Operating Activities:

    Net income ..............................................   $ 13,798    $ 10,441    $  7,352

    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation ........................................      4,165       3,425       3,180
        Loss (gain) on disposal of property .................         17          (2)          5
        Loss (gain) on disposal of investments ..............        (41)         34          (6)
        Reserve for impairment on short-term
          investments .......................................                               (100)

Changes in assets and liabilities:

      (Increase) in receivables .............................       (786)     (4,718)       (792)
      (Increase) decrease in inventories ....................     (2,638)      3,496      (1,150)
      (Increase) decrease in other current assets ...........     (1,450)       (523)        646
      (Increase) decrease in deferred income taxes-current ..        (62)          1         (31)
      (Increase) in other assets ............................       (560)     (1,490)
      Increase (decrease) in accounts payable ...............      1,553         385      (1,119)
      Increase in accrued expenses ..........................        652         852         701
      Increase (decrease) in accrued pension costs ..........       (655)        201         896
      Increase (decrease) in deferred income taxes-noncurrent        716         208        (541)
                                                                --------    --------    --------
      Net cash provided by operating activities .............     14,709      12,310       9,041
                                                                --------    --------    --------
Cash Flows from Investing Activities:
    Property additions ......................................    (17,213)     (3,833)     (8,354)
    Additions to available-for-sale and
        held-to-maturity investments ........................    (28,343)    (13,266)
    Additions to investments ................................                             (1,400)
    Proceeds from disposal of available-for-sale and
        held-to-maturity investments ........................     28,440      12,079
    Proceeds from disposal of investments ...................                                714
    Proceeds from disposal of property ......................          3          13           6
                                                                --------    --------    --------
    Net cash used in investing activities ...................    (17,113)     (5,007)     (9,034)
                                                                --------    --------    --------
Cash Flows from Financing Activities:
    Net short-term borrowings (repayments) ..................      1,500      (1,152)      1,152
    Dividends paid ..........................................     (3,414)     (2,603)     (1,963)
                                                                --------    --------    --------
       Net cash used in financing activities ................     (1,914)     (3,755)       (811)
                                                                --------    --------    --------
    Effect of exchange rate changes on cash .................       (329)        358         (58)
                                                                --------    --------    --------
    Net increase (decrease) in cash and cash equivalents ....     (4,647)      3,906        (862)
                                                                --------    --------    --------
    Cash and cash equivalents at beginning of year ..........      6,106       2,200       3,062
                                                                --------    --------    --------
    Cash and cash equivalents at end of year ................   $  1,459    $  6,106    $  2,200
                                                                ========    ========    ========
Supplemental Cash Flow Data:
    Cash paid during the year for:
      Income taxes ..........................................   $  8,062    $  6,008    $  5,230
      Interest ..............................................         10          66         181




See the accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 1: Significant Accounting Policies


a.  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM Investment, Inc., and PEM Management, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

b. INVESTMENTS

The Company adopted as of January 1, 1994, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities" (Note 2). For years prior to 1994, the Company accounted for investments under the provisions of SFAS No. 12. Investments are classified as short-term if the maturities at December 31 are less than one year.

c. INVENTORIES

The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 70% and 72% of total inventories at December 31, 1995 and 1994, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

d. PROPERTY

Depreciation is calculated generally under the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income.

e. INCOME TAXES

The Company adopted as of January 1, 1993, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes" (Note 6).

f. STATEMENT OF CONSOLIDATED CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements and other interest bearing accounts withdrawable on a daily basis.

g. RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred.

h. FOREIGN CURRENCY TRANSACTIONS

The effect of translating the financial statements of PEM International Ltd. is recorded as a separate component of Stockholders' Equity in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Gains and losses resulting from transactions of the Company and its subsidiary which are made in currency different than their own are included in other income as they occur. Total foreign currency transaction gains (losses) of $174,000, $109,000, and ($104,000) were recorded in 1995, 1994, and 1993, respectively.

Forward foreign currency exchange contracts are purchased to insulate revenue streams from the impact of foreign currency exchange rate fluctuations. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. As such, gains and losses on forward exchange contracts are deferred and recognized as adjustments to the bases of those transactions being hedged. These contracts have maturities that do not exceed one year and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange contracts of $9.4 million outstanding at both December 31, 1995 and 1994, which approximated their fair market value. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 1: Significant Accounting Policies (continued)


i. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j.  RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts and balances to conform with the 1995 presentation.

Note 2: Investments

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). As discussed in Note 1 (b), the Company elected to adopt SFAS No. 115 effective January 1, 1994. The cumulative and current year effect of the accounting change is not considered to be significant. SFAS No. 115 requires the Company to account for debt and equity securities as follows:

Trading - The Company holds no investments that were designated as trading securities.

Held-to-Maturity - Securities that management has the positive intent and ability to hold until maturity. These investments are carried at their remaining unpaid principal balance net of any unamortized premiums or discounts. The following is a summary of the net unpaid principal value of held to maturity securities at December 31, 1995 and 1994.

(Dollars in thousands)
                                                        1995               1994

U.S. Treasury securities and securities of U.S. Government agencies:

Short-Term Investments .......................           $4,466           $2,712
Long-Term Investments ........................                0              608
                                                         ------           ------
TOTAL ........................................           $4,466           $3,320
                                                         ------           ------

Available-for-Sale - Securities that will be held for indefinite periods of time. These investments are carried at market value which is determined using published quotes as of the close of business on December 31, 1995. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of equity until realized. Unrealized losses were $60,000, net of taxes of $39,000, at December 31, 1995 and were $140,000, net of taxes of $93,000, at December 31, 1994. The following is a summary of the estimated fair value of the short-term available-for-sale securities at December 31, 1995 and 1994:

(Dollars in thousands)
                                                             1995          1994
Mutual Common Stock Funds ..........................        $  571        $1,075
U.S. Government Security Income Fund ...............           759           939
State and Municipal Bond Funds .....................           192           577
                                                            ------        ------
        TOTAL ......................................        $1,522        $2,591
                                                            ======        ======

Note 3: Inventories

At December 31, 1995 and 1994 inventories comprised:

(Dollars in thousands)
                                                       1995                1994
Raw material ...........................             $ 4,570             $ 3,585
Tooling ................................               3,610               2,741
Work-in-process ........................               6,512               5,099
Finished goods .........................               5,583               6,212
                                                     -------             -------
    TOTAL ..............................             $20,275             $17,637
                                                     =======             =======

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 3: Inventories (continued)

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1995, 1994, and 1993 would have been $8,028,000, $7,642,000, and $7,516,000 higher and net income would have been $240,000, $77,000, and $487,000 higher than reported for 1995, 1994, and 1993, respectively.

A reduction in inventory quantities for the year ended December 31, 1994 resulted in the liquidation of LIFO inventory quantities carried at lower manufacturing costs prevailing in prior years as compared with current year manufacturing costs. The effect of such a reduction was to increase 1994 net income by approximately $832,000.

Included in other assets is long-term tooling inventory totaling $2,050,000 and $1,490,000 at December 31, 1995 and 1994, respectively.


Note 4: Lines of Credit

At December 31, 1995, the Company had available unused short term lines of credit totaling approximately $36,000,000. Borrowings under these lines totaled $1,500,000 at December 31, 1995, at an effective interest rate of 6.71%. No amounts were outstanding under these lines at December 31, 1994.

Note 5: Pension and Profit Sharing Plans

The Company has a defined benefit pension plan covering substantially all employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum pension payment required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

The Company records pension costs in accordance with Statement of Financial Accounting Standards No. 87. The total pension expense for 1995, 1994 and 1993 was $ 1,767,000, $1,860,000, and $1,851,000, respectively. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for the years ended December 31, 1995 and 1994:


(Dollars in thousands)
                                                                    1995        1994
Actuarial present value of benefit obligations:
Vested employees ...............................................   $ 13,301    $  9,897
Non-vested employees ...........................................        365         170
                                                                   --------    --------
Total ..........................................................   $ 13,666    $ 10,067
                                                                   ========    ========
Projected plan benefit obligation for services rendered to date    $ 24,807    $ 17,313
Plan assets at fair value (primarily listed stocks, bonds and
        cash equivalents) ......................................    (17,230)    (12,452)
                                                                   --------    --------
Excess of projected benefit obligation over plan assets ........      7,577       4,861
Unrecognized net (gain) loss from past experience different from
        that assumed and effects of changes in assumptions .....     (2,494)        762

Unrecognized net asset at January 1, 1987 being
        recognized over 15 years ...............................        380         443
                                                                   --------    --------
Total accrued pension cost .....................................   $  5,463    $  6,066
                                                                   ========    ========
        Current pension cost payable ...........................   $    748    $    696
        Accrued pension cost - noncurrent ......................   $  4,715    $  5,370


Notes to Consolidated Financial Statements
For the years ended December 31, 1995, 1994, and 1993

Note 5: Pension and Profit Sharing Plans (continued)

Net pension cost for 1995, 1994, and 1993 included the following components:

(Dollars in thousands)                                                            1995     1994       1993
Service cost-benefits earned during the period.....................              $1,426    $1,586    $1,486
Interest cost on projected benefit obligation......................               1,435     1,339     1,263
Actual return on plan assets.......................................              (3,261)      355      (877)
Net amortization and deferral......................................               2,132    (1,450)      (54)
                                                                                 ------    ------    ------
Net periodic pension cost..........................................              $1,732    $1,830    $1,818
                                                                                 ======    ======    ======


The assumed discount rate, rate of increase in long-term compensation levels, and expected long-term rate of return on assets were 7% (8% in 1994 and 7% in 1993), 6%, and 8%, respectively. The decrease in the discount rate from 8% in 1994 to 7% in 1995 caused an increase in the projected benefit obligation of approximately $4,630,000. The increase in the discount rate from 7% in 1993 to 8% in 1994 caused a decrease in the projected benefit obligation of approximately $3,884,000.

The Company has profit sharing plans covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $3,225,000 in 1995, $3,043,000 in 1994, and $2,514,000 in 1993.


Note 6: Income Taxes

As discussed in Note 1 (e), effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The adoption of SFAS No. 109 resulted in an increase in net income of $423,000, or $.25 per share, reflecting the cumulative effect of the change for periods prior to January 1, 1993. The effect of the change on 1993 income before cumulative effect of accounting change is not considered to be significant. Under SFAS No. 109 the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.


The income tax (benefit) provision consists of the following:


(Dollars in thousands)

                                                                                  1995         1994        1993
Current:
    Federal........................................................              $6,837       $5,234      $3,826
    State..........................................................                 863        1,303         870
                                                                                 ------       ------      ------
    Total current tax provision....................................               7,700        6,537       4,696
                                                                                 ------       ------      ------
Deferred:
    Federal........................................................                 553          133        (131)
    State..........................................................                  70           16         (17)
                                                                                 ------       ------      ------
    Total deferred tax (benefit)...................................                 623          149        (148)
                                                                                 ------       ------      ------
Total income tax provision.........................................              $8,323       $6,686      $4,548
                                                                                 ======       ======      ======

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 6: Income Taxes (continued)

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):



                                                  1995     1994
Deferred tax assets:

    Pension ............................         $1,854   $2,152
    Allowance for doubtful accounts.....            346      312
    Inventory ..........................            343      312
    Other ..............................            290      278
                                                 ------   ------
    Total deferred tax asset ...........          2,833    3,054
                                                 ------   ------
Deferred tax liabilities:

    Property ...........................          3,847    3,437
    Other ..............................             93       70
                                                 ------   ------
    Total deferred tax liability .......          3,940    3,507
                                                 ------   ------
Net deferred tax liability .............         $1,107   $  453
                                                 ======   ======

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

(Dollars in thousands)                             1995       1994        1993
Federal income tax provision at statutory rate    $ 7,742    $ 5,958    $ 3,902
State income taxes, after deducting federal
    income tax benefit ........................       606        860        574
Interest and dividend income excluded from
    taxable income ............................       (23)       (24)       (34)

Other .........................................        (2)       108        106
                                                  -------    -------    -------
Actual provision for income taxes .............   $ 8,323    $ 6,686    $ 4,548
                                                  =======    =======    =======

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 7: Certain Transactions

The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amounts of $7,932,000, $7,061,000, and $3,964,000 and made purchases from this party in the amounts of $320,000, $356,000, and $323,000 in 1995, 1994, and
1993, respectively. At December 31, 1995 and 1994, the Company had trade receivable balances due from this party in the amounts of $778,000 and $821,000, respectively.

Note 8: Commitments

The Company has operating leases covering certain automobiles and office equipment. Rental and operating lease expenses charged against earnings were $429,000, $374,000 and $416,000 in 1995, 1994, and 1993, respectively.

Note 9: Contingencies

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

Note 10: Financial Reporting For Segments of the Company

Information about the operations of the Company in different industry segments for 1995, 1994, and 1993 follows:


(Dollars in thousands)

Year Ended December 31, 1995                 Fasteners     Motors     Consolidated
Net sales ...............................     $113,323     $ 27,945     $141,268
                                              --------     --------     --------
Operating profit ........................     $ 18,353     $  2,669     $ 21,022
Other income ............................                                  1,099
                                                                        --------
Income before income  taxes .............                               $ 22,121
                                                                        ========
Identifiable assets .....................     $ 74,328     $ 13,654     $ 87,982
Corporate assets ........................                                  8,092
                                                                        --------
Total assets at December 31, 1995 .......                               $ 96,074
                                                                        ========
Depreciation ............................     $  3,686     $    479     $  4,165

Capital expenditures ....................     $ 16,464     $    749     $ 17,213

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 10: Financial Reporting For Segments of the Company (continued)

(Dollars in thousands)


Year Ended December 31, 1994                 Fasteners     Motors      Consolidated
Net sales ...............................     $ 96,067     $ 25,403      $121,470
                                              --------     --------      --------
Operating profit ........................     $ 14,152     $  2,348      $ 16,500
Other income ............................                                     627
                                                                         --------
Income before income taxes ..............                                $ 17,127
                                                                         ========
Identifiable assets .....................     $ 61,490     $ 12,684      $ 74,174
Corporate assets ........................                                   7,953
                                                                         --------
Total assets at December 31, 1994 .......                                $ 82,127
                                                                         ========
Depreciation ............................     $  2,932     $    493      $  3,425
Capital expenditures ....................     $  3,307     $    526      $  3,833




(Dollars in thousands)

Year Ended December 31, 1993                      Fasteners    Motors  Consolidated

Net sales .....................................   $ 77,192   $ 23,473    $100,665
                                                  --------   --------    --------
Operating profit ..............................   $  9,346   $  1,744    $ 11,090
Other income ..................................                               387
                                                                         --------
Income before income taxes and cumulative
  effect of accounting change .................                          $ 11,477
                                                                         ========
Identifiable assets ...........................   $ 54,215   $ 12,393    $ 66,608
Corporate assets ..............................                             6,934
                                                                         --------
Total assets at December 31, 1993 .............                          $ 73,542
                                                                         ========
Depreciation ..................................   $  2,686   $    494    $  3,180
Capital expenditures ..........................   $  7,815   $    539    $  8,354



The Company operates in two industries, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $20,854,000, $16,554,000, and $14,322,000 for the years ended December 31, 1995, 1994, and 1993, respectively (approximately 15% of consolidated net sales in 1995 and 14% of consolidated net sales in 1994 and
1993).

Sales of PEM International Ltd., totaled approximately $22,852,000, $17,374,000, and $12,007,000 for the years ended December 31, 1995, 1994, and 1993, respectively (approximately 16%, 14%, and 12% of consolidated net sales in 1995, 1994, and 1993, respectively). Sales from the parent Company to PEM International Ltd. result in profit margins which are representative of those obtained from sales to unaffiliated distributors. PEM International Ltd.'s income (loss) before taxes totaled $605,000, ($17,000), and $354,000 for the years ended December 31, 1995, 1994, and 1993, respectively. PEM International Ltd.'s assets represented approximately 12%, and 13% of consolidated total assets as of December 31, 1995, and 1994, respectively. Export sales, other than to PEM International Ltd., totaled approximately $12,585,000, $10,118,000, and $8,552,000 for the years ended December 31, 1995, 1994, and 1993, respectively, (approximately 9% of consolidated net sales in 1995 and 8% of consolidated net sales in 1994 and 1993).

To the Stockholders and Board of Directors of Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. and subsidiaries (the "Company") as of December 31, 1995 and 1994 and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

Deloitte & Touche LLP
Philadelphia, Pennsylvania

February 6, 1996