Form 10-K, Exhibit 13
period 1996-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 1997-03-31
CIK 77106

EXHIBIT 13

                             Selected Financial Data
                 (Dollars in thousands except per share amounts)



------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                          1996           1995            1994          1993           1992
------------------------------------------------------------------------------------------------------------------------------------
Net sales................................................      $160,323        $141,268       $121,470       $100,665       $88,328
Cost of products sold....................................       111,027          96,190         83,128         70,979        61,127
Income taxes.............................................         8,264           8,323          6,686          4,548         4,219
Income before cumulative effect of 1993 and 1992
  accounting changes.....................................        13,858          13,798         10,441          6,929         6,327
Net income...............................................        13,858          13,798         10,441          7,352         8,127
Capital expenditures.....................................        25,266          17,213          3,833          8,354         3,395
Depreciation.............................................         5,343           4,165          3,425          3,180         2,855
Total assets.............................................       138,538          96,074         82,127         73,542        67,132
Stockholders' equity.....................................       121,137          76,091         65,910         57,819        52,498
Working capital..........................................      $ 64,233        $ 38,881       $ 41,612       $ 34,953       $35,112
Number of employees (at year end)........................         1,330           1,211          1,088          1,008           978
Average number of common shares outstanding used
  to compute per share information (in thousands)........         7,748           6,828*         6,828*         6,828*        6,828*
Per share information:
  Income before cumulative effect of 1993 and 1992
    accounting changes...................................      $   1.79        $   2.02*      $   1.53*      $   1.01*      $   .93*
  Net income.............................................          1.79            2.02*          1.53*          1.08*         1.19*
  Stockholders' equity...................................         15.63           11.15*          9.65*          8.47*         7.69*
  Dividends..............................................      $    .37        $    .50*      $    .38*      $    .29*      $   .25*
------------------------------------------------------------------------------------------------------------------------------------

*Share and per share amounts have been restated to give effect to a 4-for-1 split of the Company's common stock, effected through a stock dividend, to shareholders of record on May 3, 1996.

                 Management's Discussion and Analysis of Results
                      of Operations and Financial Condition
                                December 31, 1996

The Company's operations consist of two business segments: PEM(R) brand self-clinching fasteners, including PEMSERTER(R) fastener insertion machines, and Pittman(R) dc motors. Self-clinching fasteners, which accounted for approximately 82% of the Company's consolidated net sales in 1996 compared to 80% in 1995 and 79% in 1994, are marketed through a worldwide network of independent authorized distributors and two Company-owned distributors. In 1996, sales to the computer/electronics and automotive industries accounted for approximately 88% and 5% of fastener sales, respectively, with the balance distributed among other industries such as recreational equipment and commercial appliances.

Motors accounted for approximately 18% of the Company's consolidated net sales in 1996 compared to 20% in 1995 and 21% in 1994, and are marketed in the United States and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, hospital emergency/surgery equipment, and industrial equipment. The Company's motor segment consists of the traditional brush-commutated motors and longer lasting brushless motors which have a higher profit margin.

The number of fastener units shipped from the Company's manufacturing facilities to all customers, including independent and Company owned distributors, increased 17.0% from 1.57 billion in 1994, to 1.84 billion in 1995, and then another 10.3% to 2.03 billion in 1996. Motor units shipped increased from 673,000 in 1994, to 680,000 in 1995, to 735,000 in 1996.

In 1996 and 1995, the Company's domestic and foreign customers accounted for 75% and 25%, respectively, of the Company's sales compared to 78% and 22% in 1994. The Company's export sales have benefited from the Company's ability to serve large multi-national computer and electronic manufacturers who have moved some of their product fabrication offshore. The Company has maintained significant distribution channels and inventories in Europe and the Pacific Rim for more than 25 years and 10 years, respectively. In addition, the Company maintains an inventory of approximately 115 million fastener units at its Danboro facility. As a result of increasing the availability of its products, the Company has supported growth in its sales and positioned itself to meet the needs of its customers in the North American, European, and Pacific Rim markets.

To better meet the Pacific Rim demand for its fasteners, the Company acquired, through a subsidiary, the assets of its former Singapore distributor and created a master warehouse in Singapore that will serve the same function as the existing Company warehouse in England. These warehouse facilities in England and Singapore allow the Company to ship product in bulk via ocean freight rather than more costly air shipments directly to the end user. The Company has established application engineering capabilities in England and plans to do the same in Singapore. While the Company's international pricing is consistent with its domestic pricing, the Company's profits from export sales may be affected to some extent by freight costs, currency fluctuations, duties and local administrative costs. The Company did not experience any material impact from these factors in 1996.

Prior to 1996, the Company had been able to sustain its fastener profit margins and achieve steady improvements in fastener profitability largely as a result of
(i) increased customer demand for its product, (ii) focus on cost containment and improved productivity, and (iii) the general ability to provide the right product at the right time and at the right location to support customer applications. The Company's fastener gross profit margins increased from 32.7% in 1994 to 32.9% in 1995 primarily because of the Company's ability to increase the production and shipment of fasteners without a proportional increase in fixed costs and overhead. However, in the first half of 1996, the Company's fastener operation worked at full or near full capacity to meet strong demand for the Company's products. Overtime and higher than planned outside supplemental screw machine support increased manufacturing costs at the Company's fastener operation. This increase, along with an inability to pass on raw material price increases, caused fastener gross profit margins to decline from 32.7% in 1995 to 31.8% in 1996 and contributed to consolidated gross profit margins declining from 31.9% in 1995 to 30.7% in 1996.

Price increases on the Company's fastener products have averaged 2.5% to 3.0% annually since 1994. On January 1, 1996, the Company announced a 2.8% price increase on most fastener products, which became effective April 1, 1996. This increase partially offset the cost increases mentioned above and contributed to increased fastener and consolidated gross profit margins in the second, third, and fourth quarters of 1996.

The Company has incurred approximately $42 million in capital expenditures in the last two years primarily to increase production capacity in the fastener segment of its business. The Company's objective is to reduce current overtime levels and delivery lead times of the Company's products and enhance the Company's ability to respond to new growth opportunities. The Company typically experiences a period of six to nine months between the ordering of equipment and its full inclusion into the manufacturing process because of equipment manufacturers' lead times and the training of new employees.

The motor division's gross profit margins increased from 27.2% in 1994 to 28.0% in 1995 before declining to 26.1% in 1996. An emphasis on demand-flow technology allowed Pittman to move away from batch size manufacturing and reduce work-in-process inventory. These actions improved process flow and component assembly productivity and were a major contributor to improved gross profits in 1995. However, a shift to less profitable brush-type motors and higher fixed costs, in 1996 compared to 1995, led to lower gross profits at the motor division in 1996.

Results of Operations

The following table sets forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales. There can be no assurance that the trends in operating results will continue in the future:

Years Ended December 31,                                               1996                    1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                Amount          %        Amount         %         Amount      %
                                                              ----------------------------------------------------------------------
                                                                                  (Dollars in Thousands)
NET SALES
  Fasteners................................................     $130,721        81.5     $113,323       80.2      $ 96,067      79.1
  Motors...................................................       29,602        18.5       27,945       19.8        25,403      20.9
                                                              ----------------------------------------------------------------------
    Total..................................................     $160,323       100.0     $141,268      100.0      $121,470     100.0
                                                              ======================================================================

  Domestic.................................................     $119,640        74.6     $105,831       74.9      $ 93,979      77.4
  Foreign..................................................       40,683        25.4       35,437       25.1        27,491      22.6
                                                              ----------------------------------------------------------------------
    Total..................................................     $160,323       100.0     $141,268      100.0      $121,470     100.0
                                                              ======================================================================



Years Ended December 31,                                               1996                    1995                     1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                Amount          %        Amount         %         Amount      %
                                                              ----------------------------------------------------------------------
                                                                                  (Dollars in Thousands)
GROSS PROFIT BY SEGMENT
  Fasteners................................................     $ 41,557        31.8     $ 37,258       32.9      $ 31,427      32.7
  Motors...................................................        7,739        26.1        7,820       28.0         6,914      27.2

                                                              ----------------------------------------------------------------------
TOTAL COMPANY
  Gross profit.............................................     $ 49,296        30.7     $ 45,078       31.9      $ 38,342      31.6
  Selling, general & administrative expenses...............       28,177        17.6       24,056       17.0        21,842      18.0
  Operating profit.........................................       21,119        13.2       21,022       14.9        16,500      13.6
  Net income...............................................       13,858         8.6       13,798        9.8        10,441       8.6
                                                              ----------------------------------------------------------------------


Year Ended December 31, 1996 vs.
Year Ended December 31, 1995

Consolidated net sales for 1996 were $160.3 million, versus $141.3 million in 1995, a 13.5% increase. This growth in sales was largely the result of the growth of the personal computer and electronics markets over the same period. Sales to customers outside the United States for 1996 were $40.7 million, versus $35.4 million in 1995, a 14.8% increase. Net sales for the fastener operation for 1996 were $130.7 million, versus $113.3 million in 1995, a 15.4% increase. Motor sales increased 5.9% from the $27.9 million recorded in 1995 to $29.6 million for the year ended December 31, 1996.

The Company's average selling price for fasteners shipped in 1996 increased approximately 4.6% from $57.95 per thousand fasteners sold in 1995 to $60.59 per thousand fasteners sold in 1996 mainly due to a change in product mix and a 2.8% price increase effective in the second quarter of 1996. The average selling price of Pittman motors declined 2.1% from $41.15 per motor in 1995 to $40.29 per motor in 1996 as a result of a change in product mix toward lower profit brush type motors. The Company's brushless motors have an average price of approximately $210 per unit, reflecting more expensive materials and higher labor content, and are used in equipment requiring a high degree of reliability, while brush-commutated motors have an average price of $40 per unit and are typically used in less critical/demanding volume related equipment. The percentage of total motor sales represented by brushless motors was 21.4% in 1996 compared to 22.5% in 1995.

The number of fasteners sold to independent customers increased approximately 10.2% from 1995 to 1996. The number of fasteners sold within North America increased approximately 12.3% from 1995 to 1996, and represented approximately 74.4% of total fasteners sold in 1996 compared to 72.1% in 1995. The number of fasteners sold into the Europe and Asia-Pacific markets increased 3.4% and 9.3%, respectively, from 1995 to 1996 and represented approximately 19.9% and 5.7%, respectively, of total fasteners sold in 1996. The continued strong demand for personal computers as well as other electronic equipment was the main cause of the increased sales volume. However, the rate at which sales volume grew slowed from prior years because of excess distributor inventory in some fastener product lines. The number of motors sold increased approximately 8.1% from 679,183 in 1995 to 734,741 in 1996.

Consolidated gross profit was $49.3 million in 1996, versus $45.1 million in 1995, a 9.4% increase. Fastener gross profit margins increased 11.5% from $37.3 million in 1995 to $41.6 million in 1996 mainly as a result of a greater number of fasteners manufactured and sold in 1996 compared to 1995. However, as a percent of sales, fastener gross profit decreased from 32.9% in 1995 to 31.8% in 1996 because cost increases incurred for raw material, outside screw machine services, and tooling were not fully offset by price increases, production efficiencies, and cost containment. The fastener division also incurred additional one-time expenses associated with the moving of equipment into its new manufacturing facility in Danboro.

Motor gross profit decreased 1.0% from $7.8 million in 1995 to $7.7 million in 1996 due to higher fixed costs in the manufacturing engineering departments and a shift, dictated by customer demand, toward the manufacture and shipment of less profitable brush type motors. Motor gross profit margins declined from 28.0% in 1995 to 26.1% in 1996.

Consolidated selling, general, and administrative expenses ("SG&A") for 1996 were $28.2 million, versus $24.1 million for 1995, a 17.1% increase. SG&A, as a percent of sales, increased from 17.0% in 1995 to 17.6% in 1996. Additional SG&A staff, wage increases for current staff, the establishment of a Singapore distribution center, and increased legal, investor relations and other professional fees related to the Company's 1996 public offering contributed to the increased SG&A.

Consolidated net income for 1996 was $13.9 million, versus $13.8 million for 1995. Other income, which includes investment income and realized currency translation gains, decreased 8.7% as a result of decreased investment income during the first six months of 1996, related to capital equipment expenditures and less favorable foreign currency exchange rates in 1996 compared to 1995.

In the fourth quarter of 1996, the Company changed its method of calculating the index on its domestic fastener LIFO inventory from the unit cost method to the components of cost method. Management believes that this change in its LIFO method of application better reflects the effects of inflation and results in a more representative LIFO cost index for product mix changes. The effect of this change was to increase net income for 1996 by $910,000.

Year Ended December 31, 1995 vs.
Year Ended December 31, 1994

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

The number of fasteners sold to independent customers increased approximately 17.7% from 1994 to 1995. Shipment of fasteners within North America increased approximately 12.2% from 1994 to 1995, and represented approximately 72.1% of total fasteners sold in 1995. The number of fasteners sold into the Europe and Asia-Pacific markets increased 37.2% and 26.4%, respectively, from 1994 to 1995 and represented approximately 21.9% and 6.0%, respectively, of total fasteners sold in 1995. The continued strong demand for personal computers as well as other electronic equipment, which accounted for approximately 90.0% of fastener sales in 1994 and 1995, was the main cause of the increased shipment volume. The number of motors sold increased approximately 1.0% from 1994 to 1995.

Average selling prices for fasteners shipped in 1995 increased approximately 0.5% from $57.70 per thousand fasteners sold in 1994 to $57.95 per thousand fasteners sold in 1995. The average selling price of motors increased 8.9% from $37.76 in 1994 per motor to $41.12 per motor in 1995 due to a shift in product mix towards higher-priced brushless motors and motors with additional features and options. During 1995, brushless motor sales, which carry a higher profit, comprised 21.7% of total motor sales compared to 16.8% in 1994.

Consolidated gross profit was $45.1 million in 1995, versus $38.3 million for 1994, a 17.8% increase. Fastener gross profit increased 18.6% from $31.4 million in 1994 to $37.3 million in 1995. As a percent of sales, fastener gross profit margin increased from 32.7% in 1994 to 32.9% in 1995 as a result of the increased number of units sold without a proportionate increase in cost. As a result of the continuing increase in demand for the Company's fasteners, manufacturing operations were nearly at full capacity, allowing the Company to realize economies of scale with regard to its fixed expenses. In addition, increases in raw material costs were offset by cost reductions within the manufacturing departments. Motor gross profit increased from $6.9 million in 1994 to $7.8 million in 1995 and gross profit as a percent of sales increased from 27.2% in 1994 to 28.0% in 1995.

Consolidated SG&A for 1995 were $24.1 million, versus $21.8 million in 1994, a 10.1% increase. However, as a percentage of sales, SG&A declined from 18.0% in 1994 to 17.0% in 1995. Selling expenses, as a percentage of sales, declined because sales on which the Company does not pay commissions increased in 1995 compared to 1994. The Company's sales to the Common Market are effected through its subsidiary and independent distributors and carry no commission related expenses. These sales increased approximately 29% in 1995 compared to 1994. In addition, growth in the Company's general and administrative staff was less than the increase in the Company's sales.

Consolidated net income for 1995 was $13.8 million, versus $10.4 million in 1994, a 32.7% increase. Increased investment income and favorable exchange rates in 1995 contributed $.5 million to other income in 1995. The Company's effective tax rate decreased from 39.0% in 1994 to 37.6% in 1995. This reduction was caused primarily by a Pennsylvania state income tax rate reduction that was retroactive to the beginning of 1995. These factors, combined with the operating efficiencies associated with increased capacity utilization, and the increased sales volume, all contributed to the increase in net income in 1995.

Liquidity and Capital Resources

Liquidity needs for the year ended December 31, 1996 consisted primarily of $25.3 million of capital expenditures which included the completion of a 43,000 square foot addition to the Company's Danboro facility and for producing inventories to support the European and Asia-Pacific markets. The inventory increase included $3.0 million of finished goods inventory acquired in connection with the acquisition of the Company's distributor in Singapore. The Company's primary sources of cash in 1996 came from the public offering of 1,850,000 shares of non-voting common stock, for which the Company received net proceeds of $33.3 million.

Part of the proceeds of the public offering were used to repay all outstanding short-term borrowings and to fund the $25.3 million 1996 capital expenditure program. The remainder of the proceeds will be used primarily to finance 1997 capital expenditures including approximately $8.5 million for the construction of a new fastener manufacturing facility in Winston-Salem, N.C. and new equipment for that facility.

At December 31, 1996, the Company also had approximately $27.5 million available under its short-term lines of credit. Working capital increased to $64.2 million in 1996 from $38.9 million in 1995 and $41.6 million in 1994 as a result of the public offering proceeds and the increased accounts receivable and inventory both from increased sales and the purchase of the Singapore distributor. Accordingly, the Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.

Stockholders' equity per share at the end of 1996 was $15.63 compared to $11.15 at year-end 1995 and $9.65 at year-end 1994. The 1995 and 1994 amounts have been restated to adjust for a 4-for-1 stock split, effected by a stock dividend, distributed to stockholders in May 1996.

The Company, along with a large number of other entities, has been designated a potentially responsible party (PRP) subject to joint and several liability for the cost of two superfund sites by the US Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act. Based on the Company's assessment of the costs associated with its environmental responsibilities, compliance with federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had and in the opinion of Company's management, will not have, a material effect on the Company's financial condition.

                        Selected Quarterly Financial Data
          (Unaudited, in thousands except per share amounts and prices)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                        1996 Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Mar. 31        June 30       Sept. 30       Dec. 31   Total Year
                                                              ----------------------------------------------------------------------
Net sales................................................       $39,029         $41,482        $38,714      $41,098     $160,323
Gross profit.............................................        11,617o         13,444o        12,250o      11,985o      49,296
Net income...............................................         2,908o          3,970o         3,660o       3,320o      13,858
Net income per share.....................................           .42*o           .58*o          .42o         .37o        1.79
Dividends declared per share.............................           .07*            .10*           .10          .10          .37
                                                              ----------------------------------------------------------------------
Market prices per share:
Class A Common Stock (PNNA)
  High...................................................            24*             27 1/8*        19 1/8       20 5/8       27 1/8
  Low....................................................            21 1/4*         18 1/8*        15           16 7/8       15
Common Stock (PNN)
  High...................................................           N/A              26 7/8         23 7/8       20 3/4       26 7/8
  Low....................................................           N/A              18 3/8         16 7/8       17 1/4       16 7/8
------------------------------------------------------------------------------------------------------------------------------------

oRestated to reflect LIFO method accounting change (See Note 3).
*Per share data has been restated to give effect to a 4-for-1 stock split, effected by a stock dividend, to shareholders of record on May 3, 1996.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                        1995 Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Mar. 31        June 30       Sept. 30      Dec. 31    Total Year
                                                              ----------------------------------------------------------------------
Net sales................................................       $35,299        $36,898         $34,080      $34,991     $141,268
Gross profit.............................................        10,669         11,753          10,403       12,253       45,078
Net income...............................................         3,023          3,457           3,384        3,934       13,798
Net income per share*....................................           .44            .51             .50          .57         2.02
Dividends declared per share*............................           .07            .07             .07          .29+         .50
                                                              ----------------------------------------------------------------------
Market prices per share:
Class A Common Stock
  High*..................................................            14 3/4         18 7/8          25 1/8       24 1/4       25 1/8
  Low*...................................................            10 5/8         13 1/2          18 3/8       19 1/4       10 5/8
------------------------------------------------------------------------------------------------------------------------------------

+Includes a regular dividend of $.07 per share and an extra dividend of $.22 per share on a restated basis.
*Per share data has been restated to give effect to a 4-for-1 stock split, effected by a stock dividend, to shareholders of record on May 3, 1996.


The common stock of Penn Engineering & Manufacturing Corp. is traded on the New York Stock Exchange.

Symbols: PNN & PNNA

Lines of Business

The manufacture and sale of fastener products and electric motors are the Company's only lines of business. Certain information on percent of net sales and percent of operating profits attributable to these lines of business for the last three years is as follows:


------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                                                             1996           1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
  Fastener products.............................................................................     82%           80%          79%
  Electric motors...............................................................................     18            20           21
Operating Profit
  Fastener products.............................................................................     89            87           86
  Electric motors...............................................................................     11            13           14
------------------------------------------------------------------------------------------------------------------------------------

                           Consolidated Balance Sheets
                             (Dollars in thousands)


------------------------------------------------------------------------------------------------------------------------------------
At December 31,                                                                                              1996            1995
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................................................................       $ 4,208        $ 1,459
  Short-term investments.............................................................................        10,858          5,988
  Accounts receivable (less allowance for doubtful accounts--1996, $1,000; 1995, $900)...............        28,580         20,845
  Refundable income taxes............................................................................           246             --
  Inventories........................................................................................        27,533         20,275
  Deferred income taxes..............................................................................           391            959
  Other current assets...............................................................................         2,125          2,557
                                                                                                          --------------------------
    Total current assets.............................................................................        73,941         52,083
                                                                                                          --------------------------
PROPERTY--At cost:
  Land and improvements..............................................................................         4,358          3,699
  Buildings and improvements.........................................................................        22,417         15,843
  Machinery and equipment............................................................................        74,486         57,295
                                                                                                          --------------------------
    Total............................................................................................       101,261         76,837
  Less accumulated depreciation......................................................................        39,429         34,896
                                                                                                          --------------------------
    Total property--net..............................................................................        61,832         41,941
                                                                                                          --------------------------
OTHER ASSETS.........................................................................................         2,765          2,050
                                                                                                          --------------------------
    TOTAL............................................................................................      $138,538        $96,074
                                                                                                          ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................................................................       $ 3,741        $ 4,303
  Notes payable......................................................................................            --          1,500
  Accrued expenses:
    Pension and profit sharing.......................................................................         2,140          3,984
    Income taxes.....................................................................................            --            468
    Payroll and commissions..........................................................................         2,810          2,426
    Other............................................................................................         1,017            521
                                                                                                          --------------------------
    Total current liabilities........................................................................         9,708         13,202
                                                                                                          --------------------------
ACCRUED PENSION COST.................................................................................         4,793          4,715
                                                                                                          --------------------------
DEFERRED INCOME TAXES................................................................................         2,900          2,066
                                                                                                          --------------------------
STOCKHOLDERS' EQUITY (See Note 14):
  Class A common stock--authorized 3,000,000 shares of $.01 par value each
    ($1.00 par value each at December 31, 1995); issued 1,772,025 shares.............................            18          1,772
  Common stock--authorized 20,000,000 shares of $.01 value each;
    issued--7,166,075 shares.........................................................................            72             --
  Additional paid-in capital.........................................................................        35,421            932
  Retained earnings..................................................................................        85,822         74,905
  Unrealized loss on investments (net of tax)........................................................           (62)           (60)
  Cumulative foreign currency translation adjustment.................................................           818           (506)
                                                                                                          --------------------------
    Total............................................................................................       122,089         77,043
                                                                                                          --------------------------
  Less cost of treasury stock--259,772 shares........................................................           952            952
                                                                                                          --------------------------
    Total stockholders' equity.......................................................................       121,137         76,091
                                                                                                          --------------------------
    TOTAL............................................................................................      $138,538        $96,074
====================================================================================================================================

See the accompanying notes to the consolidated financial statements.

                        Statements of Consolidated Income
            (Dollars in thousands except share and per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                             1996             1995            1994
------------------------------------------------------------------------------------------------------------------------------------
NET SALES.........................................................................         $160,323         $141,268        $121,470
COST OF PRODUCTS SOLD (Note 3)....................................................          111,027           96,190          83,128
                                                                                          ------------------------------------------
GROSS PROFIT......................................................................           49,296           45,078          38,342
OTHER EXPENSES:
  Selling expenses................................................................           16,347           14,867          13,634
  General and administrative expenses.............................................           11,830            9,189           8,208
                                                                                          ------------------------------------------
    TOTAL.........................................................................           28,177           24,056          21,842
                                                                                          ------------------------------------------
OPERATING PROFIT..................................................................           21,119           21,022          16,500
OTHER INCOME--NET.................................................................            1,003            1,099             627
                                                                                          ------------------------------------------
INCOME BEFORE INCOME TAXES........................................................           22,122           22,121          17,127
PROVISION FOR INCOME TAXES........................................................            8,264            8,323           6,686
                                                                                          ------------------------------------------
NET INCOME (Note 3)...............................................................         $ 13,858         $ 13,798        $ 10,441
                                                                                          ==========================================

NET INCOME PER SHARE (Note 14)....................................................           $ 1.79           $ 2.02          $ 1.53
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
  OUTSTANDING DURING THE YEAR (Note 14)...........................................        7,748,273        6,828,328       6,828,328
------------------------------------------------------------------------------------------------------------------------------------

See the accompanying notes to the consolidated financial statements.

           Statements of Changes in Consolidated Stockholders' Equity
                             (Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Foreign
                                        Class A              Additional            Unrealized    Currency                  Total
For the years ended                     Common       Common   Paid-in   Retained     Loss on    Translation  Treasury  Stockholders'
December 31, 1996, 1995, and 1994        Stock       Stock    Capital   Earnings   Investments  Adjustment    Stock       Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994...........   $ 1,772               $  932    $56,683                  $ (616)      $(952)     $ 57,819
Net income...........................                                    10,441                                            10,441
Cash dividends declared--
  $.38125 per share..................                                    (2,603)                                           (2,603)
Reserve for unrealized
  investment loss....................                                                 (140)                                  (140)
Foreign currency translation
  adjustment.........................                                                               393                       393
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1994.........     1,772                  932      64,521      (140)        (223)       (952)       65,910
Net income...........................                                     13,798                                           13,798
Cash dividends declared--
  $.50 per share.....................                                     (3,414)                                          (3,414)
Decrease in unrealized
  investment loss reserve............                                                   80                                     80
Foreign currency translation
  adjustment.........................                                                              (283)                     (283)
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1995.........     1,772                  932      74,905       (60)        (506)       (952)       76,091
Net income...........................                                     13,858                                           13,858
Cash dividends declared--
  $.36875 per share..................                                     (2,888)                                          (2,888)
Reclassification of stock............    (1,754)               1,754                                                           --
Stock dividend declared..............                  53                    (53)                                              --
Stock offering--1,850,000
  shares issued......................                  19     32,735                                                       32,754
Increase in unrealized
  investment loss reserve............                                                   (2)                                    (2)
Foreign currency translation
  adjustment.........................                                                             1,324                     1,324
                                       ---------------------------------------------------------------------------------------------
Balance at December 31, 1996.........     $  18       $72    $35,421     $85,822     $ (62)       $ 818       $(952)     $121,137
                                       =============================================================================================
------------------------------------------------------------------------------------------------------------------------------------

See the accompanying notes to the consolidated financial statements.

                      Statements of Consolidated Cash Flows
                             (Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                                 1996           1995         1994
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................................................      $  13,858      $ 13,798     $ 10,441
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation.........................................................................          5,343         4,165        3,425
    Loss (gain) on disposal of property..................................................             38            17           (2)
    Loss (gain) on disposal of investments...............................................             --           (41)          34
  Changes in assets and liabilities:
    (Increase) in accounts receivables...................................................         (7,735)         (786)      (4,718)
    (Increase) in refundable income taxes................................................           (246)           --           --
    (Increase) decrease in inventories...................................................         (7,258)       (2,638)       3,496
    (Increase) decrease in deferred income taxes--current................................            568           (62)           1
    (Increase) decrease in other current assets..........................................            432        (1,450)        (523)
    (Increase) in other assets...........................................................           (715)         (560)      (1,490)
    Increase (decrease) in accounts payable..............................................           (562)        1,553          385
    Increase (decrease) in accrued expenses..............................................         (1,432)          652          852
    Increase (decrease) in accrued pension costs.........................................             78          (655)         201
    Increase in deferred income taxes--noncurrent........................................            834           716          208
                                                                                              --------------------------------------
      Net cash provided by operating activities..........................................          3,203        14,709       12,310
                                                                                              --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions.....................................................................        (25,266)      (17,213)      (3,833)
  Additions to available-for-sale investments............................................            (14)           --       (1,479)
  Additions to held-to-maturity investments..............................................       (106,415)      (28,343)     (11,787)
  Proceeds from disposal of available-for-sale investments...............................            217         1,202        1,080
  Proceeds from disposal of held-to-maturity investments.................................        101,340        27,238       10,999
  Proceeds from disposal of property.....................................................             79             3           13
                                                                                              --------------------------------------
      Net cash used in investing activities..............................................        (30,059)      (17,113)      (5,007)
                                                                                              --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term (repayments) borrowings.................................................         (1,500)        1,500       (1,152)
  Issuance of common stock...............................................................         32,754            --           --
  Dividends paid.........................................................................         (2,888)       (3,414)      (2,603)
                                                                                              --------------------------------------
      Net cash provided by (used in) financing activities................................         28,366        (1,914)      (3,755)
                                                                                              --------------------------------------
  Effect of exchange rate changes on cash................................................          1,239          (329)         358
                                                                                              --------------------------------------
  Net increase (decrease) in cash and cash equivalents...................................          2,749        (4,647)       3,906
  Cash and cash equivalents at beginning of year.........................................          1,459         6,106        2,200
                                                                                              --------------------------------------
  Cash and cash equivalents at end of year...............................................      $   4,208      $  1,459     $  6,106
                                                                                              ======================================
SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for:
    Income taxes.........................................................................       $  7,429       $ 8,062     $  6,008
    Interest.............................................................................            218            10           66
------------------------------------------------------------------------------------------------------------------------------------

See the accompanying notes to the consolidated financial statements.

                   Notes to Consolidated Financial Statements
              For the years ended December 31, 1996, 1995, and 1994

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES
a. Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM International Singapore Pte. Ltd., PEM World Sales Ltd., PEM Investments, Inc., and PEM Management, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

b. Investments

The Company adopted as of January 1, 1994, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities" (Note 2). Investments are classified as short-term if the maturities at December 31 are less than one year.

c. Inventories

The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 69% and 70% of total inventories at December 31, 1996 and 1995, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market. As further discussed in Note 3, the Company changed its method of accounting for its LIFO inventories from the unit cost method to the components of cost method during 1996.

d. Property

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. In 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires review for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The effect of the adoption was not material.

e. Income Taxes

The deferred tax provision is determined using the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

f. Statement of Consolidated Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

g. Research and Development Costs

The Company expenses all research and development costs as incurred.

h. Foreign Currency Transactions

The effect of translating the financial statements of PEM International Ltd.
& PEM International Singapore Pte. Ltd. is recorded as a separate component of Stockholders' Equity in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

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

j. Fair Values of Financial Instruments

Fair values of cash equivalents, short-term investments, trade receivables, and payables approximate their carrying value. The estimated fair values of other financial instruments have been determined using available market information and valuation methodologies. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods may significantly affect the fair value estimates.

k. Capital Stock

The Company's capital stock consists of $.01 par value Class A Common Stock and $.01 par value Common Stock. Holders of Class A Common Stock have one vote per share, while holders of Common Stock have no votes. All other rights of the Class A Common Stock and Common Stock, including rights with respect to stock splits, the consideration payable in a merger or consolidation, and distribution upon liquidation, are the same.

l. Reclassifications

Certain reclassifications have been made to prior year amounts and balances to conform with the 1996 presentation.

NOTE 2: INVESTMENTS

As discussed in Note 1 (b), the Company elected to adopt SFAS No. 115 effective January 1, 1994. SFAS No. 115 requires the Company to account for debt and equity securities as follows:

a) Trading--The Company holds no investments that were designated as trading securities.

b) Held-to-Maturity--Securities that management has the positive intent and ability to hold until maturity. These investments are carried at their remaining unpaid principal balance net of any unamortized premiums or discounts. The following is a summary of the net unpaid principal value of short-term held to maturity securities at December 31, 1996 and 1995.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1996          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Dollars in thousands)
U.S. Treasury securities and securities of U.S. Government agencies..........................................  $8,303       $4,466
Commercial paper.............................................................................................   1,238           --
                                                                                                             -----------------------
  Total......................................................................................................  $9,541       $4,466
                                                                                                             =======================
------------------------------------------------------------------------------------------------------------------------------------

c) Available-for-Sale--Securities that will be held for indefinite periods of time. These investments are carried at market value which is determined using published quotes as of the close of business on December 31, 1996. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of equity until realized. Unrealized losses were $62,000, net of taxes of $40,000, at December 31, 1996 and were $60,000, net of taxes of $39,000, at December 31, 1995. The following is a summary of the estimated fair value of the short-term available-for-sale securities at December 31, 1996 and 1995:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1996          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Dollars in thousands)
Mutual Common Stock Funds.................................................................................... $  580        $  571
U.S. Government Security Income Fund.........................................................................    549           759
State and Municipal Bond Funds...............................................................................    188           192
                                                                                                             -----------------------
  Total...................................................................................................... $1,317        $1,522
                                                                                                             =======================
------------------------------------------------------------------------------------------------------------------------------------


NOTE 3: INVENTORIES
At December 31, 1996 and 1995 inventories comprised:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               1996        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (Dollars in thousands)
Raw material................................................................................................ $ 4,470       $ 4,570
Tooling.....................................................................................................   3,882         3,610
Work-in-process.............................................................................................   7,648         6,512
Finished goods..............................................................................................  11,533         5,583
                                                                                                             -----------------------
  Total..................................................................................................... $27,533       $20,275
                                                                                                             =======================
------------------------------------------------------------------------------------------------------------------------------------

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1996, 1995, and 1994 would have been $8,117,000, $8,028,000, and $7,642,000 higher and net income would have been $56,000, $240,000, and $77,000 higher than reported for 1996, 1995, and 1994, respectively.

A reduction in inventory quantities for the year ended December 31, 1994 resulted in the liquidation of LIFO inventory quantities carried at lower manufacturing costs prevailing in prior years as compared with current year manufacturing costs. The effect of such a reduction was to increase 1994 net income by approximately $832,000.

In the fourth quarter of 1996, the Company changed the method of calculating its domestic fastener LIFO inventory from the unit cost method to the components of cost method. Management believes that this change in its LIFO method better reflects the effect of inflation and results in a more representative LIFO cost index for product mix changes. The effect of this change was to increase 1996 net income by $910,000 ($.12 per share). The cumulative effect of this accounting change and the pro forma effect on prior years' income have not been disclosed because such effects are not reasonably determinable.

Included in other assets is long-term tooling inventory totaling $2,765,000 and $2,050,000 at December 31, 1996 and 1995, respectively.

              For the years ended December 31, 1996, 1995, and 1994


NOTE 4: LINES OF CREDIT
At December 31, 1996, the Company had available unused short term lines of credit totaling approximately $27,500,000. No amounts were outstanding under these lines at December 31, 1996. Borrowings under these lines totaled $1,500,000 at December 31, 1995 at an effective interest rate of 6.71%.

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

The Company records pension costs in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions." The total pension expense for 1996, 1995 and 1994 was $2,348,000, $1,767,000, and
$1,860,000, respectively. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for the years ended December 31, 1996 and 1995:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              1996        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Dollars in thousands)
Actuarial present value of benefit obligations:
Vested employees........................................................................................... $ 13,563    $ 13,301
Non-vested employees.......................................................................................      379         365
                                                                                                            ------------------------
  Total.................................................................................................... $ 13,942    $ 13,666
                                                                                                            ========================
Projected plan benefit obligation for services rendered to date............................................ $ 24,937    $ 24,807
Plan assets at fair value (primarily listed stocks, bonds and cash equivalents)............................  (20,324)    (17,230)
                                                                                                            ------------------------
Excess of projected benefit obligation over plan assets....................................................    4,613       7,577
Unrecognized net (gain) from past experience different from that assumed and effects
  of changes in assumptions ...............................................................................     (136)     (2,494)
Unrecognized net asset at January 1, 1987 being recognized over 15 years...................................      316         380
                                                                                                            ------------------------
Total accrued pension cost................................................................................. $  4,793    $  5,463
                                                                                                            ========================
  Current pension cost payable............................................................................. $      0    $    748
  Accrued pension cost--noncurrent..........................................................................$  4,793    $  4,715
------------------------------------------------------------------------------------------------------------------------------------

Net pension cost for 1996, 1995, and 1994 included the following components:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996         1995        1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (Dollars in thousands)
Service cost--benefits earned during the period................................................    $ 2,081      $ 1,426     $ 1,586
Interest cost on projected benefit obligation..................................................      1,756        1,435       1,339
Actual return on plan assets...................................................................     (1,581)      (3,261)        355
Net amortization and deferral..................................................................         51        2,132      (1,450)
                                                                                                   ---------------------------------
Net periodic pension cost......................................................................    $ 2,307      $ 1,732     $ 1,830
                                                                                                   =================================
------------------------------------------------------------------------------------------------------------------------------------

The assumed discount rate, rate of increase in long-term compensation levels, and expected long-term rate of return on assets were 7.5% (7% in 1995 and 8% in 1994), 6%, and 8%, respectively. The increase in the discount rate from 7% in 1995 to 7.5% in 1996 caused a decrease in the projected benefit obligation of approximately $2,693,000. The decrease in the discount rate from 8% in 1994 to 7% in 1995 caused an increase in the projected benefit obligation of approximately $4,630,000.

The Company has profit sharing plans covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $3,631,000 in 1996, $3,225,000 in 1995, and $3,043,000 in 1994.

NOTE 6: STOCK OPTIONS AND STOCK PURCHASE PLAN
The Company currently has one stock option plan, the 1996 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of options to eligible employees of all participating subsidiaries of the Company. The Plan permits the granting of both options that qualify as incentive stock options under Section 422(b) of the Internal Revenue Code of 1986 (the "Code") and options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plan to grant options for shares not to exceed in the aggregate 500,000 shares of the Company's non-voting Common Stock. The Plan provides for the granting of both types of options with an exercise price equal to the greater of par value or the closing market price of the Company's non-voting Common Stock on the date of the grant and a maximum term of ten years. All options granted under this Plan shall vest in four equal cumulative installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option. The Company had no options outstanding at the beginning of the year and had granted approximately 133,300 options as of December 31, 1996, all of which are currently unexercisable, with an aggregate fair market value of approximately $784,000. The grant date and exercise price of the initial grant under the Plan were December 4, 1996 and $18.375 per share, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 5.93%; dividend yield of 2.25% for all years; expected life of 6 years; and volatility of 30%.

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting Common Stock by eligible employees of all participating subsidiaries of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with 20 semi-annual subscription periods. During its term the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis, through payroll deductions not exceeding 10% of base wages, at a 10% discount from the lowest of the market price on the last trading day before the first day of enrollment period with respect to the subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 150,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had no shares subscribed for at the beginning of the year and had collected approximately $68,400 for the initial subscription period at December 31, 1996. The Company utilized the same valuation assumptions in this plan as it had in the stock option plan.

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which requires expanded disclosures of stock-based compensation arrangements with employees. SFAS 123 encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. It allows the Company to continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." The Company has elected to continue to recognize compensation cost based on the intrinsic value of the equity instrument awarded as promulgated in APB No. 25. Had compensation costs for 1996 for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, there would have been no material effect on the Company's financial position or results of its operations.

NOTE 7: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company hedges the potential effect of currency fluctuations on foreign operating activities by entering into foreign currency forward contracts. Gains or losses on qualifying hedges of firm commitments are recognized in income when the hedged transaction occurs. Forward contracts that do not qualify for hedge accounting are marked to market, and the resulting gains or losses are reflected in income. Total foreign currency transaction gains (losses) of ($224,000), $174,000, and $109,000 were recorded in 1996, 1995, and 1994, respectively. The forward contracts outstanding at December 31, 1996 mature in 1997 and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange contracts of $13.9 million outstanding at December 31, 1996 with a fair market value of approximately $12.7 million. At December 31, 1995 there were $9.4 million foreign exchange contacts outstanding with a fair market value which approximated cost. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

NOTE 8: INCOME TAXES
The income tax provision consists of the following:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996         1995        1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (Dollars in thousands)
Current:
  Federal........................................................................................   $6,239       $6,837       $5,234
  State..........................................................................................      644          863        1,303
                                                                                                    --------------------------------
    Total current tax provision..................................................................    6,883        7,700        6,537
                                                                                                    --------------------------------
Deferred:
  Federal........................................................................................    1,236          553          133
  State..........................................................................................      145           70           16
                                                                                                    --------------------------------
    Total deferred tax...........................................................................    1,381          623          149
                                                                                                    --------------------------------
Total income tax provision.......................................................................   $8,264       $8,323       $6,686
                                                                                                    ================================
------------------------------------------------------------------------------------------------------------------------------------

              For the years ended December 31, 1996, 1995, and 1994

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                1996         1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (Dollars in thousands)
Deferred tax assets:
  Pension..................................................................................................... $1,871       $1,854
  Allowance for doubtful accounts.............................................................................    382          346
  Inventory...................................................................................................    378          343
  Other.......................................................................................................    341          290
                                                                                                               ---------------------
    Total deferred tax asset..................................................................................  2,972        2,833
                                                                                                               ---------------------
Deferred tax liabilities:
  Property....................................................................................................  4,771        3,847
  LIFO reserve................................................................................................    592           --
  Other.......................................................................................................    118           93
                                                                                                               ---------------------
    Total deferred tax liability..............................................................................  5,481        3,940
                                                                                                               ---------------------
Net deferred tax liability.................................................................................... $2,509       $1,107
                                                                                                               =====================
------------------------------------------------------------------------------------------------------------------------------------

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1996         1995        1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (Dollars in thousands)
Federal income tax provision at statutory rate.................................................     $7,743       $7,742      $5,958
State income taxes, after deducting federal income tax benefit.................................        513          606         860
Interest and dividend income excluded from taxable income......................................         (2)         (23)        (24)
Other..........................................................................................         10           (2)        108
                                                                                                    --------------------------------
Actual provision for income taxes..............................................................     $8,264       $8,323      $6,686
                                                                                                    ================================
------------------------------------------------------------------------------------------------------------------------------------


NOTE 9: CERTAIN TRANSACTIONS
The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amounts of $6,512,000, $7,932,000, and $7,061,000 and made purchases from this party in the amounts of $289,000, $320,000, and $356,000 in 1996, 1995, and
1994, respectively. At December 31, 1995 the Company had a trade receivable balance due from this party in the amount of $778,000. In November, 1996 this corporation was sold to an unrelated party.

NOTE 10: COMMITMENTS
The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 1996, having initial or remaining terms of more than one year are $546,000 for 1997, $498,000 for 1998, $114,000 for 1999 and $0 for 2000 and 2001, respectively.

Rental and operating lease expenses charged against earnings were $586,000, $429,000, and $374,000 in 1996, 1995, and 1994 respectively.

NOTE 11: CONTINGENCIES
The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

NOTE 12: FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY
Information about the operations of the Company in different industry segments for 1996, 1995, and 1994 follows:

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996                                                                Fasteners     Motors       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (Dollars in thousands)
Net sales..............................................................................      $130,721     $29,602        $160,323
                                                                                            ----------------------------------------
Operating profit.......................................................................        18,754       2,365        $ 21,119
Other income...........................................................................                                     1,003
                                                                                                                         -----------
Income before income taxes.............................................................                                  $ 22,122
                                                                                                                         ===========

Identifiable assets....................................................................      $110,999     $14,899        $125,898
Corporate assets.......................................................................                                    12,640
                                                                                                                         -----------
Total assets at December 31, 1996......................................................                                  $138,538
                                                                                                                         ===========

Depreciation...........................................................................      $  4,815     $   528        $  5,343
Capital expenditures...................................................................      $ 24,083     $ 1,183        $ 25,266
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995                                                                Fasteners     Motors       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (Dollars in thousands)
Net sales..............................................................................      $113,323     $27,945        $141,268
                                                                                            ----------------------------------------
Operating profit.......................................................................      $ 18,353     $ 2,669        $ 21,022
Other income...........................................................................                                     1,099
                                                                                                                         -----------
Income before income taxes.............................................................                                  $ 22,121
                                                                                                                         ===========

Identifiable assets....................................................................      $ 74,328     $13,654        $ 87,982
Corporate assets.......................................................................                                     8,092
                                                                                                                         -----------
Total assets at December 31, 1995......................................................                                  $ 96,074
                                                                                                                         ===========

Depreciation...........................................................................      $  3,686      $  479        $  4,165
Capital expenditures...................................................................      $ 16,464      $  749        $ 17,213
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1994                                                                Fasteners     Motors       Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (Dollars in thousands)
Net sales..............................................................................      $ 96,067     $25,403        $121,470
                                                                                            ----------------------------------------
Operating profit.......................................................................      $ 14,152     $ 2,348        $ 16,500
Other income...........................................................................                                       627
                                                                                                                         -----------
Income before income taxes.............................................................                                  $ 17,127
                                                                                                                         ===========

Identifiable assets....................................................................      $ 61,490     $12,684        $ 74,174
Corporate assets.......................................................................                                     7,953
                                                                                                                         -----------
Total assets at December 31, 1994......................................................                                  $ 82,127
                                                                                                                         ===========

Depreciation...........................................................................       $ 2,932      $  493         $ 3,425
Capital expenditures...................................................................       $ 3,307      $  526         $ 3,833
------------------------------------------------------------------------------------------------------------------------------------

The Company operates in two business segments, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $21,830,000, $20,854,000, and $16,554,00 for the years ended December 31, 1996, 1995, and 1994, respectively (approximately 14%, 15%, and 14% of consolidated net sales in 1996, 1995, and 1994, respectively).

Sales of PEM International Ltd. and PEM International Singapore Pte. Ltd., (the "Foreign Subsidiaries") totaled approximately $30,989,000, $22,852,000, and $17,374,000 for the years ended December 31, 1996, 1995, and 1994, respectively (approximately 19%, 16%, and 14% of consolidated net sales in 1996, 1995, and 1994, respectively). Sales from the parent Company to the Foreign Subsidiaries result in profit margins which are representative of those obtained from sales to unaffiliated distributors. Income (loss) before taxes of the Foreign Subsidiaries

              For the years ended December 31, 1996, 1995, and 1994

totaled $989,000, $605,000, and ($17,000) for the years ended December 31, 1996, 1995, and 1994, respectively. Assets of the Foreign Subsidiaries represented approximately 17%, and 12% of consolidated total assets as of December 31, 1996, and 1995, respectively. Export sales, other than to the Foreign Subsidiaries totaled approximately $9,694,000, $12,585,000, and $10,118,000 for the years ended December 31, 1996, 1995, and 1994, respectively, (approximately 6%, 9%, and 8% of consolidated net sales in 1996, 1995, and 1994, respectively).

NOTE 13: ACQUISITIONS
On March 1, 1996 the Company purchased, for approximately $2,900,000, certain inventory and other assets from a former authorized distributor and created a new wholly-owned subsidiary. This new, wholly-owned subsidiary, PEM International Singapore Pte. Ltd., operates similar to the Company's other wholly-owned subsidiary, PEM International Ltd.

NOTE 14: STOCK RECLASSIFICATION AND STOCK DIVIDEND
On May 22, 1996, the Company effected a reclassification of its common stock whereby each share of existing $1.00 par value voting common stock became one share of new $.01 par value Class A voting common stock (the "Stock Reclassification"). On May 23, 1996, the Company effected a 4-for-1 stock split, in the form of a stock dividend, payable in shares of $.01 par value non-voting common stock to stockholders of record on May 3, 1996 (the "Stock Dividend"). The change in par value of the Class A common stock as a result of the Stock Reclassification resulted in the transfer of $1,754,305 from Class A common stock to additional paid-in capital, and the Stock Dividend resulted in the issuance of 5,316,075 new common shares and in the transfer of $53,161 from retained earnings to common stock. In the foregoing consolidated financial statements, all per share amounts and number of shares have been restated to reflect the Stock Reclassification and the Stock Dividend.


                                Auditors' Report


To the Stockholders and Board of Directors of Penn Engineering & Manufacturing Corp.
Danboro, Pennsylvania


We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. and subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related statements of consolidated income, changes in consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, during 1996 the Company changed its method of accounting for last-in, first-out inventories.




/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
January 29, 1997