Form 10-K, Exhibit 13
period 1997-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 1998-03-31
CIK 77106

EXHIBIT 13

                        (ANNUAL REPORT TO STOCKHOLDERS)

Selected Financial Data
------------------------------------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

============================================================================================================
Year Ended December 31,                                     1997       1996      1995       1994      1993
------------------------------------------------------------------------------------------------------------
Net sales                                                 $167,702  $160,323   $141,268   $121,470  $100,665
Cost of products sold                                      115,374   111,027     96,190     83,128    70,979
Provision for income taxes                                   8,425     8,264      8,323      6,686     4,548
Net income                                                  14,501    13,858     13,798     10,441     7,352
Capital expenditures                                        19,234    25,266     17,213      3,833     8,354
Depreciation                                                 6,570     5,343      4,165      3,425     3,180
Total assets                                               150,992   138,538     96,074     82,127    73,542
Stockholders' equity                                       128,919   121,137     76,091     65,910    57,819
Working capital                                           $ 60,411  $ 64,233   $ 38,881   $ 41,612  $ 34,953
Number of employees (at year end)                            1,368     1,330      1,211      1,088     1,008
Number of stockholders of record (at year end)
  PNN                                                          618       648        N/A        N/A       N/A
  PNNA                                                         480       520        540        580       607
Average number of common shares outstanding used
  to compute per share information (in thousands)            8,664     7,748      6,828      6,828     6,828
Per share information:
  Net income                                                  1.67      1.79       2.02       1.53      1.08
  Stockholders' equity                                       14.88     15.63      11.15       9.65      8.47
  Dividends                                                    .42       .37        .50        .38       .29
                                                          --------------------------------------------------

Management's Discussion and Analysis of Results of Operations
and Financial Condition
--------------------------------------------------------------------------------
     DECEMBER 31, 1997

OVERVIEW

    The Company consists of two business segments: the manufacture and sale of PEM(R) brand self-clinching fasteners, including PEMSERTER(R) fastener insertion machines, and Pittman(R) dc motors. Self-clinching fasteners, which accounted for 81.0% of the Company's consolidated net sales in 1997 compared to 81.5% in 1996 and 80.2% in 1995, are marketed through a worldwide network of independent authorized distributors and two Company owned distributors. In 1997, sales to the computer/electronics and automotive industries accounted for approximately 81% and 7% of fastener sales, respectively, with the balance distributed among other industries.

     Motors accounted for 19.0% of the Company's consolidated net sales in 1997 compared to 18.5% in 1996 and 19.8% in 1995, and are marketed in the United States and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, hospital emergency/surgery equipment, and industrial equipment. The Company's motor segment consists of brush-commutated motors and longer lasting brushless motors. Brushless motors are generally higher priced units with higher profit margins, versus the brush motors, which are lower priced and carry a lower margin, but generate higher sales volume.

     The number of fastener units shipped from the Company's manufacturing facilities to all customers, including independent and Company owned distributors, increased 10% to 2.03 billion in 1996 from 1.84 billion in 1995, and then decreased 3% to 1.96 billion in 1997. The decrease in 1997 was primarily caused by independent distributors selling excess inventory accumulated in prior years. As a result, distributor demand on the Company was lessened in 1997.

     In 1997, 1996, and 1995, sales to domestic customers accounted for 73.7%, 74.6%, and 74.9%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 26.3%, 25.4%, and 25.1%, respectively, of the Company's consolidated net sales. The Company's export sales have benefited from the Company's ability to serve large multi-national computer and electronic manufacturers who have moved some of their product fabrication offshore. The Company has maintained significant distribution channels and inventories in Europe and the Pacific Rim for more than 26 years and 11 years, respectively.

Management's Discussion and Analysis of Results of Operations
and Financial Condition (continued)
--------------------------------------------------------------------------------
     DECEMBER 31, 1997

Approximately 700 million pieces are available throughout the Company's worldwide distribution network. In addition, the Company maintains an inventory of approximately 100 million fastener units at its Danboro facility. As a result of increasing the availability of its products, the Company has supported growth in its sales and positioned itself to meet the needs of its customers in the North American, European, and Pacific Rim markets. The Company's profits from export sales may be affected to some extent by freight costs, currency fluctuations, duties and local administrative costs.

YEAR 2000

     Many companies are currently in the process of determining what corrective measures, if any, need to be taken in order to ensure that their computer systems will not be disrupted by the Year 2000 problem. The problem is one where many computer systems in use today have codes programmed to read dates as two digits. The issue becomes a problem if the computer system recognizes the designation "00" as 1900 when it should be 2000, resulting in processing failures or errors. The Company is well underway towards having all critical systems Year 2000 compliant by the close of 1998.

     The total Year 2000 project cost is estimated at approximately $300,000, which includes approximately $275,000 for the purchase of new software that will be capitalized and $25,000 that will be expensed as incurred. To date, the Company has incurred $175,000 for the upgrade of mainframe computer software, that has been capitalized in 1997. The remaining costs are expected to be for software upgrades for support systems and expenses to research and plan for the total modification and conversion of all Company computer systems.

     The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated.

FORWARD-LOOKING STATEMENTS

     Forward-looking statements are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

Results of Operations

     The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales.


================================================================================
Year Ended December 31,      1997                1996                  1995
--------------------------------------------------------------------------------
                                      (Dollars in Thousands)
NET SALES
  Fasteners           $135,841   81.0%    $130,721     81.5%   $113,323    80.2%
  Motors                31,861   19.0       29,602     18.5      27,945    19.8
                      ----------------------------------------------------------
    Total             $167,702  100.0%    $160,323    100.0%   $141,268   100.0%
                      ==========================================================
  Domestic            $123,534   73.7%     $119,640    74.6%   $105,831    74.9%
  Foreign               44,168   26.3        40,683    25.4      35,437    25.1
                      ----------------------------------------------------------
    Total             $167,702  100.0%     $160,323   100.0%   $141,268   100.0%
                      ==========================================================
GROSS PROFIT
  BY SEGMENT
  Fasteners           $ 43,805   32.2%     $ 41,557    31.8%   $ 37,258    32.9%
  Motors                 8,523   26.8         7,739    26.1       7,820    28.0
TOTAL COMPANY
  Gross Profit        $ 52,328   31.2%     $ 49,296    30.7%   $ 45,078    31.9%
  Selling, general &
    administrative
    expenses            30,640   18.3        28,177    17.6      24,056    17.0
  Operating profit      21,688   12.9        21,119    13.2      21,022    14.9
  Net income            14,501    8.6        13,858     8.6      13,798     9.8

Year Ended December 31, 1997 vs. Year Ended December 31, 1996

     Consolidated net sales for 1997 were $167.7 million, versus $160.3 million in 1996, a 4.6% increase. This growth in sales was largely the result of the growth of the personal computer, network servers, and automotive markets. Sales to customers outside the United States in 1997 increased 8.6% to $44.2 million, from $40.7 million in 1996. Net sales for the fastener operation for 1997 were $135.8 million, versus $130.7 million in 1996, a 3.9% increase. Motor sales in 1997 increased 7.8% to $31.9 million from $29.6 million in 1996.

     The Company's average selling price for fasteners shipped in 1997 increased approximately 4.3% to $63.19 per thousand fasteners sold from $60.59 per thousand fasteners sold in 1996 mainly due to a change in product mix and an approximate 4.0% price increase that was effective as of April 1, 1997.

     The number of fasteners sold to the Company's global OEM direct customers and its independent distribution network decreased approximately 0.7% from 1996 to 1997. The number of fasteners sold within North America, approximately 71.5% of total fasteners sold in 1997, decreased approximately 4.6% from 1996 to 1997. This decrease is mainly due to adjustments in distributor inventory levels which were unusually high during the latter part of 1996 and early 1997. The number of fasteners sold into Europe, approximately 22.9% of total fasteners sold in 1997, increased 14.1% from 1996 to 1997. The increase in this market was due to strong point-of-sale demand throughout all four quarters of 1997 as opposed to 1996 when point-of-sale demand trended downward in the latter part of the year. The number of fasteners sold into the Asia-Pacific market, approximately 5.6% of total fasteners sold in 1997, decreased approximately 1.5% from 1996 to 1997. Sales in this region were affected by the currency fluctuations and other economic problems experienced in the area during the last half of 1997.

     The average selling price of Pittman motors increased approximately 0.7% to $40.58 per motor in 1997 from $40.29 per motor in 1996. The number of Pittman motors sold increased approximately 6.9% to 785,052 in 1997 from 734,741 in 1996.

     Consolidated gross profit was $52.3 million in 1997, versus $49.3 million in 1996, a 6.1% increase. Fastener gross profit increased 5.3% to $43.8 million in 1997 from $41.6 million in 1996 mainly as a result of a change in product mix and a continuing emphasis on manufacturing cost control. As a percent of sales, fastener gross profit increased to 32.2% in 1997 from 31.8% in 1996. This increase was achieved even though the fastener operation incurred one-time expenses, approximately $500,000, associated with the moving of equipment into a new manufacturing facility in Winston-Salem.

     Motor gross profit increased 10.4% to $8.5 million in 1997 from $7.7 million in 1996 due to increased sales volume. Motor gross profit margins increased to 26.8% in 1997 from 26.1% in 1996 also due to increased sales volume.

     Consolidated selling, general, and administrative expenses ("SG&A") for 1997 were $30.6 million, versus $28.2 million for 1996, an 8.5% increase. SG&A, as a percent of sales, increased from 17.6% in 1996 to 18.3% in 1997. The increase was caused by additional commission expense due to continued strong end customer demand, additional staff, and Singapore distribution center expenses for an entire year.

     Consolidated net income for 1997 was $14.5 million, versus $13.9 million for 1996. Other income, which includes investment income and realized currency transaction gains, increased to $1.2 million in 1997 from $1.0 million in 1996.

Year Ended December 31, 1996 vs. Year Ended December 31, 1995

     Consolidated net sales for 1996 were $160.3 million, versus $141.3 million in 1995, a 13.5% increase. Sales to customers outside the United States for 1996 were $40.7 million, versus $35.4 million in 1995, a 15.0% increase. Net sales for the fastener operation for 1996 were $130.7 million, versus $113.3 million in 1995, a 15.4% increase. Motor sales increased to $29.6 million in 1996 from the $27.9 million recorded in 1995.

     The Company's average selling price for fasteners shipped in 1996 increased approximately 4.6% to $60.59 per thousand fasteners sold from $57.95 per thousand fasteners sold in 1995 mainly due to a change in product mix and a 2.8% price increase that was effective as of April 1, 1996. The average selling price of Pittman motors declined 2.1% from $41.15 per motor in 1995 to $40.29 per motor in 1996 as a result of a change in product mix toward lower margin brush type motors. The Company's brushless motors have an average price of approximately $210 per unit, reflecting more expensive materials and higher labor content, and are used in equipment requiring a high degree of reliability, while brush-commutated motors have an average price of $40 per unit and are typically used in less critical/demanding volume related equipment. The percentage of total motor sales represented by brushless motors was 21.4% in 1996 compared to 22.5% in 1995.

     The number of fasteners sold to the Company's global OEM direct customers and its independent distribution network increased approximately 10.2% from 1995 to 1996. The number of fasteners sold within North America increased approximately 12.3% from 1995 to 1996, and represented approximately 74.4% of total fasteners sold in 1996. The number of fasteners sold into the Europe and the Asia-Pacific markets increased 3.4% and 9.3%, respectively, from 1995 to 1996 and represented approximately 19.9% and 5.7%, respectively, of total fasteners sold in 1996. The continued strong demand for personal computers as well as other electronic equipment was the main cause of the increased sales volume. However, the rate at which sales volume grew slowed from prior years because of excess distributor inventory in some product lines.

     Consolidated gross profit was $49.3 million in 1996, versus $45.1 million in 1995, a 9.3% increase. Fastener gross profit increased 11.5% to $41.6 million from $37.3 million in 1995 mainly as a result of a greater number of fasteners manufactured and sold in 1996 compared to 1995. However, fastener gross margins decreased from 32.9% in 1995 to 31.8% in 1996 because cost increases incurred for raw material, outside screw machine services, and tooling were not fully offset

Management's Discussion and Analysis of Results of Operations
and Financial Condition (continued)
--------------------------------------------------------------------------------
     DECEMBER 31, 1997

by price increases, production efficiencies, and cost containment. The fastener division also incurred additional one-time expenses associated with the moving of equipment into the additional manufacturing facilities built in Danboro.

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

     Consolidated net income for 1996 was $13.9 million, versus $13.8 million for 1995. Other income, which includes investment income and realized currency transaction gains, decreased 8.7% as a result of decreased investment income during the first six months of 1996, related to capital equipment expenditures and less favorable foreign currency exchange rates in 1996 compared to 1995.

     In the fourth quarter of 1996, the Company changed its method of calculating the index on its domestic fastener LIFO inventory from the unit cost method to the components of cost method. Management believes that this change in its LIFO method of application better reflects the effects of inflation and results in a more representative LIFO cost index for product mix changes. The effect of this change was to increase net income in 1996 by $910,000.

Liquidity and Capital Resources

     Liquidity needs for the year ended December 31, 1997 consisted primarily of $19.2 million of capital expenditures which included the completion of a 120,000 square foot new building at the Company's Winston-Salem location and to expand the Company's manufacturing equipment. The Company's primary source of cash in 1997 came from operations while in 1996 the primary source of cash came from the public offering of 1,850,000 shares of non-voting common stock.

     At December 31, 1997, the Company also had $27.5 million available under its short-term lines of credit. Working capital decreased to $60.4 million in 1997 from $64.2 million in 1996 primarily due to the increase in accounts payable needed to finance capital expenditures and a decrease in accounts receivable as a result of a 7.7% decrease in receivable days outstanding from December 31, 1996 to December 31, 1997. Working capital increased to $64.2 million in 1996 from $38.9 million in 1995 as a result of the public offering proceeds, increased sales, and the purchase of the Singapore distributor.

     The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to adequately maintain a current level of operations and planned growth for the foreseeable future.

     Stockholders' equity per share at the end of 1997 was $14.88 compared to $15.63 at year-end 1996 and $11.15 at year-end 1995. The 1995 amount has been restated to adjust for a 4-for-1 stock split, effected in the form of a stock dividend, distributed to stockholders in May 1996.

     The Company, along with a large number of other entities, has been designated a potentially responsible party (PRP) subject to joint and several liability for the cost of three superfund sites by the US Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act. Based on the Company's assessment of the costs associated with its environmental responsibilities, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had, and in the opinion of Company's management, will not have a material effect on the Company's financial condition.

Selected Quarterly Financial Data
--------------------------------------------------------------------------------
     (UNAUDITED, DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

==================================================================================================
                                                                1997 Quarter Ended
                                                 -------------------------------------------------
                                                 Mar. 31   June 30   Sept. 30  Dec. 31  Total Year
--------------------------------------------------------------------------------------------------
Net sales                                        $39,016   $41,974   $42,531   $44,181    $167,702
Gross profit                                      11,779    12,967    13,117    14,465      52,328
Net income                                         2,975     3,560     3,828     4,138      14,501
Net income per share--basic and diluted              .34       .41       .44       .48        1.67
Dividends declared per share                         .10       .10       .11       .11         .42
                                                 -------------------------------------------------
Market prices per share:
Class A Common Stock (PNNA)
  High                                            21 1/2    23 3/8    26 1/4    27 1/4      27 1/4
  Low                                             19 1/8    18 3/4    18 7/8    24          18 3/4
Common Stock (PNN)
  High                                            21 1/8    19 7/8    27 7/8    27 3/4      27 7/8
  Low                                             18 7/8    17 3/4    19 1/2    23 3/8      17 3/4
==================================================================================================
                                                                 1996 Quarter Ended
                                                 -------------------------------------------------
                                                 Mar. 31   June 30   Sept. 30  Dec. 31  Total Year
--------------------------------------------------------------------------------------------------
Net sales                                        $39,029   $41,482   $38,714   $41,098    $160,323
Gross profit                                      11,616    13,379    12,259    12,042      49,296
Net income                                         2,908     3,931     3,675     3,344      13,858
Net income per share--basic and diluted              .42       .58       .43       .36        1.79
Dividends declared per share                         .07       .10       .10       .10         .37
                                                 -------------------------------------------------
Market prices per share:
Class A Common Stock (PNNA)
  High                                            24        27 1/8    19 1/8    20 5/8      27 1/8
  Low                                             21 1/4    18 1/8    15        16 7/8      15
Common Stock (PNN)
  High                                               N/A    26 7/8    23 7/8    20 3/4      26 7/8
  Low                                                N/A    18 3/8    16 7/8    17 1/4      16 7/8
                                                 -------------------------------------------------


The common stock of Penn Engineering & Manufacturing Corp. is traded on the New York Stock Exchange. Symbols: PNN & PNNA.

Lines of Business

     The manufacture and sale of fastener products and electric motors are the Company's only lines of business. Certain information on percent of net sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

================================================================================
Year Ended December 31,                                   1997     1996    1995
--------------------------------------------------------------------------------
Net Sales
  Fastener products                                        81%      82%     80%
  Electric motors                                          19       18      20
Operating Profit
  Fastener products                                        87       89      87
  Electric motors                                          13       11      13
                                                         -----------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS)

================================================================================
December 31,                                                   1997       1996
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                 $  6,826   $  4,208
  Short-term investments                                      10,844     10,858
  Accounts receivable
    (less allowance for doubtful accounts--
    1997, $550; 1996, $1,000)                                 27,444     28,580
  Inventories                                                 26,679     27,533
  Other current assets                                         2,130      2,762
                                                            -------------------
    Total current assets                                      73,923     73,941
                                                            -------------------
PROPERTY--At cost:
  Land and improvements                                        4,744      4,358
  Buildings and improvements                                  30,509     22,417
  Machinery and equipment                                     84,037     74,486
                                                            -------------------
    Total                                                    119,290    101,261
  Less accumulated depreciation                               45,393     39,429
                                                            -------------------
    Total property--net                                       73,897     61,832
                                                            -------------------
OTHER ASSETS                                                   3,172      2,765
                                                            -------------------
    TOTAL                                                   $150,992   $138,538
                                                            ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                          $  5,826   $  3,741
  Accrued expenses:
    Pension and profit sharing                                 2,522      2,140
    Payroll and commissions                                    2,961      2,810
    Other                                                      2,203      1,017
                                                            -------------------
    Total current liabilities                                 13,512      9,708
                                                            -------------------
ACCRUED PENSION COST                                           4,330      4,793
                                                            -------------------
DEFERRED INCOME TAXES                                          4,231      2,900
                                                            -------------------
STOCKHOLDERS' EQUITY:
  Class A common stock--authorized 3,000,000 shares
    of $.01 par value each;
      Issued 1,772,025 shares in 1997 and 1996                    18         18
  Common stock--authorized 20,000,000 shares
    of $.01 par value each;
      Issued 7,187,011 shares in 1997 and 7,166,075
        shares in 1996                                            72         72
  Additional paid-in capital                                  35,878     35,421
  Retained earnings                                           96,688     85,822
  Unrealized loss on investments (net of tax)                    (64)       (62)
  Cumulative foreign currency translation adjustment          (1,355)       818
                                                            -------------------
    Total                                                    131,237    122,089
                                                            -------------------
  Less cost of treasury stock--324,831 shares in 1997
    and 259,772 shares in 1996                                 2,318        952
                                                            -------------------
    Total stockholders' equity                               128,919    121,137
                                                            -------------------
    TOTAL                                                   $150,992   $138,538
                                                            ===================

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Income
--------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

-------------------------------------------------------------------------------------------------------
Year ended December 31,                                                1997         1996         1995
-------------------------------------------------------------------------------------------------------
NET SALES                                                            $167,702     $160,323     $141,268
COST OF PRODUCTS SOLD                                                 115,374      111,027       96,190
                                                                    -----------------------------------
GROSS PROFIT                                                           52,328       49,296       45,078
OTHER EXPENSES:
  Selling expenses                                                     18,016       16,347       14,867
  General and administrative expenses                                  12,624       11,830        9,189
                                                                    -----------------------------------
    TOTAL                                                              30,640       28,177       24,056
                                                                    -----------------------------------
OPERATING PROFIT                                                       21,688       21,119       21,022
OTHER INCOME--NET                                                       1,238        1,003        1,099
                                                                    -----------------------------------
INCOME BEFORE INCOME TAXES                                             22,926       22,122       22,121
PROVISION FOR INCOME TAXES                                              8,425        8,264        8,323
                                                                    -----------------------------------
NET INCOME                                                           $ 14,501     $ 13,858     $ 13,798
                                                                    ===================================
NET INCOME PER SHARE--BASIC AND DILUTED                              $   1.67     $   1.79     $   2.02
WEIGHTED AVERAGE NUMBER OF SHARES OF CLASS A COMMON STOCK
  AND COMMON STOCK OUTSTANDING DURING THE YEAR                      8,663,530    7,748,273    6,828,328
                                                                    -----------------------------------

See the accompanying notes to consolidated financial statements.

Statements of Changes In Consolidated Stockholders' Equity
--------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS)

==================================================================================================================================
                                                                                               Cumulative
                                                                                                 Foreign
                                            Class A          Additional            Unrealized   Currency                 Total
                                            Common   Common    Paid-in   Retained    Loss on   Translation Treasury  Stockholders'
                                             Stock    Stock    Capital   Earnings  Investments Adjustment    Stock      Equity
                                            --------------------------------------------------------------------------------------
Balance at December 31, 1994                $1,772             $  932    $64,521     $(140)     $  (223)   $  (952)    $ 65,910
Net income                                                                13,798                                         13,798
Cash dividends--$.50 per share                                            (3,414)                                        (3,414)
Decrease in unrealized investment
  loss reserve                                                                          80                                   80
Foreign currency translation adjustment                                                            (283)                   (283)
                                            --------------------------------------------------------------------------------------
Balance at December 31, 1995                 1,772                932     74,905       (60)        (506)      (952)      76,091
Net income                                                                13,858                                         13,858
Cash dividends--$.36875 per share                                         (2,888)                                        (2,888)
Reclassification of stock                   (1,754)             1,754                                                         0
Stock dividend declared                                53                    (53)                                             0
Stock offering--1,850,000 shares issued                19      32,735                                                    32,754
Increase in unrealized investment
  loss reserve                                                                          (2)                                  (2)
Foreign currency translation adjustment                                                           1,324                   1,324
                                            --------------------------------------------------------------------------------------
Balance at December 31, 1996                    18     72      35,421     85,822       (62)         818       (952)     121,137
Net income                                                                14,501                                         14,501
Cash dividends--$.42 per share                                            (3,635)                                        (3,635)
Stock issued under employee stock
  purchase plan                                                   457                                                       457
Purchase of treasury stock                                                                                  (1,366)      (1,366)
Increase in unrealized investment
  loss reserve                                                                          (2)                                  (2)
Foreign currency translation adjustment                                                          (2,173)                 (2,173)
                                            --------------------------------------------------------------------------------------
Balance at December 31, 1997                $   18    $72     $35,878    $96,688     $ (64)     $(1,355)   $(2,318)    $128,919
                                            ======================================================================================

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Cash Flows
--------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS)

========================================================================================================================
Year ended December 31,                                                                    1997       1996       1995
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                              $ 14,501  $ 13,858    $13,798
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                             6,570     5,343      4,165
    Loss on disposal of property                                                               329        38         17
    (Gain) on disposal of investments                                                           (6)       --        (41)
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivables                                                597    (7,735)      (786)
    (Increase) in inventories                                                                   (7)   (7,258)    (2,638)
    (Increase) decrease in other current assets                                                374       754     (1,512)
    (Increase) in other assets                                                                (407)     (715)      (560)
    Increase (decrease) in accounts payable                                                  2,095      (562)     1,553
    Increase (decrease) in accrued expenses                                                  2,006    (1,432)       652
    Increase (decrease) in accrued pension costs                                              (463)       78       (655)
    Increase in deferred income taxes--noncurrent                                            1,331       834        716
                                                                                          -----------------------------
      Net cash provided by operating activities                                             26,920     3,203     14,709
                                                                                          -----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions                                                                       (19,234)  (25,266)   (17,213)
  Additions to available-for-sale investments                                                  --        (14)        --
  Additions to held-to-maturity investments                                                (28,355) (106,415)   (28,343)
  Proceeds from disposal of available-for-sale investments                                     448       217      1,202
  Proceeds from disposal of held-to-maturity investments                                    27,925   101,340     27,238
  Proceeds from disposal of property                                                           199        79          3
                                                                                          -----------------------------
      Net cash used in investing activities                                                (19,017)  (30,059)   (17,113)
                                                                                          -----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term (repayments) borrowings                                                        --    (1,500)     1,500
  Issuance of common stock                                                                     457    32,754         --
  Dividends paid                                                                            (3,635)   (2,888)    (3,414)
  Acquisition of treasury stock                                                             (1,366)       --         --
                                                                                          -----------------------------
      Net cash (used in) provided by financing activities                                   (4,544)   28,366     (1,914)
                                                                                          -----------------------------
  Effect of exchange rate changes on cash                                                     (741)    1,239       (329)
                                                                                          -----------------------------
  Net increase (decrease) in cash and cash equivalents                                       2,618     2,749     (4,647)
  Cash and cash equivalents at beginning of year                                             4,208     1,459      6,106
                                                                                          -----------------------------
  Cash and cash equivalents at end of year                                                $  6,826  $  4,208    $ 1,459
                                                                                          =============================

SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for:
    Income taxes                                                                          $  5,574  $  7,429    $ 8,062
                                                                                          -----------------------------

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM International (Singapore) Pte. Ltd., PEM World Sales Ltd., PEM Investments, Inc., and PEM Management, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

Short-Term Investments

     Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as Held-to-Maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as Held-to-Maturity have been classified as Available-for-Sale. Available-for-Sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

Inventories

     The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 67% and 69% of total inventories at December 31, 1997 and 1996, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

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

Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

Research and Development Costs

     The Company expenses all research and development costs as incurred.

Foreign Currency Translation

     The effect of translating the financial statements of PEM International Ltd. & PEM International (Singapore) Pte. Ltd. is recorded as a separate component of Stockholders' Equity in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

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

Revenue Recognition

     The Company's revenues are recorded at the time the products are shipped.

Accounting for Stock-Based Compensation

     The Company accounts for stock-based compensation under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires expanded disclosure of stock-based compensation arrangements with employees. This statement encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. It allows the Company to continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to recognize compensation cost based on the intrinsic value of the equity instrument awarded.

Net Income Per Share

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Adoption of this statement had no effect on the Company's earnings per share calculation.

Pending Accounting Changes

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Further, in February 1998, the FASB issued Statement No. 132, "Pension and Other Postretirement Disclosures." The Company will adopt these statements in 1998.

Reclassifications

     Certain reclassifications have been made to prior year amounts and balances to conform with the 1997 presentation.

NOTE 2: SHORT-TERM INVESTMENTS

     Held-to-Maturity--The following is a summary of short-term Held-to-Maturity securities:


================================================================================
December 31, (Dollars in thousands)                          1997          1996
--------------------------------------------------------------------------------
U.S. Treasury securities and securities of
  U.S. Government agencies                                  $6,814        $8,303
Corporate bonds                                              3,008            --
Commercial paper                                               150         1,238
                                                            --------------------
  TOTAL                                                     $9,972        $9,541
                                                            ====================

     Available-for-Sale--Unrealized losses were $64,000, net of taxes of $42,000, at December 31, 1997 and were $62,000, net of taxes of $40,000, at December 31, 1996. The following is a summary of the estimated fair value of short-term Available-for-Sale securities:

================================================================================
December 31, (Dollars in thousands)                           1997          1996
--------------------------------------------------------------------------------
Mutual Common Stock Funds                                     $580        $  580
U.S. Government Security Income Fund                           101           549
State and Municipal Bond Funds                                 191           188
                                                              ------------------
  TOTAL                                                       $872        $1,317
                                                              ==================

NOTE 3: INVENTORIES

    Inventory consists of the following:

================================================================================
December 31, (Dollars in thousands)                           1997          1996
--------------------------------------------------------------------------------
Raw material                                               $ 4,348       $ 4,470
Tooling                                                      3,392         3,882
Work-in-process                                              8,073         7,648
Finished goods                                              10,866        11,533
                                                           ---------------------
  TOTAL                                                    $26,679       $27,533
                                                           =====================

     If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1997, 1996, and 1995 would have been $8,704,000, $8,117,000, and $8,028,000 higher.

     In 1996, the Company changed the method of calculating its domestic fastener LIFO inventory from the unit cost method to the components of cost method. Management believes that this change in its LIFO method better reflects the effect of inflation and results in a more representative LIFO cost index for product mix changes. The effect of this change was to increase 1996 net income by $910,000 ($.12 per share). The cumulative effect of this accounting change and the pro forma effect on 1995 net income have not been disclosed because such effects are not reasonably determinable. Included in Other Assets is long-term tooling inventory totaling $3,172,000 and $2,765,000 at December 31, 1997 and 1996, respectively.

NOTE 4: LINES OF CREDIT

     At December 31, 1997, the Company had available unused short-term lines of credit totaling $27,500,000. No amounts were outstanding under these lines at December 31, 1997 or December 31, 1996.

--------------------------------------------------------------------------------
     FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


NOTE 5: PENSION AND PROFIT SHARING PLANS

     The Company has a defined benefit pension plan covering all eligible employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum pension payment required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

     The total pension expense for 1997, 1996, and 1995 was $2,193,000, $2,348,000, and $1,767,000, respectively. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements:

================================================================================
December 31, (Dollars in thousands)                          1997          1996
--------------------------------------------------------------------------------

Actuarial present value of benefit obligations:
Vested employees                                          $16,420       $13,563
Non-vested employees                                          496           379
                                                          ----------------------
  TOTAL                                                   $16,916       $13,942
                                                          ----------------------
Projected plan benefit obligation for services
  rendered to date                                        $30,690       $24,937
Plan assets at fair value (primarily listed
  stocks, bonds and cash equivalents)                     (25,399)      (20,324)
                                                          ----------------------
Excess of projected benefit obligation over
  plan assets                                               5,291         4,613
Unrecognized net (gain) from past experience
  different from that assumed and effects of
  changes in assumptions                                   (1,214)         (136)
Unrecognized net asset at January 1, 1987
  being recognized over 15 years                              253           316
                                                          ----------------------
  Total accrued pension cost                              $ 4,330       $ 4,793
                                                          ----------------------

    Net pension costs included the following components:

================================================================================
Year ended December 31, (Dollars in thousands)     1997        1996       1995
--------------------------------------------------------------------------------
Service cost--benefits earned
  during the period                               $2,076      $2,081     $1,426
Interest cost on projected
  benefit obligation                               1,857       1,756      1,435
Actual return on plan assets                      (3,753)     (1,581)    (3,261)
Net amortization and deferral                      1,968          51      2,132
                                                  ------------------------------
Net periodic pension cost                         $2,148      $2,307     $1,732
                                                   =============================

     The assumed discount rate, rate of increase in long-term compensation levels, and expected long-term rate of return on assets were 7% (7.5% in 1996 and 7% in 1995), 6%, and 8%, respectively. The decrease in the discount rate from 7.5% in 1996 to 7% in 1997 caused an increase in the projected benefit obligation of approximately $3,115,000. The increase in the discount rate from 7% in 1995 to 7.5% in 1996 caused a decrease in the projected benefit obligation of approximately $2,693,000.

     The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $4,026,000 in 1997, $3,631,000 in 1996, and $3,225,000 in 1995.

NOTE 6: STOCK OPTIONS AND STOCK PURCHASE PLAN

     The Company currently has one fixed option plan, the 1996 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of options to eligible employees of all participating subsidiaries of the Company. The Plan permits the granting of both options that qualify as incentive stock options under Section 422(b) of the Internal Revenue Code of 1986 (the "Code") and options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plan to grant options for shares not to exceed in the aggregate 500,000 shares of the Company's non-voting Common Stock. The Plan provides for the granting of both types of options with an exercise price equal to the greater of par value or the closing market price of the Company's non-voting Common Stock on the date of the grant, and a maximum term of ten years. All options granted under this Plan shall vest in four equal cumulative installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

     A summary of the Company's option activity, and related information for the years ended December 31, 1996 and December 31, 1997 is as follows:

================================================================================
                                                                    Weighted-
                                                                     Average
                                                   Options        Exercise price
--------------------------------------------------------------------------------

Outstanding--December 31, 1995                                          N/A
  Granted                                          126,220           18.375
  Exercised                                             --
  Canceled                                              --
Outstanding--December 31, 1996                     126,220           18.375
  Granted                                          141,410           25.625
  Exercised                                             --
  Canceled                                           1,140           18.375
Outstanding--December 31, 1997                     266,490           22.222
Exercisable at December 31, 1997                    31,270           18.375
Weighted-average fair value of
  options granted during 1997                        $8.11
Weighted-average remaining
  life of options outstanding at
  December 31, 1997                               9.48 years

     The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting Common Stock by eligible employees of all participating subsidiaries of the Company. The Purchase Plan commenced on October 1,1996 and has a term of ten years with 20 semi-annual subscription periods. During its term the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis, through payroll deductions not exceeding 10% of base wages, at a 10% discount from the lowest of the market price on the last trading day before the first day of enrollment period with respect to the subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 150,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $68,400 in employee withholdings at the beginning of the year and had employee withholdings of $103,111 for the current subscription period at December 31, 1997. The Plan has issued to employees 20,936 shares as of December 31,1997. The Company utilized the same valuation assumptions in this plan as it had in the stock option plan.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which requires expanded disclosures of stock-based compensation arrangements with employees. SFAS 123 encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. It allows the Company to continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." The Company has elected to continue to recognize compensation cost based on the intrinsic value of the equity instrument awarded as promulgated in APB No. 25. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 1996 and the 1997 grant had the following common assumptions: dividend yield of 2.25%; expected life of 6 years; and volatility of 30%. The 1996 grant assumed a risk free interest rate of 5.93% while the 1997 grant assumed a risk free interest rate of 5.75%. Had 1997 compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results as of December 31, 1997 would have been a $392,000 reduction of net income, or $0.04 per share. No stock options were vested as of December 31, 1996.

NOTE 7: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company hedges the potential effect of currency fluctuations on foreign operating activities by entering into foreign currency forward contracts. Gains or losses on qualifying hedges of firm commitments are recognized in income when the hedged transaction occurs. Forward contracts that do not qualify for hedge accounting are marked to market, and the resulting gains or losses are reflected in income. Total foreign currency transaction gains (losses) of $373,000, $(224,000), and $174,000 were recorded in 1997, 1996, and 1995, respectively.
The forward contracts outstanding at December 31, 1997 mature in 1998 and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange contracts of $9.8 million outstanding at December 31, 1997 with a fair market value which approximated cost. At December 31, 1996 there were $13.9 million foreign exchange contacts outstanding with a fair market value of approximately $12.7 million. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

NOTE 8: INCOME TAXES

     The income tax provision consists of the following:

================================================================================
Year ended December 31, (Dollars in thousands)           1997      1996    1995
--------------------------------------------------------------------------------
Current:
  Federal                                               $6,058    $6,239  $6,837
  State                                                    565       644     863
                                                        ------------------------
    Total current tax provision                          6,623     6,883   7,700
                                                        ------------------------
Deferred:
  Federal                                                1,617     1,236     553
  State                                                    185       145      70
                                                        ------------------------
    Total deferred tax                                   1,802     1,381     623
                                                        ------------------------
Total income tax provision                              $8,425    $8,264  $8,323
                                                        ========================

     The significant components of the Company's net deferred tax assets and liabilities are as follows:

================================================================================
December 31, (Dollars in thousands)                              1997      1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Accrued pension                                               $1,690    $1,871
  Allowance for doubtful accounts                                  207       382
  Other                                                            322       341
                                                                ----------------
    Total deferred tax asset                                     2,219     2,594
                                                                ----------------
Deferred tax liabilities:
  Property                                                       5,897     4,771
  Inventories                                                      318       214
  Other                                                            235       118
                                                                ----------------
    Total deferred tax liability                                 6,450     5,103
                                                                ----------------
Net deferred tax liability                                      $4,231    $2,509
                                                                ================

--------------------------------------------------------------------------------
     FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


     A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

================================================================================
December 31, (Dollars in thousands)                 1997       1996       1995
--------------------------------------------------------------------------------
Federal income tax provision at
  statutory rate                                   $8,024     $7,743     $7,742
State income taxes, after deducting
  federal income tax benefit                          488        513        606
Other                                                 (87)         8        (25)
                                                   -----------------------------
Provision for income taxes                         $8,425     $8,264     $8,323
                                                   =============================

NOTE 9: CERTAIN TRANSACTIONS

     The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amounts of $6,512,000 during 1996 and $7,932,000 during 1995. In November, 1996 this corporation was sold to an unrelated party. The Company also made purchases from another corporation, an officer and director of which is also a director of the Company, in the amounts of $328,000, $289,000, and $320,000 in 1997, 1996, and 1995, respectively.

NOTE 10: COMMITMENTS

     The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 1997, having initial or remaining terms of more than one year are $531,000 for 1998, $494,000 for 1999 and $161,000 for 2000.

     Rental and operating lease expenses charged against earnings were $671,000, $586,000, and $429,000 in 1997, 1996, and 1995, respectively.

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

NOTE 12: FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

     Information about the operations of the Company in different business segments are as follows (dollars in thousands):

================================================================================
Year Ended December 31, 1997                  Fasteners    Motors   Consolidated
--------------------------------------------------------------------------------
Net sales                                      $135,841   $31,861       $167,702
                                               ---------------------------------
Operating profit                                 18,884     2,804       $ 21,688
Other income                                                               1,238
                                                                        --------
Income before income taxes                                              $ 22,926
                                                                        ========
Identifiable assets                            $123,426   $15,576       $139,002
Corporate assets                                                          11,990
                                                                        --------
Total assets at December 31, 1997                                       $150,992
                                                                        ========
Depreciation                                   $  5,973   $   597       $  6,570
Capital expenditures                           $ 18,820   $   414       $ 19,234

================================================================================
Year Ended December 31, 1996                  Fasteners    Motors   Consolidated
--------------------------------------------------------------------------------
Net sales                                      $130,721   $29,602       $160,323
                                               ---------------------------------
Operating profit                               $ 18,754   $ 2,365       $ 21,119
Other income                                                               1,003
                                                                        --------
Income before income taxes                                              $ 22,122
                                                                        ========
Identifiable assets                            $110,999   $14,899       $125,898
Corporate assets                                                          12,640
                                                                        --------
Total assets at December 31, 1996                                       $138,538
                                                                        ========
Depreciation                                   $  4,815   $   528       $  5,343
Capital expenditures                           $ 24,083   $ 1,183       $ 25,266

================================================================================
Year Ended December 31, 1995                  Fasteners    Motors   Consolidated
--------------------------------------------------------------------------------
Net sales                                      $113,323   $27,945       $141,268
                                               ---------------------------------
Operating profit                               $ 18,353   $ 2,669       $ 21,022
Other income                                                               1,099
                                                                        --------
Income before income taxes                                              $ 22,121
                                                                        ========
Identifiable assets                            $ 74,328   $13,654       $ 87,982
Corporate assets                                                           8,092
                                                                        --------
Total assets at December 31, 1995                                       $ 96,074
                                                                        ========
Depreciation                                   $  3,686   $   479       $  4,165
Capital expenditures                           $ 16,464   $   749       $ 17,213
--------------------------------------------------------------------------------

     The Company operates in two business segments, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $20,687,000, $21,830,000, and $20,854,00 for the years ended December 31, 1997, 1996, and 1995, respectively (approximately 12%, 14%, and 15% of consolidated net sales in 1997, 1996, and 1995, respectively). Sales of fasteners to another customer (an authorized distributor of the Company) totaled approximately $19,827,000 or approximately 12% of consolidated net sales in 1997. The Company has operations in the United States, the United Kingdom, and Singapore. Information about the operations of the Company in different geographic segments are as follows:

                                                       United States Operations                              PEM
                                                ---------------------------------------        PEM      International
                                                 North             Asia-Pacific           International   Singapore       Total
                                                America   Europe     & Other      Total        Ltd.       Pte. Ltd.    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                    1997  $127,490   $2,362     $1,413      $131,265    $29,309       $7,128        $167,702
                                         1996   124,569    2,027      2,738       129,334     25,081        5,908         160,323
                                         1995   109,453    1,453      7,510       118,416     22,852                      141,268
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        1997                                    $139,523     $ (117)      $ (404)       $139,002
                                         1996                                     124,909        715          274         125,898
                                         1995                                      87,377        605                       87,982
-----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                      1997                                    $126,153    $16,068       $8,771        $150,992
                                         1996                                     115,073     16,309        7,156         138,538
                                         1995                                      84,533     11,541                       96,074
-----------------------------------------------------------------------------------------------------------------------------------

NOTE 13: STOCK RECLASSIFICATION AND STOCK DIVIDEND

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

Report of Independent Auditors
--------------------------------------------------------------------------------


To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

     We have audited the accompanying consolidated balance sheet of Penn Engineering & Manufacturing Corp. as of December 31, 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1996 and 1995, were audited by other auditors whose report dated January 29, 1997, expressed an unqualified opinion on these statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for last-in, first-out inventories discussed in Note 3 to these financial statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
--------------------------
Philadelphia, Pennsylvania
January 28, 1998