Form 10-K, Exhibit 13
period 1998-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 1999-03-31
CIK 77106

EXHIBIT 13

SELECTED FINANCIAL DATA (Dollars in thousands except per share amounts)


----------------------------------------------------------------------------------------------------------
Year Ended December 31,                             1998        1997        1996        1995        1994
----------------------------------------------------------------------------------------------------------
Net sales                                         $179,687    $167,702    $160,323    $141,268    $121,470
Cost of products sold                              124,468     115,374     111,027      96,190      83,128
Provision for income taxes                           7,620       8,425       8,264       8,323       6,686
Net income                                          16,580      14,501      13,858      13,798      10,441
Capital expenditures                                 8,315      19,234      25,266      17,213       3,833
Depreciation                                         8,064       6,570       5,343       4,165       3,425
Total assets                                       164,168     150,992     138,538      96,074      82,127
Stockholders' equity                               142,052     128,919     121,137      76,091      65,910
Working capital                                   $ 73,657    $ 60,411    $ 64,233    $ 38,881    $ 41,612
Number of employees (at year end)                    1,423       1,368       1,330       1,211       1,088
Number of stockholders of record (at year end)
  PNN                                                  572         618         648         N/A         N/A
  PNNA                                                 446         480         520         540         580
Weighted average shares outstanding used
  to compute basic EPS (in thousands)                8,633       8,664       7,748       6,828       6,828
Weighted average shares outstanding used
  to compute diluted EPS (in thousands)              8,659       8,683       7,748       6,828       6,828
Per share information:
  Net income--basic                                   1.92        1.67        1.79        2.02        1.53
  Net income--diluted                                 1.91        1.67        1.79        2.02        1.53
  Stockholders' equity                               16.45       14.88       15.63       11.15        9.65
  Dividends                                            .45         .42         .37         .50         .38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
December 31, 1998


OVERVIEW
The Company's operations consists of two business segments: the manufacture and sale of PEM(R) brand self-clinching fasteners, including PEMSERTER(R) fastener insertion machines, and Pittman(R) dc motors. Self-clinching fasteners, which accounted for 81.8% of the Company's consolidated net sales in 1998 compared to 81.0% in 1997 and 81.5% in 1996, are marketed through a worldwide network of independent authorized distributors and two Company-owned distributors. In 1998, sales to the computer/electronics and automotive industries accounted for approximately 81% and 7% of fastener sales, respectively, with the balance distributed among other industries.
      Motors accounted for 18.2% of the Company's consolidated net sales in 1998 compared to 19.0% in 1997 and 18.5% in 1996, and are marketed in North America and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, medical equipment, and industrial equipment. The Company's motor segment consists of brush-commutated motors and longer lasting brushless motors. Brushless motors are generally higher priced units with higher profit margins, versus the brush motors, which are lower priced and carry a lower margin, but generate higher sales volume.
      The number of fastener units shipped from the Company's manufacturing facilities to all customers, including independent and Company-owned distributors, increased 11.7% from 1.96 billion in 1997, to 2.19 billion in 1998 after having decreased 3% in 1997 from 2.03 billion in 1996. The increase in 1998 was a result of a strong European economy as well as increased fabrication activity in the Asia-Pacific region as customers shifted production to that region to take advantage of currency devaluations. The decrease in 1997 was primarily caused by independent distributors selling from excess inventory accumulated in prior years. As a result of this, distributor demand on the Company was lessened in 1997.
      In 1998, 1997, and 1996, sales to domestic customers accounted for 70.0%, 73.7%, and 74.6%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 30.0%, 26.3%, and 25.4% respectively, of the Company's consolidated net sales. The Company's export sales have benefited from the Company's ability to serve large multi-national computer and electronic manufacturers who have moved some of their product fabrication offshore. The Company has maintained significant distribution channels and inventories in Europe and the Pacific Rim for more than 27 years and 12 years, respectively.

YEAR 2000 ("Y2K")
The following information is considered a Year 2000 Readiness Disclosure in accordance with Section 7(B) of the Year 2000 Information and Readiness Disclosure Act.
      Many companies are currently in the process of determining what corrective measures, if any, need to be taken in order to ensure that their computer systems will not be disrupted by the Year 2000 problem. The problem is one where many computer systems in use today have codes programmed to read dates as two digits. The issue becomes a problem if the computer system recognizes the designation "00" as 1900 when it should be 2000, possibly resulting in processing failures or errors
      We at Penn Engineering are well underway towards having all critical systems and products Year 2000 ("Y2K") compliant before September 30, 1999. The Company defines Y2K compliance as delivering a product that functions accurately and without interruption before, on, and after 1/1/2000. Compliance also means that the Company's internal systems will continue to accurately process date and time data (including but not limited to, calculation, comparing, and sequencing) from, into, and between the 20th and 21st centuries, the years 1999 and 2000, and perform the leap year calculation.
      The Company has completed an inventory of internal computer and information systems, manufacturing and delivery equipment, and facilities equipment. We have made a reasonable assessment of those areas we believe to be inherently Y2K compliant, those areas that are not compliant, and those areas that need further investigation. In connection with our Y2K program our mainframe computer system has been updated so that we believe system functions relating to critical operations such as accounting, order entry, inventory, production, shipping and billing are Y2K compliant. The Company is currently testing, and will continue to test throughout 1999, these systems to ensure that they process date/time data accurately between the 20th and 21st centuries, the years 1999 and 2000, and perform the leap year calculation.
      We have identified other areas, including our overseas systems, where Y2K compliance programs have been implemented, which we believe are Y2K compliant.
      Our Y2K program seeks to address the Y2K activities of our suppliers, service providers, distributors, and other business relationships. We are in the process of surveying our business partners. As of this date we have completed approximately 75% of this process. It is our intention to complete this process by September 30, 1999.
      During 1998 we began the process of testing all internal personal computers, file servers, networking equipment, and all information technology support equipment to determine their Y2K readiness. The process includes replacing equipment that does not meet Y2K readiness standards. As of this date we have completed approximately 90% of this process. It is our goal to complete this phase by June 30, 1999. We are also surveying all manufacturing, testing, and production support equipment to determine if Y2K is applicable. Where it is determined that Y2K could be a potential problem, the Company is seeking certification from manufacturers that their equipment will be able to process date and time data from, into, and between the 20th and 21st centuries, the years 1999 and 2000, and the leap year calculation. As of this date we have completed approximately 80% of this phase. It is our goal to complete this phase by June 30, 1999.
      Y2K is not applicable to our self-clinching fastener products. We either have or are manufacturing PEMSERTER insertion products, Series 100, 500, 1000, and 2000 machines that utilize Programmable Logic Chips (PLC). We have confirmed with the manufacturers that the PLCs used in the aforementioned PEMSERTER insertion machines do not have date/time functionality and therefore Y2K is not applicable. The Company's Pittman Division manufactures a line of motors that utilize encoders, some of which may have date/time functionality, which in turn may have Y2K implications. The Company has confirmed with the manufacturers that the encoders used with Pittman motors do not have date/time functionality, and therefore Y2K is not applicable.
      Many of the factors that influence the sources for Year 2000 compliance programs are beyond the control of Penn Engineering. These factors include availability of vendor compliant products, interface system partner compliance, government activity, and suppliers in areas such as utilities, communications, transportation, and other services. Because of the interconnectedness of the Year 2000 situation, Penn Engineering cannot realistically offer any certifications, representations, or guarantees of total Y2K compliance. Nevertheless, Penn Engineering has devoted substantial resources and money to the problem.
      Total Y2K expenditures are expected to exceed $1.0 million, of which approximately 65% was spent by the end of 1998. The balance is expected to be spent in 1999. These costs are the Company's best estimates based on internal and external efforts to identify Y2K issues critical to the production and delivery of the Company's products. Actual results could differ from those anticipated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
Forward-looking statements are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

Results of Operations
The following tables set forth, for the periods indicated, certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales.

-------------------------------------------------------------------------------------------------------------------
  Year Ended December 31,                                  1998                 1997                  1996
-------------------------------------------------------------------------------------------------------------------

                                                                       (Dollars in thousands)
NET SALES
  Fasteners                                       $146,931       81.8%  $135,841       81.0%  $130,721       81.5%
  Motors                                            32,756       18.2     31,861       19.0     29,602       18.5
                                                  ----------------------------------------------------------------

    Total                                         $179,687      100.0%  $167,702      100.0%  $160,323      100.0%
                                                  ================================================================

  Domestic                                        $125,777       70.0%  $123,534       73.7%  $119,640       74.6%
  Foreign                                           53,910       30.0     44,168       26.3     40,683       25.4
                                                  ================================================================

    Total                                         $179,687      100.0%  $167,702      100.0%  $160,323      100.0%
                                                  ----------------------------------------------------------------

GROSS PROFIT BY SEGMENT
  Fasteners                                       $ 46,860       31.9%  $ 43,805       32.2%  $ 41,557       31.8%
  Motors                                             8,359       25.5      8,523       26.8      7,739       26.1
TOTAL COMPANY
  Gross Profit                                    $ 55,219       30.7%  $ 52,328       31.2%  $ 49,296       30.7%
  Selling, general and administrative expenses      32,800       18.2     30,640       18.3     28,177       17.6
  Operating profit                                  22,419       12.5     21,688       12.9     21,119       13.2
  Net income                                        16,580        9.2     14,501        8.6     13,858        8.6

Year Ended December 31, 1998 vs. Year Ended
December 31, 1997
Consolidated net sales for 1998 were $179.7 million, versus $167.7 million in 1997, a 7.2% increase. This growth in sales was largely the result of the continued growth in the personal computer and automotive markets, especially in the European and Asia-Pacific regions. Sales to customers outside the United States for 1998 increased 21.9% to $53.9 million, from $44.2 million in 1997. Net sales for the fastener operation for 1998 were $146.9 million, versus $135.8 million in 1997, an 8.2% increase. Motor sales in 1998 increased 2.8% to $32.8 million from $31.9 million in 1997.
      The Company's average selling price for fasteners shipped to global OEM direct customers and its independent distribution network in 1998 was $63.96 per thousand, compared to $65.15 per thousand in 1997, a decrease of 1.8%. This decrease is mainly due to a change in product mix toward lower priced fasteners as inventory levels at distributors are once again replenished.
      The number of fasteners sold to the Company's global OEM direct customers and its independent distribution network increased approximately 10.1% from 1997 to 1998. The number of fasteners sold within North America, 68.8% of total fasteners sold in 1998, increased 4.9% from 1997 to 1998 as distributor inventory levels stabilized in 1998 and there was a return to a more normal ordering pattern. The number of fasteners sold to Europe, approximately 24.5% of total fasteners sold in 1998, increased 21.7% from 1997 to 1998. This increase is mainly due to continued strong point-of-sale demand for personal computers, network servers, and automotive products. The number of fasteners sold to the Asia-Pacific market, approximately 6.7% of total fasteners sold in 1998, increased 31.7% from 1997 to 1998. Much of this growth was due to the shifting of production to this area to take advantage of the currency devaluation which occurred in the region during the latter half of 1997 and early 1998. This allowed major computer manufacturers to lower the selling price of products shipped back to the United States.
      The average selling price of motors increased approximately 3.9% to $42.16 per motor in 1998 from $40.58 per motor in 1997. The number of motors sold decreased approximately 1.0% to 776,952 in 1998 from 785,052 in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
December 31, 1998 (continued)

      Consolidated gross profit was $55.2 million in 1998, versus $52.3 million in 1997, a 5.5% increase. Fastener gross profit increased 7.0% to $46.9 million in 1998 from $43.8 million in 1997 mainly as a result of increased sales volume. Motor gross profit decreased 1.2% to $8.4 million in 1998 from $8.5 million in 1997.
      Consolidated selling, general, and administrative expenses ("SG&A") for 1998 were $32.8 million, versus $30.6 million for 1997, a 7.2% increase. Additional expenses were incurred in 1998 due to changes in the Company's executive management structure, increased technology related expenditures including Year 2000 related expenses, and other outside professional expenses related to the Company's foreign operations.
      Consolidated net income for 1998 was $16.6 million, versus $14.5 million for 1997. Other income, which includes investment income and realized currency translation gains, increased to $1.8 million in 1998 from $1.2 million in 1997. Consolidated net income was favorably impacted by a reduction in the Company's effective tax rate from 36.7% in 1997 to 31.5% in 1998. This decrease was due primarily to the increased benefits of the Foreign Sales Corporation.

Year Ended December 31, 1997 vs. Year Ended December 31, 1996

Consolidated net sales for 1997 were $167.7 million, versus $160.3 million in 1996, a 4.6% increase. This growth in sales was largely the result of the growth of the personal computer, network servers, and automotive markets. Sales to customers outside the United States for 1997 increased 8.6% to $44.2 million, from $40.7 million in 1996. Net sales for the fastener operation for 1997 were $135.8 million, versus $130.7 million in 1996, a 3.9% increase. Motor sales in 1997 increased 7.8% to $31.9 million from $29.6 million in 1996.
      The Company's average selling price for fasteners shipped to global OEM direct customers and its independent distribution network in 1997 was $65.15 per thousand, compared to $62.68 per thousand in 1996, an increase of 3.9%. This increase is mainly due to an approximate 4.0% price increase that was effective as of April 1, 1997.
      The number of fasteners sold to the Company's global OEM direct customers and its independent distribution network decreased approximately 0.7% from 1996 to 1997. The number of fasteners sold within North America, 71.5% of total fasteners sold in 1997, decreased 4.6% from 1996 to 1997. This decrease is mainly due to adjustments in distributor inventory levels which were unusually high during the latter part of 1996 and early 1997. The number of fasteners sold to Europe, approximately 22.9% of total fasteners sold in 1997, increased 14.1% from 1996 to 1997. The increase in this market was due to strong point-of-sale demand throughout all four quarters of 1997 as opposed to 1996 when point-of-sale demand trended downward in the latter part of the year. The number of fasteners sold into the Asia-Pacific market, approximately 5.6% of total fasteners sold in 1997, decreased 1.5% from 1996 to 1997. Sales in this region were affected by the currency fluctuations and other economic problems experienced in the area during the last half of 1997.
      The average selling price of motors increased approximately 0.7% to $40.58 per motor in 1997 from $40.29 per motor in 1996. The number of motors sold increased approximately 6.9% to 785,052 in 1997 from 734,741 in 1996.
      Consolidated gross profit was $52.3 million in 1997, versus $49.3 million in 1996, a 6.1% increase. Fastener gross profit increased 5.3% to $43.8 million in 1997 from $41.6 million in 1996 mainly as a result of a change in product mix and a continuing emphasis on manufacturing cost control. As a percent of sales, fastener gross profit increased to 32.2% in 1997 from 31.8% in 1996. This increase was achieved even though the fastener operation incurred one-time expenses, approximately $500,000, associated with the moving of equipment into a new manufacturing facility in Winston-Salem.
      Motor gross profit increased 10.4% to $8.5 million in 1997 from $7.7 million in 1996 due to increased sales volume. Motor gross profit margins increased to 26.8% in 1997 from 26.1% in 1996 also due to increased sales volume.
      Consolidated selling, general, and administrative expenses ("SG&A") for 1997 were $30.6 million, versus $28.2 million for 1996, an 8.5% increase. SG&A, as a percent of sales, increased from 17.6% in 1996 to 18.3% in 1997. The increase was caused by additional commission expense due to continued strong end-customer demand, additional SG&A staff, and Singapore distribution center expenses for an entire year.
      Consolidated net income for 1997 was $14.5 million, versus $13.9 million for 1996. Other income, which includes investment income and realized currency translation gains, increased to $1.2 million in 1997 from $1.0 million in 1996.

Liquidity and Capital Resources
Liquidity needs for the year ended December 31, 1998 consisted primarily of $8.3 million of capital expenditures to expand the Company's manufacturing equipment and payment of $3.9 million of dividends. The Company's primary source of cash in 1998 and 1997 came from operations.
      At December 31, 1998, the Company also had $22.5 million available under its short-term lines of credit. Working capital increased to $73.7 million in 1998 from $60.4 million in 1997 primarily due to the increase in inventories needed to support the Company's present and future growth. Working capital decreased from $64.2 million in 1996 to $60.4 million in 1997 due to the increase in accounts payable needed to finance capital expenditures and a decrease in accounts receivable as a result of a 7.7% decrease in receivable days outstanding from December 31, 1996 to December 31, 1997.
      The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.
      Stockholders' equity per share at the end of 1998 was $16.45 compared to $14.88 at year-end 1997 and $15.63 at year-end 1996.


Selected Quarterly Financial Data (Unaudited, dollars in thousands except per share amounts)


--------------------------------------------------------------------------------------------------
                                                         1998 Quarter Ended
                                   ---------------------------------------------------------------
                                   Mar. 31     June 30      Sept. 30      Dec. 31       Total Year
--------------------------------------------------------------------------------------------------
Net sales                          $46,725      $44,995      $43,357      $44,610      $   179,687
Gross profit                        14,594       13,938       13,291       13,396           55,219
Net income                           4,266        3,882        3,881        4,551           16,580
Net income per share--basic            .49          .45          .45          .53             1.92
Net income per share--diluted          .49          .45          .45          .53             1.91
Dividends declared per share           .11          .11          .11          .12              .45
                                   ---------------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                             26 1/2        28 3/8       24 7/8       23               28 3/8
  Low                              22 1/16       22 3/4       18 5/8       17 1/4           17 1/4
Class A Common Stock (PNNA)
  High                             25 3/16       26           22 1/16      21 3/8           26
  Low                              22 5/8        19 9/16      18           16 1/4           16 1/4
                                   ---------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                              1997 Quarter Ended
                                             ------------------------------------------------------------
                                             Mar. 31     June 30      Sept. 30     Dec. 31     Total Year
---------------------------------------------------------------------------------------------------------
Net sales                                    $39,016      $41,974      $42,531      $44,181      $167,702
Gross profit                                  11,779       12,967       13,117       14,465        52,328
Net income                                     2,975        3,560        3,828        4,138        14,501
Net income per share--basic and diluted          .34          .41          .44          .48          1.67
Dividends declared per share                     .10          .10          .11          .11           .42
                                              -----------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                                        21 1/8       19 7/8       27 7/8       27 3/4        27 7/8
  Low                                         18 7/8       17 3/4       19 1/2       23 3/8        17 3/4
Class A Common Stock (PNNA)
  High                                        21 1/2       23 3/8       26 1/4       27 1/4        27 1/4
  Low                                         19 1/8       18 3/4       18 7/8       24            18 3/4
                                              -----------------------------------------------------------


      The Common Stock and Class A Common Stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange. Symbols: PNN & PNNA.

Lines of Business
The manufacture and sale of fastener products and electric motors are the Company's only lines of business. Certain information on percent of net sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

-------------------------------------------------------------------
 Year Ended December 31,      1998           1997           1996
-------------------------------------------------------------------
Net Sales
  Fastener products            82%            81%            82%
  Electric motors              18             19             18
Operating Profit
  Fastener products            88             87             89
  Electric motors              12             13             11

Consolidated Balance Sheets (Dollars in thousands)


-------------------------------------------------------------------------------------------------------------
  December 31,                                                                          1998           1997
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                          $  13,103     $   6,826
  Short-term investments                                                                10,584        10,844
  Accounts receivable (less allowance for doubtful accounts--1998 and 1997, $550)       28,963        27,444
  Inventories                                                                           31,840        26,679
  Other current assets                                                                   2,474         2,130
                                                                                     -----------------------
    Total current assets                                                                86,964        73,923
                                                                                     -----------------------
PROPERTY--At cost:
  Land and improvements                                                                  4,729         4,744
  Buildings and improvements                                                            31,067        30,509
  Machinery and equipment                                                               90,977        84,037
                                                                                     -----------------------
    Total                                                                              126,773       119,290
  Less accumulated depreciation                                                         52,769        45,393
                                                                                     -----------------------
    Total property--net                                                                 74,004        73,897
                                                                                     -----------------------
OTHER ASSETS                                                                             3,200         3,172
                                                                                     -----------------------
    TOTAL                                                                            $ 164,168     $ 150,992
                                                                                     =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                     $   5,460     $   5,826
  Accrued expenses:
    Pension and profit sharing                                                           1,155         2,522
    Payroll and commissions                                                              3,237         2,961
    Other                                                                                3,455         2,203
                                                                                     -----------------------
    Total current liabilities                                                           13,307        13,512
                                                                                     -----------------------
ACCRUED PENSION COST                                                                     4,088         4,330
                                                                                     -----------------------
DEFERRED INCOME TAXES                                                                    4,721         4,231
                                                                                     -----------------------
STOCKHOLDERS' EQUITY:
  Common stock--authorized 20,000,000 shares of $.01 par value each;
     Issued 7,218,191 shares in 1998 and 7,187,011 shares in 1997                           72            72
  Class A common stock--authorized 3,000,000 shares of $.01 par value each;
     Issued 1,772,025 shares in 1998 and 1997                                               18            18
  Additional paid-in capital                                                            36,530        35,878
  Retained earnings                                                                    109,384        96,688
  Accumulated other comprehensive income                                                  (966)       (1,419)
                                                                                     -----------------------
    Total                                                                              145,038       131,237
                                                                                     -----------------------
  Less cost of treasury stock--356,831 shares in 1998 and 324,831 shares in 1997         2,986         2,318
                                                                                     -----------------------
    Total stockholders' equity                                                         142,052       128,919
                                                                                     -----------------------
    TOTAL                                                                            $ 164,168     $ 150,992
                                                                                     =======================

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Income (Dollars in thousands except share and per share amounts)

--------------------------------------------------------------------------------
  Year Ended December 31,                      1998          1997         1996
--------------------------------------------------------------------------------
NET SALES                                 $  179,687    $  167,702    $  160,323
COST OF PRODUCTS SOLD                        124,468       115,374       111,027
                                          --------------------------------------
GROSS PROFIT                                  55,219        52,328        49,296
OTHER EXPENSES:
Selling expenses                              18,414        18,016        16,347
General and administrative expenses           14,386        12,624        11,830
                                          --------------------------------------
  TOTAL                                       32,800        30,640        28,177
                                          --------------------------------------
OPERATING PROFIT                              22,419        21,688        21,119
OTHER INCOME--NET                              1,781         1,238         1,003
                                          --------------------------------------
INCOME BEFORE INCOME TAXES                    24,200        22,926        22,122
PROVISION FOR INCOME TAXES                     7,620         8,425         8,264
                                          --------------------------------------
NET INCOME                                $   16,580    $   14,501    $   13,858
                                          ======================================
NET INCOME PER SHARE--BASIC               $     1.92    $     1.67    $     1.79
WEIGHTED AVERAGE SHARES OUTSTANDING        8,632,739     8,663,530     7,748,273
                                          --------------------------------------
NET INCOME PER SHARE--DILUTED             $     1.91    $     1.67    $     1.79
WEIGHTED AVERAGE SHARES OUTSTANDING        8,632,739     8,663,530     7,748,273
NET EFFECT OF DILUTIVE SECURITIES             26,359        19,729          --
                                          --------------------------------------
TOTAL SHARES OUTSTANDING USED IN
  COMPUTING DILUTED EARNINGS PER SHARE     8,659,098     8,683,259     7,748,273
                                          ======================================

See the accompanying notes to consolidated financial statements.


Statements of Changes in Consolidated Stockholders Equity (Dollars in thousands)

                                                                                                    Accumulated
                                                    Class A    Additional                              Other        Total
                                         Common     Common      Paid-in     Treasury    Retained   Comprehensive  Stockholders'
                                         Stock       Stock      Capital      Stock      Earnings      Income       Equity
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995              $ 0       $1,772      $   932     $  (952)    $ 74,905      $ (566)     $ 76,091
                                         ---------------------------------------------------------------------------------
Net income for 1996                                                                       13,858                    13,858
Increase in unrealized investment
  loss reserve                                                                                            (2)           (2)
Foreign currency translation
  adjustment                                                                                           1,324         1,324
                                                                                                                  --------
Comprehensive income                                                                                                15,180
                                                                                                                  --------
Cash dividends declared--
  $.37 per share                                                                          (2,888)                   (2,888)
Stock dividend declared                    53                                                (53)                     --
Reclassification of stock                           (1,754)       1,754                                               --
Stock offering--
  1,850,000 shares issued                  19                    32,735                                             32,754
                                         ---------------------------------------------------------------------------------
Balance at December 31, 1996               72           18       35,421        (952)      85,822         756       121,137
                                         ---------------------------------------------------------------------------------
Net income for 1997                                                                       14,501                    14,501
Increase in unrealized investment
  loss reserve                                                                                            (2)           (2)
Foreign currency translation
  adjustment                                                                                          (2,173)       (2,173)
                                                                                                                  --------
Comprehensive income                                                                                                12,326
                                                                                                                  --------
Cash dividends declared--
  $.42 per share                                                                          (3,635)                   (3,635)
Stock issued under employee stock
  purchase plan                                                     457                                                457
Purchase of treasury stock                                                   (1,366)                                (1,366)
                                         ---------------------------------------------------------------------------------
Balance at December 31, 1997               72           18       35,878      (2,318)      96,688      (1,419)      128,919
                                         ---------------------------------------------------------------------------------
Net income for 1998                                                                       16,580                    16,580
Decrease in unrealized investment
  loss reserve                                                                                            16            16
Foreign currency translation
  adjustment                                                                                             437           437
                                                                                                                  --------
Comprehensive income                                                                                                17,033
                                                                                                                  -------
Cash dividends declared--
  $.45 per share                                                                          (3,884)                   (3,884)
Stock issued under employee
  stock purchase plan and
  stock option plan                                                 652                                               652
Purchase of treasury stock                                                     (668)                                 (668)
                                         ---------------------------------------------------------------------------------
Balance at December 31, 1998              $72       $   18      $36,530     $(2,986)    $109,384      $ (966)     $142,052
                                         ---------------------------------------------------------------------------------

See the accompanying notes to consolidated statements financial.


Statements of Consolidated Cash Flows (Dollars in thousands)


----------------------------------------------------------------------------------------------------------------------------
  Year Ended December 31,                                                                   1998         1997         1996
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                                                           $  16,580     $  14,501     $  13,858
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                           8,064         6,570         5,343
    (Gain) loss on disposal of property                                                      (51)          329            38
    Loss (gain) on disposal of investments                                                     4            (6)         --
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivables                                           (1,309)          597        (7,735)
    Increase in inventories                                                               (4,900)           (7)       (7,258)
    (Increase) decrease in other current assets                                             (331)          374           754
    Increase in other assets                                                                 (28)         (407)         (715)
    (Decrease) increase  in accounts payable                                                (380)        2,095          (562)
    Increase (decrease) in accrued expenses                                                  159         2,006        (1,432)
    (Decrease) increase in accrued pension costs                                            (242)         (463)           78
    Increase in deferred income taxes--noncurrent                                            490         1,331           834
                                                                                       -------------------------------------
      Net cash provided by operating activities                                           18,056        26,920         3,203
Cash Flows from Investing Activities:                                                  -------------------------------------
  Property additions                                                                      (8,315)      (19,234)      (25,266)
  Additions to available-for-sale investments                                               --            --             (14)
  Additions to held-to-maturity investments                                              (25,999)      (28,355)     (106,415)
  Proceeds from disposal of available-for-sale investments                                   101           448           217
  Proceeds from disposal of held-to-maturity investments                                  25,608        27,925       101,340
  Proceeds from disposal of property                                                         226           199            79
                                                                                       -------------------------------------
    Net cash used in investing activities                                                 (8,379)      (19,017)      (30,059)
                                                                                       -------------------------------------
Cash Flows from Financing Activities:
  Net short-term repayments                                                                 --            --          (1,500)
  Issuance of common stock                                                                   652           457        32,754
  Dividends paid                                                                          (3,884)       (3,635)       (2,888)
  Acquisition of treasury stock                                                             (668)       (1,366)         --
                                                                                       -------------------------------------

    Net cash (used in) provided by financing activities                                   (3,900)       (4,544)       28,366
                                                                                       -------------------------------------
  Effect of exchange rate changes on cash                                                    500          (741)        1,239
                                                                                       -------------------------------------
  Net increase in cash and cash equivalents                                                6,277         2,618         2,749
  Cash and cash equivalents at beginning of year                                           6,826         4,208         1,459
                                                                                       -------------------------------------
  Cash and cash equivalents at end of year                                             $  13,103     $   6,826     $   4,208
                                                                                       -------------------------------------
Supplemental Cash Flow Data:
  Cash paid during the year for:
    Income taxes                                                                       $   6,952     $   5,574     $   7,429
                                                                                       =====================================


See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements For the Years Ended December 31, 1998, 1997, and 1996


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

Short-Term investments
Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as Held-to-Maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as Held-to-Maturity have been classified as Available-for-Sale. Available-for-Sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of other comprehensive income. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

Inventories
The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 59% and 67% of total inventories at December 31, 1998 and 1997, respectively, are priced on the first-in, first-out
(FIFO) method, at the lower of cost or market.

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

Foreign Currency Translation
The effect of translating the financial statements of PEM International Ltd. and PEM International Singapore Pte. Ltd. is recorded as a separate component of other comprehensive income in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Accounting for Stock Options
The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Note 6 to these consolidated financial statements includes the disclosures and pro forma information required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Net Income Per Share
Basic and diluted earnings per share are calculated in accordance with the FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options.

Impact of Recently Issued Accounting Standards
Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income is defined as net income plus other comprehensive income which, for the Company, consists of changes in the unrealized investment reserve and foreign currency translation adjustments. Prior year financial statements have been reclassified to conform with the requirements of SFAS 130. The adoption of SFAS 130 had no affect on the results of operations or financial position.
      SFAS 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires those companies to report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 had no effect on the results of operations or financial position.
      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective in the first quarter of 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company is currently evaluating the impact of SFAS No. 133 on the earnings and financial position of the Company.

Reclassifications
Certain reclassifications have been made to prior year amounts and balances to conform with the 1998 presentation.


Note 2: Short-term Investments

Held-to-Maturity--The following is a summary of short-term Held-to-Maturity securities:

----------------------------------------------------------------
  December 31,                                1998       1997
----------------------------------------------------------------
                                          (Dollars in thousands)
U.S. Treasury securities and securities
  of U.S. Government agencies               $ 2,979    $ 6,814
Corporate bonds                               2,832      3,008
Commercial paper                              3,980        150
                                            ------------------
  TOTAL                                     $ 9,791    $ 9,972
                                            ==================

Available-for-Sale--Unrealized losses were $48,000, net of taxes of $32,000 at December 31, 1998, and were $64,000, net of taxes of $42,000, at December 31, 1997. The following is a summary of the estimated fair value of short-term Available-for-Sale securities:

----------------------------------------------------------------
  December 31,                                1998       1997
----------------------------------------------------------------
                                          (Dollars in thousands)
Mutual Common Stock Funds                   $   602    $   580
U.S. Government Security Income Fund             --        101
State and Municipal Bond Funds                  191        191
                                            ------------------
  TOTAL                                     $   793    $   872
                                            ==================

Note 3: Inventories

Inventories consist of the following:

----------------------------------------------------------------
  December 31,                                1998       1997
----------------------------------------------------------------
                                          (Dollars in thousands)
Raw material                                $ 4,572    $ 4,348
Tooling                                       3,435      3,392
Work-in-process                              10,533      8,073
Finished goods                               13,300     10,866
                                            ------------------
     TOTAL                                  $31,840    $26,679
                                            ==================

      If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1998, 1997, and 1996 would have been $9,046,000, $8,704,000, and $8,117,000 higher.
      In 1996, the Company changed the method of calculating its domestic fastener LIFO inventory from the unit cost method to the components of cost method. Management believes that this change in its LIFO method better reflects the effect of inflation and results in a more representative LIFO cost index for product mix changes. The effect of this change was to increase 1996 net income by $910,000 ($.12 per share).
      Included in Other Assets is long-term tooling inventory totaling $3,200,000 and $3,172,000 at December 31, 1998 and 1997, respectively.

Note 4: Lines of Credit

At December 31, 1998, the Company had available unused short-term lines of credit totaling approximately $22,500,000. No amounts were outstanding under these lines at December 31, 1998 or December 31, 1997.

Notes to Consolidated Financial Statements For the Years Ended December 31, 1998, 1997, and 1996 (continued)

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

------------------------------------------------------------------
  December 31,                               1998       1997
------------------------------------------------------------------

Change in benefit obligation:             (Dollars in thousands)

Benefit obligation at beginning of year     $30,690   $24,937
Service cost                                  2,537     2,076
Interest cost                                 2,137     1,857
Actuarial loss                                1,944     3,118
Benefits paid                                (1,717)   (1,298)
                                            ---------------------

Benefit obligation at end of year           $35,591   $30,690
                                            =====================

Change in plan assets:
Fair value of plan assets at
  beginning of year                         $25,399   $20,334
Actual return on assets                       1,063     3,753
Employer contributions                        2,788     2,610
Benefits paid                                (1,717)   (1,298)
                                           ----------------------

Fair value of plan assets at end of year    $27,533   $25,399
                                           ======================

Funded status                               $(8,058) $ (5,291)
Unrecognized actuarial loss                   4,364     1,441
Unamortized prior service cost                 (204)     (227)
Unrecognized transition asset                  (190)     (253)
                                           -----------------------

Accrued Pension Cost                        $(4,088) $ (4,330)
                                           =======================


      Net pension costs included the following components:

--------------------------------------------------------------------
  Year ended December 31,         1998       1997       1996
--------------------------------------------------------------------

                                     (Dollars in thousands)
Service cost                     $ 2,537    $ 2,076   $ 2,081
Interest cost                      2,137      1,857     1,756
Expected return on plan assets    (2,042)    (1,699)   (1,493)
Net amortization and deferral        (86)       (86)      (37)
                                 -----------------------------------

Net periodic pension cost        $ 2,546    $ 2,148   $ 2,307
                                 ===================================


      The weighted-average assumptions used as of December 31 to determine the plans' financial status and pension cost were:

--------------------------------------------------------------------
                                                  1998    1997
--------------------------------------------------------------------

Discount rate                                      7.0%    7.5%
Expected return on plan assets                     8.0     8.0
Rate of compensation increase                      6.0     6.0

      The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $4,156,000 in 1998, $4,026,000 in 1997, and $3,631,000 in 1996.

Note 6: Stock Options and Stock Purchase Plan

The Company currently has one fixed option plan, the 1996 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of options to eligible employees of all participating subsidiaries of the Company. The Plan permits the granting of both options that qualify as incentive stock options under Section 422(b) of the Internal Revenue Code of 1986 (the "Code") and options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plan to grant options for shares not to exceed in the aggregate 500,000 shares of the Company's non-voting Common Stock. The Plan provides for the granting of both types of options with an exercise price equal to the greater of par value or the closing market price of the Company's non-voting Common Stock on the date of the grant and a maximum term of ten years. All options granted under this Plan shall vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.
      A summary of the Company's option activity, and related information for the years ended December 31, 1996, December 31, 1997 and December 31, 1998 is as follows:

                                                    Weighted-
                                                     Average
                                       Options   Exercise price
------------------------------------------------------------------

Outstanding--December 31, 1995             --
  Granted                              126,220       $18.375
                                      --------

Outstanding--December 31, 1996         126,220       $18.375
  Granted                              141,410       $25.625
  Canceled                               1,140       $18.375
                                      --------

Outstanding--December 31, 1997         266,490       $22.22
  Granted                              157,680       $22.000
  Exercised                             10,835       $18.375
  Canceled                               5,980       $22.159
                                      --------

Outstanding--December 31, 1998         407,355       $22.284

Exercisable at December 31, 1998        99,053
Weighted-average fair value of
  options granted during 1998            $8.18
Weighted-average remaining
  life of options outstanding at
  December 31, 1998                       9.06 years

      The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting Common Stock by eligible employees of all participating subsidiaries of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with 20 semi-annual subscription periods. During its term the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis, through payroll deductions not exceeding 10% of base wages, at a 10% discount from the lowest of the market price on the last trading day before the first day of the enrollment period with respect to the subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 150,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $103,111 in employee withholdings at the beginning of the year and had employee withholdings of $48,140 for the current subscription period at December 31, 1998. The Plan has issued 41,294 shares to employees as of December 31, 1998. The Company utilized the same valuation assumptions in this plan as it did in the stock option plan.
      Effective January 1, 1996, the Company adopted SFAS No. 123 which requires expanded disclosures of stock-based compensation arrangements with employees. SFAS 123 encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. It allows the Company to continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by APB No. 25. The Company has elected to continue to recognize compensation cost based on the intrinsic value of the equity instrument awarded as promulgated in APB No. 25. Because SFAS No. 123 was not effective for the Company until 1996, its pro forma effects will not be fully reflected until the year 2000 due to the four year vesting period of options granted in 1996. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 1998, 1997, and 1996 grants had the following common assumptions: dividend yield of 2.25%; expected life of 6 years; and volatility of 30%. The 1998, 1997, and 1996 grants assumed a risk free rate of 5.78%, 5.75%, and 5.93%, respectively. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the methods of SFAS No. 123, the impact on the Company's financial results would have been as follows: as of December 31, 1998, an $823,000 reduction of net income, or $0.09 per share, and as of December 31, 1997, a $392,000 reduction of net income, or $0.04 per share. No stock options were vested as of December 31, 1996.

Note 7: Financial Instruments and Risk Management

The Company hedges the potential effect of currency fluctuations on foreign operating activities by entering into foreign currency forward contracts and foreign currency option contracts. Gains or losses on qualifying hedges of firm commitments are recognized as income when the hedged transaction occurs. Forward contracts that do not qualify for hedge accounting are marked to market, and the resulting gains or losses are reflected in income. Total foreign currency transaction gains (losses) of $180,000, $373,000, and $(224,000) were recorded in 1998, 1997, and 1996, respectively. Such amounts are included in other income in the Statements of Consolidated Income. The forward contracts outstanding at December 31, 1998 mature during 1999 and 2000, and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange forward contracts of $17.9 million outstanding at December 31, 1998 with a fair market value of approximately $18.2 million. At December 31, 1997 there were $9.8 million foreign exchange forward contacts outstanding with a fair market value which approximated cost. The foreign exchange option contracts outstanding at December 31, 1998 can be exercised by the Company during 1999 and 2000 to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange option contracts of $3.4 million outstanding at December 31, 1998 with a fair market value which approximated cost. The fair value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

Note 8: Income Taxes

The income tax provision consists of the following:

------------------------------------------------------------------
  Year ended December 31,              1998      1997     1996
------------------------------------------------------------------
                                       (Dollars in thousands)
Current:
  Federal                            $6,688    $6,058   $6,239
  State                                 685       565      644
                                    --------------------------

    Total current tax provision       7,373     6,623    6,883
                                    --------------------------

Deferred:
  Federal                               232     1,617    1,236
  State                                  15       185      145
                                     -------------------------

    Total deferred tax                  247     1,802    1,381
                                     -------------------------

Total income tax provision           $7,620    $8,425   $8,264
                                     =========================


      The significant components of the Company's net deferred tax assets and liabilities are as follows :

------------------------------------------------------------------
  December 31,                                 1998      1997
------------------------------------------------------------------
                                           (Dollars in thousands)
Deferred tax assets:
  Accrued pension                              $2,376   $1,690
  Allowance for doubtful accounts                 215      207
  Other                                           285      322
                                               ---------------
    Total deferred tax asset                    2,876    2,219
                                               ---------------

Deferred tax liabilities:
  Property                                     $6,895    5,897
  Inventories                                     520      318
  Other                                           182      235
                                               ---------------
    Total deferred tax liability                7,597    6,450
                                               ---------------
Net deferred tax liability                     $4,721   $4,231
                                               ===============

     A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

------------------------------------------------------------------
  December 31,                        1998      1997     1996
------------------------------------------------------------------

                                      (Dollars in thousands)
Federal income tax provision
  at statutory rate                $  8,470    $8,024   $7,743
State income taxes, after deducting
  federal income tax benefit            455       488      513
Foreign sales corporation
  tax benefits                       (1,132)
Other                                  (173)      (87)       8
                                   ---------------------------

Provision for income taxes         $  7,620    $8,425   $8,264
                                   ===========================

NOTE 9: CERTAIN TRANSACTIONS

The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amount of $6,512,000 during 1996. In November, 1996 this corporation was sold to an unrelated party. The Company also made purchases from another corporation, an officer and director of which is also a director of the Company, in the amounts of $252,000, $328,000, and $289,000 in 1998, 1997, and 1996,
respectively.

NOTE 10: ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

                                          Unrealized-
                                           Losses on
                                Currency   Available-
                               Translation  for-sale
                               Adjustments Securities  Total
----------------------------------------------------------------

                                   (Dollars in thousands)
----------------------------------------------------------------

Balance at December 31, 1996    $   818       $(62)    $  756
Currency translation
  adjustments                    (2,173)               (2,173)
Unrealized losses on available-
  for-sale securities                --         (3)        (3)
Deferred taxes relating to
  unrealized losses on
  available-for-sale securities      --          1          1
                                 --------------------------------

Balance at December 31, 1997     (1,355)       (64)    (1,419)
Currency translation
  adjustments                       437                   437
Unrealized gains on available-
  for-sale securities                           26         26
Deferred taxes relating to
  unrealized gains on
  available-for-sale securities                (10)       (10)

                                 -------------------------------
Balance at December 31, 1998     $ (918)     $ (48)    $ (966)
                                 ===============================

NOTE 11: COMMITMENTS

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 1998, having initial or remaining terms of more than one year are $558,000 for 1999, $378,000 for 2000, $314,000 for 2001, $5,000 for 2002, and $1,000 for 2003. Rental and operating lease expenses charged against earnings were $697,000, $671,000, and $586,000 in 1998, 1997, and 1996, respectively.

NOTE 12: CONTINGENCIES

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

NOTE 13: FINANCIAL REPORTING FOR SEGMENTS OF THE COMPANY

Information about the operations of the Company in different business segments are as follows:

                            Fasteners    Motors   Consolidated
----------------------------------------------------------------
  Year Ended December 31, 1998
----------------------------------------------------------------
                                  (Dollars in thousands)

Net sales                    $146,931   $32,756     $179,687
                             -------------------------------
Operating profit               19,696     2,723       22,419
Other income                                           1,781
                                                    --------
Income before
  income taxes                                      $ 24,200
                                                    --------
Identifiable assets          $138,069   $14,370     $152,439
Corporate assets                                      11,729
                                                    --------
Total assets at
  December 31, 1998                                 $164,168
                                                    --------
Depreciation                 $  7,434   $   631     $  8,064
Capital expenditures         $  7,605   $   710     $  8,315

----------------------------------------------------------------
  Year Ended December 31, 1997
----------------------------------------------------------------
Net sales                    $135,841   $31,861     $167,702
                             -------------------------------
Operating profit               18,884     2,804       21,688
Other income                                           1,238
                                                    --------
Income before
  income taxes                                      $ 22,926
                                                    --------
Identifiable assets          $123,426   $15,576     $139,002
Corporate assets                                      11,990
                                                    --------
Total assets at
  December 31, 1997                                 $150,992
                                                    --------
Depreciation                 $  5,973   $   597     $  6,570
Capital expenditures         $ 18,820   $   414     $ 19,234

----------------------------------------------------------------
  Year Ended December 31, 1996
----------------------------------------------------------------
Net Sales                    $130,721   $29,602     $160,323
                             -------------------------------
Operating profit               18,754     2,365       21,119
Other income                                           1,003
                                                    --------
Income before
  income taxes                                      $ 22,122
                                                    --------
Identifiable assets          $110,999   $14,899     $125,898
Corporate assets                                      12,640
                                                    --------
Total assets at
  December 31, 1996                                 $138,538
                                                    --------
Depreciation                 $  4,815   $   528     $  5,343
Capital expenditures         $ 24,083   $ 1,183     $ 25,266
----------------------------------------------------------------

The Company operates in two business segments, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $21,060,000, $20,687,000, and $21,830,000 for the years ended December 31, 1998, 1997, and 1996, respectively (approximately 12%, 12%, and 14% of consolidated net sales in 1998, 1997, and 1996, respectively). Sales of fasteners to another customer (an authorized distributor of the Company) totaled approximately $22,885,000 and $19,827,000 for the years ended December 31, 1998 and 1997, respectively (approximately 13% and 12% of consolidated net sales in 1998 and 1997, respectively). The Company has operations in the United States, the United Kingdom, and Singapore. Information about the operations of the Company in different geographic segments are as follows:

                                                                                                            PEM
                                                    United States Operations                  PEM       International
                                     ------------------------------------------------     International   Singapore       Total
                                              North             Asia-Pacific                  Ltd.        Pte. Ltd.   Consolidated
                                             America    Europe     &Other       Total
----------------------------------------------------------------------------------------------------------------------------------
Sales                                1998   $131,311    $2,206     $1,861     $135,378      $34,180       $10,129       $179,687
                                     1997    127,490     2,362      1,413      131,265       29,309         7,128        167,702
                                     1996    124,569     2,027      2,738      129,334       25,081         5,908        160,323
----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes    1998                                     $ 25,227      $(1,306)      $   279       $ 24,200
                                     1997                                       23,447         (117)         (404)        22,926
                                     1996                                       21,133          715           274         22,122
----------------------------------------------------------------------------------------------------------------------------------

Identifiable assets                  1998                                     $132,854      $18,161       $13,153       $164,168
                                     1997                                      126,153       16,068         8,771        150,992
                                     1996                                      115,073       16,309         7,156        138,538
==================================================================================================================================

Report of Independent Auditors

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

      We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1996 were audited by other auditors whose report dated January 29, 1997, expressed an unqualified opinion on these statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for last-in, first-out inventories discussed in Note 3 to these financial statements.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ Ernest & Young LLP

Philadelphia, Pennsylvania
January 27, 1999