Form 10-K, Exhibit 13
period 1999-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 2000-03-30
CIK 77106

selected financial data

(Dollars in thousands except share and per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                            1999         1998         1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 198,074     $179,687     $167,702     $160,323     $141,268
Cost of products sold                                           135,521      124,468      115,374      111,027       96,190
Provision for income taxes                                        8,610        7,620        8,425        8,264        8,323
Net income                                                       17,090       16,580       14,501       13,858       13,798
Capital expenditures                                             11,453        8,315       19,234       25,266       17,213
Depreciation and amortization                                     8,901        8,064        6,570        5,343        4,165
Total assets                                                    201,544      164,168      150,992      138,538       96,074
Long term debt                                                   15,000           --           --           --           --
Stockholders' equity                                            152,880      142,052      128,919      121,137       76,091
Working capital                                               $  74,490     $ 73,657     $ 60,411     $ 64,233     $ 38,881

Number of employees (at year end)                                 1,489        1,423        1,368        1,330        1,211
Number of stockholders of record (at year end)
  PNN                                                               525          572          618          648          N/A
  PNNA                                                              407          446          480          520          540
Average number of common shares
  outstanding used to compute
  per share information (in thousands)
     Basic                                                        8,638        8,633        8,664        7,748        6,828
     Diluted                                                      8,653        8,659        8,683        7,748        6,828

Per share information:
  Net income-basic                                            $    1.98     $   1.92     $   1.67     $   1.79     $   2.02
  Net income-diluted                                               1.97         1.91         1.67         1.79         2.02
  Stockholders' equity                                            17.70        16.45        14.88        15.63        11.15
  Dividends                                                         .48          .45          .42          .37          .50

Management's Discussion and Analysis of Results of Operations and
Financial Condition

December 31, 1999

Overview

The Company's operations consists of two business segments:

The manufacture and sale of PEM(R) brand fasteners, including PEMSERTER(R) fastener insertion machines, and Pittman(R) dc motors. Fasteners, which accounted for 82.3% of the Company's consolidated net sales in 1999 compared to 81.8% in 1998 and 81.0% in 1997, are marketed through a worldwide network of independent authorized distributors and three Company owned distributors. In 1999, sales to the computer market accounted for 22% of total fastener sales, sales to the telecommunications market accounted for 22% of total fastener sales, sales to the automotive market accounted for 10% of total fastener sales, and the remaining balance distributed among other markets. Motors accounted for approximately 17.7% of the Company's consolidated net sales in 1999 compared to 18.2% in 1998 and 19.0% in 1997, and are marketed in North America and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, medical equipment, and industrial equipment. The Company's motor segment consists of brush-commutated motors and longer lasting brushless motors.

Fastener units shipped from the Company's manufacturing facilities to all customers, including independent and Company owned distributors, increased 11.4% from 2.19 billion in 1998, to 2.44 billion in 1999 after having increased 11.7% in 1998 from 1.96 billion in 1997. The increase in 1999 was a result of a strong global economy as well as increased business opportunities in the North American region. The increase in 1998 was a result of a strong European economy as well as increased fabrication activity in the Asia-Pacific region as customers shifted production to that region to take advantage of currency devaluations.

In 1999, 1998, and 1997, sales to domestic customers accounted for 69.4%, 70.0%, and 73.7%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 30.6%, 30.0%, and 26.3% respectively, of the Company's consolidated net sales. The Company's export sales have benefited from the Company's ability to serve large multinational computer and electronic manufacturers who have moved some of their product fabrication offshore.

Results of Operations

The following tables sets forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales.

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                       1999                             1998                             1997
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
Net Sales
Fasteners                          $162,946         82.3%            $146,931        81.8%            $135,841      81.0%
Motors                               35,128         17.7               32,756        18.2               31,861      19.0
------------------------------------------------------------------------------------------------------------------------------------
Total                              $ 198,074       100.0%            $179,687       100.0%            $167,702     100.0%
Domestic                           $ 137,510        69.4%            $125,777        70.0%            $123,534      73.7%
Foreign                               60,564         30.6              53,910         30.0              44,168      26.3
------------------------------------------------------------------------------------------------------------------------------------
Total                               $198,074       100.0%            $179,687       100.0%            $167,702     100.0%
------------------------------------------------------------------------------------------------------------------------------------

Gross Profit by Segment
Fasteners                          $ 53,070         32.6%            $ 46,860        31.9%            $43,805       32.2%
Motors                                9,483         27.0                8,359        25.5               8,523       26.8
Total Company
Gross Profit                       $ 62,553         31.6%             $55,219        30.7%            $52,328       31.2%
Selling, general &
  administrative  expenses           37,793         19.1               32,800        18.2              30,640       18.3
Operating profit                     24,760         12.5               22,419        12.5              21,688       12.9
Net income                           17,090          8.6               16,580         9.2              14,501        8.6

Management's Discussion and Analysis of Results of Operations and
Financial Condition Continued

Year Ended December 31, 1999 vs. Year Ended December 31, 1998

Consolidated net sales for 1999 were $198.1 million, versus $179.7 million in 1998, a 10.2% increase. Approximately $3.3 million, or 17.9% of this increase, was the result of the acquisitions of MicroAssembly Systems, Inc. on May 28,1999 and R.C. Dudek & Company, Inc. on September 30, 1999. The remainder of the increase was due to the continued strength of the electronics and telecommunications markets in all regions of the world. Sales to customers outside the United States for 1999 increased 12.4% to $60.6 million, from $53.9 million in 1998. Net sales for the fastener operation for 1999 were $162.9 million, versus $146.9 million in 1998, a 10.9% increase. Motor sales in 1999 increased 7.0% to $35.1 million from $32.8 million in 1998.

Fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 11.8% from 1998 to 1999. Fasteners sold within North America, approximately 68.5% of total fasteners sold in 1999, increased 11.4% from 1998 to 1999 mainly due to new business opportunities in the second half of the year as well as the addition of a new distributor in the Southeastern United States. Fasteners sold into Europe, approximately 23.9% of total fasteners sold in 1999, increased 9.0% from 1998 to 1999. While the rate of growth has slowed from prior years due to currency exchange factors, there is still strong growth in the electronics and automotive markets. Fasteners sold into the Asia-Pacific market, approximately 7.6% of total fasteners sold in 1999, increased 26.8% from 1998 to 1999. Much of this growth was due to new business, especially in the personal computer and telecommunications markets.

The average selling price of motors decreased approximately 3.7% to $40.60 per motor in 1999 from $42.16 per motor in 1998. This was due to a shift in sales toward lower priced brush motors. The number of motors sold increased approximately 11.4% to 865,245 in 1999 from 776,952 in 1998.

Consolidated gross profit was $62.6 million in 1999, versus $55.2 million in 1998, a 13.4% increase. Fastener gross profit increased 13.2% to $53.1 million in 1999 from $ 46.9 million in 1998 as a result of lower fixed costs per unit due to cost reduction projects and increased sales volume. Motor gross profit increased 13.1% to $9.5 million in 1999 from $8.4 million in 1998.

Consolidated selling, general, and administrative expenses ("SG&A") for 1999 were $37.8 million, versus $32.8 million for 1998, a 15.2% increase. Additional expenses were incurred in 1999 due to increased technology related expenditures including Year 2000 related expenses, goodwill and start-up costs related to acquisition efforts, and other outside professional service expenses.

Consolidated net income for 1999 was $17.1 million, versus $16.6 million for 1998. In 1999, the Company incurred $480,000 of interest and goodwill expenses due to acquisitions.

YEAR ENDED DECEMBER 31, 1998 VS. YEAR ENDED DECEMBER 31, 1997

Consolidated net sales for 1998 were $179.7 million, versus $167.7 million in 1996, a 7.2% increase. This growth in sales was largely the result of the continued growth in the personal computer and automotive markets, especially in the European and Asia-Pacific regions. Sales to customers outside the United States for 1998 increased 21.9% to $53.9 million, from $44.2 million in 1997. Net sales for the fastener operation for 1998 were $146.9 million, versus $135.8 million in 1997, an 8.2% increase. Motor sales in 1998 increased 2.8% to $32.8 million from $31.9 million in 1997.

The Company's average selling price for fasteners shipped to global OEM direct customers and its independent distribution network in 1998 was $63.96 per thousand, compared to $65.15 per thousand in 1997, a decrease of 1.8%. This decrease is mainly due to a change in product mix toward lower margin fasteners as inventory levels at distributors are once again replenished.

The number of fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 10.1% from 1997 to 1998. The number of fasteners sold within North America, approximately 68.8% of total fasteners sold in 1998, increased 4.9% from 1997 to 1998 as distributor inventory levels stabilized in 1998 and there was a return to a more stable ordering pattern. The number of fasteners sold into Europe, approximately 24.5% of total fasteners sold in 1998, increased 21.7% from 1997 to 1998. This increase is mainly due to continued strong point-of-sale demand for personal computers, network servers, and automotive products. The number of fasteners sold into the Asia-Pacific market, approximately 6.7% of total fasteners sold in 1998, increased 31.7% from 1997 to 1998. Much of this growth was due to the shifting of production to this area to take advantage of the currency devaluation which occurred in the region during the latter half of 1997 and early 1998. This allowed major computer manufacturers to lower the selling price for products shipped back to the United States for sale.

The average selling price of motors increased approximately 3.9% to $42.16 per motor in 1998 from $40.58 per motor in 1997. The number of motors sold decreased approximately 1.0% to 776,952 in 1998 from 785,052 in 1997.

Consolidated gross profit was $55.2 million in 1998, versus $52.3 million in 1997, a 5.5% increase. Fastener gross profit increased 7.0% to $46.9 million in 1998 from $ 43.8 million in 1997 mainly as a result of increased sales volume. Motor gross profit decreased 1.2% to $8.4 million in 1998 from $8.5 million in 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $24.2 million for the year ended December 31, 1999. Funds from operations were sufficient to pay dividends and for capital expenditures other than the acquisition of R.C. Dudek & Company, Inc. which was partially funded through both long and short-term borrowings. Capital expenditures totaled $11.5 million during 1999 and included approximately $3.5 million for an additional 50,000 square feet of manufacturing space on 10 acres of land near the Company's Danboro, PA. headquarters. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $1.0 million during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Selected Quarterly Financial Data

(Unaudited, dollars in thousands except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
1999 Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                Mar. 31      June 30     Sept. 30      Dec. 31    Total Year
                                                               ---------------------------------------------------------------------
Net sales                                                      $ 46,000     $ 47,037     $ 48,378      $56,659     $198,074
Gross profit                                                     14,488       14,969       15,556       17,540       62,553
Net income                                                        4,056        4,265        4,469        4,300       17,090
Net income per share-basic                                          .47          .49          .52          .50         1.98
Net income per share-diluted                                        .47          .49          .51          .50         1.97
Dividends declared per share                                        .12          .12          .12          .12          .48
                                                               ---------------------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                                                               23 1/4       23           25 1/8       25 7/8       25 7/8
  Low                                                                17 3/4       17 5/8       21 5/16      22 7/8       17 5/8
Class A Common Stock (PNNA)
  High                                                               20 1/2       20 3/8       22           22 7/8       22 7/8
  Low                                                                18           17 1/2       20 3/4       21 1/8       17 1/2

------------------------------------------------------------------------------------------------------------------------------------
1998 Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                Mar. 31      June 30     Sept. 30      Dec. 31    Total Year
                                                               ---------------------------------------------------------------------
Net sales                                                      $ 46,725     $ 44,995     $ 43,357      $44,610     $179,687
Gross profit                                                     14,594       13,938       13,291       13,396       55,219
Net income                                                        4,266        3,882        3,881        4,551       16,580
Net income per share-basic                                          .49          .45          .45          .53         1.92
Net income per share-diluted                                        .49          .45          .45          .53         1.91
Dividends declared per share                                        .11          .11          .11          .12          .45
                                                               ---------------------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                                                               26 1/2       28 3/8       24 7/8       23           28 3/8
  Low                                                                22 1/16      22 3/4       18 5/8       17 1/4       17 1/4
Class A Common Stock (PNNA)
  High                                                               25 3/16      26           22 11/16     21 3/8       26
  Low                                                                22 5/8       19 9/16      18           16 1/4       16 1/4

The common stock and Class A common stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange.
Symbols: PNN & PNNA.

Lines of Business

The manufacture and sale of fasteners and motors are the Company's only lines of business. Certain information on percent of net sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                                                      1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
  Fasteners                                                                                    82%          82%          81%
  Motors                                                                                       18           18           19
Operating Profit
  Fasteners                                                                                    88           88           87
  Motors                                                                                       12           12           13

Consolidated Balance Sheets
(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                        1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents                                                                    $   4,231            $  13,103
  Short-term investments                                                                           9,538               10,584
  Accounts receivable (less allowance for doubtful accounts-1999, $800; 1998, $550)               37,622               28,963
  Inventories                                                                                     43,292               31,840
  Other current assets                                                                             2,051                2,474
                                                                                               -------------------------------------
     Total current assets                                                                         96,734               86,964
                                                                                               -------------------------------------
Property-At cost:
  Land and improvements                                                                            6,198                4,729
  Buildings and improvements                                                                      35,637               31,067
  Machinery and equipment                                                                         98,757               90,977
                                                                                               -------------------------------------
     Total                                                                                       140,592              126,773
  Less accumulated depreciation                                                                   60,742               52,769
                                                                                               -------------------------------------
     Total property-net                                                                           79,850               74,004
                                                                                               -------------------------------------
Goodwill-net                                                                                      21,460                   --
                                                                                               -------------------------------------
Other Assets                                                                                       3,500                3,200
                                                                                               -------------------------------------
     Total                                                                                     $ 201,544            $ 164,168
                                                                                               =====================================

------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------

Current Liabilities:
  Accounts payable                                                                             $   9,622            $   5,460
  Lines of credit                                                                                  5,850                   --
  Accrued expenses:
     Pension and profit sharing                                                                      984                1,155
     Payroll and commissions                                                                       3,613                3,237
     Other                                                                                         2,175                3,455
                                                                                               -------------------------------------
     Total current liabilities                                                                    22,244               13,307
                                                                                               -------------------------------------
Accrued Pension Cost                                                                               6,518                4,088
                                                                                               -------------------------------------
Deferred Income Taxes                                                                              4,902                4,721
                                                                                               -------------------------------------
Long-Term Debt                                                                                    15,000                   --
                                                                                               -------------------------------------
Stockholders' Equity:
  Common stock-authorized 20,000,000 shares of $.01 par value each;
     Issued 7,246,143 shares in 1999 and 7,218,191 shares in 1998                                     72                   72
  Class A common stock-authorized 3,000,000 shares of $.01 par value each;
     Issued 1,772,025 shares in 1999 and 1998                                                         18                   18
  Additional paid-in capital                                                                      37,056               36,530
  Retained earnings                                                                              122,335              109,384
  Accumulated other comprehensive loss                                                            (1,165)                (966)
                                                                                               -------------------------------------
     Total                                                                                       158,316              145,038
                                                                                               -------------------------------------
  Less cost of treasury stock-456,831 shares in 1999 and 356,831 shares in 1998                    5,436                2,986
     Total stockholders' equity                                                                  152,880              142,052
                                                                                               -------------------------------------
     Total                                                                                     $ 201,544            $ 164,168
                                                                                               =====================================

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Income

(Dollars in thousands except share and per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31                                                         1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                               $   198,074          $   179,687          $   167,702
Cost of Products Sold                                                       135,521              124,468              115,374
                                                                        ------------------------------------------------------------
Gross Profit                                                                 62,553               55,219               52,328
Selling Expenses                                                             20,467               18,414               18,016
General and Administrative Expenses                                          17,326               14,386               12,624
                                                                        ------------------------------------------------------------
Operating Profit                                                             24,760               22,419               21,688
                                                                        ------------------------------------------------------------

Other Income (Expense):
  Interest income                                                             1,335                1,446                1,072
  Interest expense                                                            (201)                   --                   --
  Other, net                                                                  (194)                  335                  166
                                                                        ------------------------------------------------------------

Total Other Income                                                              940                1,781                1,238
                                                                        ------------------------------------------------------------

Income Before Income Taxes                                                   25,700               24,200               22,926
Provision for Income Taxes                                                    8,610                7,620                8,425
                                                                        ------------------------------------------------------------
Net Income                                                              $    17,090          $    16,580          $    14,501
                                                                        ============================================================
Net Income Per Share-Basic                                              $      1.98          $      1.92          $      1.67
Weighted Average Shares Outstanding                                       8,638,120            8,632,739            8,663,530
                                                                        ------------------------------------------------------------

Net Income Per Share-Diluted                                            $      1.97          $      1.91          $      1.67
Weighted Average Shares Outstanding                                       8,638,120            8,632,739            8,663,530
Net Effect of Dilutive Securities                                            15,243               26,359               19,729
                                                                        ------------------------------------------------------------

Total Shares Outstanding Used in
  Computing Diluted Earnings Per Share                                    8,653,363            8,659,098            8,683,259
                                                                        ============================================================

See the accompanying notes to consolidated financial statements.

Statements of Changes in Consolidated Stockholders' Equity

(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Accumulated
                                                                Class A Additional                             Other        Total
                                                       Common   Common    Paid-in    Treasury  Retained  Comprehensive Stockholders'
                                                        Stock    Stock    Capital      Stock   Earnings   Income (Loss)   Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           $  72    $ 18     $ 35,421    $  (952)    $ 85,822   $    756    $ 121,137
                                                       -----------------------------------------------------------------------------

  Net income for 1997                                                                              14,501                  14,501
  Increase in unrealized investment loss reserve                                                                  (2)          (2)
  Foreign currency translation adjustment                                                                     (2,173)      (2,173)
                                                                                                                        ------------
  Comprehensive income-total                                                                                               12,326
                                                                                                                        ------------

  Cash dividends declared-$.42 per share                                                           (3,635)                 (3,635)
  Stock issued under employee stock
     purchase plan                                                            457                                             457
  Purchase of treasury stock                                                          (1,366)                              (1,366)
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1997                           $  72    $ 18     $ 35,878    $(2,318)   $  96,688   $ (1,419)   $ 128,919

  Net income for 1998                                                                              16,580                  16,580
  Decrease in unrealized investment loss reserve                                                                  16           16
  Foreign currency translation adjustment                                                                        437          437
                                                                                                                        ------------
  Comprehensive income-total                                                                                               17,033
                                                                                                                        ------------
  Cash dividends declared-$.45 per share                                                           (3,884)                 (3,884)
  Stock issued under employee stock
     purchase plan and stock option plan                                      652                                             652
  Purchase of treasury stock                                                            (668)                                (668)
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1998                           $  72    $ 18     $ 36,530    $(2,986)   $ 109,384   $   (966)   $ 142,052

  Net income for 1999                                                                              17,090                  17,090
  Increase in unrealized investment loss reserve                                                                 (31)         (31)
  Foreign currency translation adjustment                                                                       (168)        (168)
                                                                                                                        ------------
  Comprehensive income-total                                                                                               16,891
                                                                                                                        ------------
  Cash dividends declared-$.48 per share                                                           (4,139)                 (4,139)
  Stock issued under employee stock
     purchase plan and stock option plan                                      526                                             526
  Purchase of treasury stock                                                          (2,450)                              (2,450)
                                                       -----------------------------------------------------------------------------
Balance at December 31, 1999                           $  72    $ 18     $ 37,056    $(5,436)   $ 122,335   $ (1,165)   $ 152,880
                                                       -----------------------------------------------------------------------------

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                        1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                               $ 17,090             $ 16,580              $14,501
  Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation                                                          8,622                8,064                6,570
        Amortization                                                            279                   --                   --
        (Gain) loss on disposal of property                                     (67)                 (51)                 329
        Loss (gain) on disposal of investments                                   59                    4                   (6)
     Changes in assets and liabilities, net of effects from acquisitions
        (Increase) decrease in accounts receivables                          (3,341)              (1,309)                 597
        Increase in inventories                                              (1,305)              (4,900)                  (7)
        Decrease (increase) in other current assets                             814                 (331)                 374
        Increase in other assets                                               (300)                 (28)                (407)
        Increase (decrease) in accounts payable                               1,059                 (380)               2,095
        (Decrease) increase in accrued expenses                              (1,307)                 159                2,006
        Increase (decrease) in accrued pension costs                          2,430                 (242)                (463)
        Increase in deferred income taxes-noncurrent                            181                  490                1,331
                                                                           ---------------------------------------------------------
           Net cash provided by operating activities                         24,214               18,056               26,920
                                                                           ---------------------------------------------------------
Cash Flows from Investing Activities:
  Property additions                                                        (11,453)              (8,315)             (19,234)
  Acquisitions of businesses (net of cash)                                  (37,786)                  --                   --
  Additions to held-to-maturity investments                                 (15,046)             (25,999)             (28,355)
  Proceeds from disposal of available-for-sale investments                       --                  101                  448
  Proceeds from maturity of held-to-maturity investments                     15,983               25,608               27,925
  Proceeds from disposal of property                                            417                  226                  199
                                                                           ---------------------------------------------------------
     Net cash used in investing activities                                  (47,885)              (8,379)             (19,017)
                                                                           ---------------------------------------------------------
Cash Flows from Financing Activities:
  Net short-term borrowings                                                   5,850                   --                   --
  Borrowings of long-term debt                                               15,000                   --                   --
  Issuance of common stock                                                      526                  652                  457
  Dividends paid                                                             (4,139)              (3,884)              (3,635)
  Acquisition of treasury stock                                              (2,450)                (668)              (1,366)
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) finanancing activities                   14,787               (3,900)              (4,544)
                                                                           ---------------------------------------------------------
  Effect of exchange rate changes on cash                                        12                  500                 (741)
                                                                           ---------------------------------------------------------
  Net (decrease) increase in cash and cash equivalents                       (8,872)               6,277                2,618
  Cash and cash equivalents at beginning of year                             13,103                6,826                4,208
                                                                           ---------------------------------------------------------
  Cash and cash equivalents at end of year                                 $  4,231             $ 13,103              $ 6,826
                                                                           =========================================================

Supplemental Cash Flow Data:
  Cash paid during the year for:
     Income taxes                                                          $  8,536             $  6,952              $ 5,574
     Interest                                                              $    201                   --                   --

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements for the years ended December 31, 1999, 1998 and 1997

Note 1: Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM International Singapore Pte. Ltd., and R.C. Dudek & Company, Inc. (now Arconix/USA). All significant intercompany transactions and balances are eliminated in consolidation.

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

Inventories
The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 45% and 59% of total inventories at December 31, 1999 and 1998, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

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

Goodwill
The excess of purchase price over fair value of net assets of acquired businesses is recorded as an asset and amortized using the straight-line method over a period of 20 years. Accumulated amortization was $279,000 at December 31, 1999. The carrying value of goodwill will be reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that the goodwill will not be recoverable, as determined based on anticipated cash flows over the remaining amortization period, the carrying value of the goodwill will be reduced based on the discounted present value of the anticipated cash flows.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

Research and Development Costs
The Company expenses all research and development costs as incurred.

Foreign Currency Translation
The effect of translating the financial statements of PEM International Ltd. & PEM International Singapore Pte. Ltd. is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the average rate for the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements Continued

Fair Values of Financial Instruments
The carrying value of cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amount of long-term debt approximates its fair value because the interest rate is reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

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

Concentrations of Credit Risk
The Company has operations and affiliates in the United States, the United Kingdom, and Singapore. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.

Accounting for Stock Options
The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Note 7 to these consolidated financial statements includes the disclosure and pro forma information required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Net Income Per Share
Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options.

Impact of Recently Issued Accounting Standards
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires entities to record all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of

Notes to Consolidated Financial Statements Continued

hedge transaction. The ineffective portion of all hedges will be recognized in earnings. In June 1999, the FASB voted to defer the implementation date of SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management is currently evaluating the impact of SFAS No. 133 on the earnings and financial position of the Company.

Reclassifications
Certain reclassifications have been made to prior year amounts and balances to conform with the 1999 presentation.

Note 2: Short-term Investments

Held-to-Maturity--The following is a summary of short-term Held-to-Maturity securities:

--------------------------------------------------------------------------------
December 31,                               1999         1998
--------------------------------------------------------------------------------

(Dollars in thousands)
U.S. Treasury securities and securities
  of U.S. Government agencies           $   626     $  2,979
Certificates of deposit                     532           --
Collateral mortgage obligations             756           --
Corporate bonds                           5,624        2,832
Commercial paper                             --        3,980
Asset-backed securities                   1,257           --
                                        --------------------
  Total                                 $ 8,795      $ 9,791
                                        ====================

Available-for-Sale--Unrealized losses were $79,000, net of taxes of $51,000 at December 31, 1999, and were $48,000, net of taxes of $32,000, at December 31, 1998. The following is a summary of the estimated fair value of short-term Available-for-Sale securities:


--------------------------------------------------------------------------------
December 31,                               1999         1998
--------------------------------------------------------------------------------

(Dollars in thousands)
Mutual Common Stock Funds               $   568      $   602
State and Municipal Bond Funds              175          191
                                        --------------------
  Total                                 $   743      $   793
                                        ====================


Note 3: Inventories

Inventories consist of the following:

--------------------------------------------------------------------------------
December 31,                               1999         1998
--------------------------------------------------------------------------------

(Dollars in thousands)
Raw material                            $ 5,472      $ 4,572
Tooling                                   3,529        3,435
Work-in-process                          12,463       10,533
Finished goods                           21,828       13,300
                                        --------------------
  Total                                 $43,292      $31,840
                                        ====================

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1999, 1998, and 1997 would have been $9,562,000, $9,046,000, and $8,704,000 higher. Finished goods inventory at December 31, 1999 includes $10,486,000 held by our recently acquired subsidiary, R.C. Dudek & Company, Inc. (Note 4).

Included in Other Assets is long-term tooling inventory totaling $3,500,000 and $3,200,000 at December 31, 1999 and 1998, respectively.

Notes to Consolidated Financial Statements Continued

Note 4: Acquisitions

On September 30, 1999, the Company acquired all of the outstanding capital stock of R.C. Dudek & Company, Inc. (now Arconix/ USA). The acquisition was accounted for using the purchase method. The purchase price of approximately $38,800,000 consisted of cash, the assumption of certain liabilities, and acquisition related expenses. Of the total amount paid, $3,400,000 has been placed in escrow pending the final determination of the purchase price. The purchase was partly financed with the lines of credit discussed in Note 5. The purchase price has been preliminarily allocated to; accounts receivable-$5,094,000, inventory-$9,607,000, other current assets-$362,000, property-$2,450,000 and goodwill and other intangible assets-$21,287,000. The proforma unaudited results of operations, assuming consummation of the purchase and issuance of the debt as of January 1, 1998, are as follows:

--------------------------------------------------------------------------------
Year Ended December 31,                    1999         1998
--------------------------------------------------------------------------------

(Dollars in thousands except per share amount)
Net sales                              $207,615     $188,325
Net income                               17,338       16,934
Per share data:
  Basic                                $   2.01     $   1.96
  Diluted                                  2.00         1.96

In addition to the above acquisition, the Company acquired MicroAssembly Systems, Inc. on May 28, 1999 and Carson Technologies, Inc. on July 23, 1999. The purchase price of these companies consisted of cash, the assumption of certain liabilities, and acquisition related expenses. Of the total purchase price, $916,000 was allocated to current assets, $957,000 was allocated to property, and $453,000 was allocated to goodwill.

Note 5: Lines of Credit

At December 31, 1999, the Company has two short-term unsecured line of credit facilities available with two banks. The lines of credit bear interest at interest rate options provided in the facilities. The first line of credit facility permits maximum borrowings of $15,000,000, due on demand. At December 31, 1999, $4,000,000, bearing interest at 5.16%, was outstanding on this facility. The availability of funds under this facility is periodically reviewed by the bank. The second line of credit facility permits borrowings of up to $10,000,000 and expires on September 27, 2000 unless extended by the bank. At December 31, 1999, $1,850,000 bearing interest at 6.32%, was outstanding on this facility.

In addition to the above short-term lines of credit, the Company has an unsecured line of credit with a bank that permits borrowings of up to $30,000,000 to finance acquisitions. At December 31, 1999, $15,000,000, bearing interest at 6.97%, was outstanding on this line of credit. The Company has a choice of a three year revolving term for the acquisition line of credit or, on September 27, 2000, the acquisition line of credit can be terminated and transferred to a term loan to be repaid over periods ranging from three to seven years. As such, the line of credit has been classified as long-term debt at December 31, 1999.

The above lines of credit require the Company to comply with certain financial covenants. At December 31, 1999, the Company was in compliance with all financial covenants.

Notes to Consolidated Financial Statements Continued

Note 6: Pension and Profit Sharing Plans

The Company has a defined benefit pension plan covering all eligible employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum pension payment required for federal income tax qualification purposes. At December 31, 1998, the Company made a $2,000,000 contribution to the pension plan for the 1999 Plan year. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

--------------------------------------------------------------------------------
December 31,                               1999         1998
--------------------------------------------------------------------------------
(Dollars in thousands)
Change in benefit obligation:
  Benefit obligation at
    beginning of year                   $35,591      $30,690
  Service cost                            2,599        2,537
  Interest cost                           2,173        2,137
  Actuarial (gain) loss                  (9,963)       1,944
  Benefits paid                            (972)      (1,717)
                                        --------------------
  Benefit obligation at
    end of year                         $29,428      $35,591
                                        ====================

Change in plan assets:
  Fair value of plan assets
    at beginning of year                $28,559      $25,399
  Actual return on assets                 1,489        2,063
  Employer contributions                     --        2,814
  Benefits paid                            (972)      (1,717)
                                        --------------------
  Fair value of plan assets at
    end of year                         $29,076      $28,559
                                        ====================

Funded status                           $  (352)     $(7,032)
Unrecognized actuarial (gain) loss       (5,858)       3,338
Unamortized prior service cost             (181)        (204)
Unrecognized transition asset              (127)        (190)
                                        --------------------
Accrued pension cost                    $(6,518)     $(4,088)
                                        ====================

Net pension costs included the following components:

--------------------------------------------------------------------------------
December 31,                    1999       1998         1997
--------------------------------------------------------------------------------

Service cost                  $2,599     $2,537      $ 2,076
Interest cost                  2,173      2,137        1,857
Expected return on
  plan assets                 (2,256)    (2,042)      (1,699)
Net amortization
  and deferral                   (86)       (86)         (86)
                              ------------------------------
Net periodic pension cost     $2,430     $2,546      $ 2,148
                              ==============================

The weighted-average assumptions used as of December 31 to determine the plans' financial status and pension cost were:

--------------------------------------------------------------------------------
                                            1999       1998
--------------------------------------------------------------------------------
Discount rate                               6.75%      7.00%
Expected return on plan assets              8.00       8.00
Rate of compensation increase               5.25       6.00

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $4,486,000 in 1999, $4,156,000 in 1998, and $4,026,000 in 1997. The Company also provides retirement benefits to all eligible participants at its foreign operations.

Note 7: Stock Options and Stock Purchase Plan

The Company currently has three fixed option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan For Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan For Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options (for shares of the Company's non-voting Common Stock) not to exceed in the aggregate: 500,000 shares for the 1996 Equity Incentive Plan, 100,000 shares for the 1998 Stock Option Plan For Non-Employee Directors, and 1,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans shall vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 1997, December 31, 1998 and December 31, 1999 is as follows:

--------------------------------------------------------------------------------
                                            Weighted-Average
                                  Options     Exercise price
--------------------------------------------------------------------------------

Outstanding-December 31, 1996     126,220             $18.38
Granted                           141,410             $25.63
Canceled                            1,140             $18.38
                                  --------------------------
Outstanding-December 31, 1997     266,490             $22.22
Granted                           157,680             $22.00
Exercised                          10,835             $18.38
Canceled                            5,980             $22.16
                                  --------------------------
Outstanding-December 31, 1998     407,355             $22.28
Granted                           219,054             $25.38
Exercised                           2,715             $19.77
Canceled                           15,801             $22.24
                                  --------------------------
Outstanding-December 31, 1999     607,893             $23.43

Exercisable at December 31, 1999  209,130             $21.62

Weighted-average fair value of
  options granted during 1999      $ 8.60

Weighted-average remaining
  life of options outstanding at
  December 31, 1999            7.98 years

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1,1996 and has a term of ten years with twenty semi-annual subscription periods. During its term the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis, through payroll deductions not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 150,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $ 48,140 in employee withholdings at the beginning of the year and had employee withholdings of $113,322 for the current subscription period at December 31,1999. The Plan has issued to employees 66,529 shares as of December 31,1999. The Company utilized the same valuation assumptions in this plan as it had in the stock option plan.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. SFAS No. 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 1999, 1998, and 1997 grants had the following common assumptions: expected life of 6 years and volatility of 30%. The 1999, 1998, and 1997 grants assumed a risk free interest rate of 6.28%, 5.78%, and 5.75% respectively and a dividend yield of 2.00%, 2.25% and 2.25%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows: as of December 31, 1999 an $1,179,000 reduction of net income, or $0.14 per share, as of December 31, 1998, an $823,000 reduction of net income, or $0.09 per share, and as of December 31,1997, a $392,000 reduction of net income, or $0.04 per share.

Note 8: Financial Instruments and Risk Management

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

Total foreign currency transaction gains (losses) of $(664,000), $180,000, and $373,000 were recorded in other income (expense) in 1999, 1998, and 1997, respectively.

Forward contracts outstanding at December 31, 1999 mature during 2000 and 2001, and require the Company to exchange foreign currency for U.S. dollars at maturity. At December 31, 1999, the Company had foreign exchange forward contracts with a face value of $7,500,000. Had the Company liquidated these contracts at December 31, 1999, it would have received $7,600,000, resulting in a net gain of $100,000. At December 31, 1998, the Company had foreign exchange forward contracts with a face value of $17,900,000. Had the Company liquidated these contracts at December 31, 1998, it would have received $18,080,000, resulting in a net gain of $180,000.

Foreign exchange option contracts outstanding at December 31, 1999 can be exercised by the Company during 2000 and 2001 to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange option contracts of $13,800,000 and $3,400,000 outstanding at December 31, 1999 and 1998, respectively, with a fair market value which approximated cost. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

Note 9: Income Taxes

The income tax provision consists of the following:

--------------------------------------------------------------------------------
December 31,                                  1999       1998         1997
--------------------------------------------------------------------------------
(Dollars in thousands)
Current:
  Federal                                    $7,703      $6,688       $6,058
  State                                         726         685          565
                                             -------------------------------
    Total current tax provision               8,429       7,373        6,623
                                             -------------------------------
Deferred:
  Federal                                       162         232        1,617
  State                                          19          15          185
                                             -------------------------------
    Total deferred tax provision                181         247        1,802
                                             -------------------------------
Total income tax provision                   $8,610      $7,620       $8,425
                                             ===============================

The significant components of the Company's net deferred tax assets and liabilities are as follows :
--------------------------------------------------------------------------------
December 31,                                 1999         1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Accrued pension                            $2,544      $2,376
  Allowance for doubtful accounts               247         215
  Other                                         497         285
                                             ------------------
    Total deferred tax asset                  3,288       2,876
                                             ------------------
Deferred tax liabilities:

  Property                                    7,552       6,895
  Inventories                                   458         520
  Other                                         180         182
                                             ------------------
    Total deferred tax liability              8,190       7,597
                                             ------------------
Net deferred tax liability                   $4,902      $4,721
                                             ==================

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

--------------------------------------------------------------------------------
December 31,                                  1999        1998         1997
--------------------------------------------------------------------------------
Federal income tax provision
  at statutory rate                          $8,995      $8,470       $8,024
State income taxes, after
  deducting federal
  income tax benefit                            484        455          488
Foreign sales corporation
  tax benefits                                 (650)    (1,132)          --
Other                                          (219)      (173)         (87)
                                             -------------------------------
Provision for income taxes                   $8,610      $7,620       $8,425
                                             ===============================

Note 10: Accumulated Other Comprehensive Income (loss)

The components of other comprehensive income (loss) are as follows:

--------------------------------------------------------------------------------
                                                     Unrealized
                                                     Losses on
                                           Currency  Available-
                                        Translation    for-Sale
                                        Adjustments  Securities        Total
--------------------------------------------------------------------------------

(Dollars in thousands)

Balance at December 31, 1997                $(1,355)       $(64)     $(1,419)
Currency translation
  adjustments                                   437                      437
Unrealized gains on
  available-for-sale securities                              26           26
Deferred taxes relating to
  unrealized gains on
  available-for-sale securities                             (10)         (10)
                                            ---------------------------------
Balance at December 31, 1998                   (918)        (48)        (966)
Currency translation
  adjustments                                  (168)                    (168)
Unrealized losses on
  available-for-sale securities                             (50)         (50)
Deferred taxes relating to
  unrealized losses on
  available-for-sale securities                              19           19
                                            ---------------------------------
Balance at December 31, 1999                $(1,086)       $(79)     $(1,165)
                                            =================================

Note 11: Commitments & Contingencies

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 1999, having initial or remaining terms of more than one year are $1,079,000 for 2000, $913,000 for 2001, $516,000 for 2002, and $154,000 for 2003.

Rental and operating lease expenses charged against earnings were $866,000, $697,000, and $671,000 in 1999, 1998, and 1997 respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

Note 12: Financial Reporting For Segments of the Company

The Company operates in two business segments, fasteners and motors. Operating profit is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $25,354,000, $22,885,000, and $19,827,000 for the years ended
December 31,1999, 1998, and 1997 respectively (approximately 13%, 13%, and 12% of consolidated net sales in 1999, 1998, and 1997, respectively).

Information about the operations of the Company in different business segments are as follows:

--------------------------------------------------------------------------------
Year Ended December 31, 1999
--------------------------------------------------------------------------------
(Dollars in thousands)
                                          Fasteners     Motors  Consolidated
                                          --------------------------------------
Net sales                                  $162,946     $35,128     $198,074
                                           ---------------------------------
Operating profit                             21,771       2,989       24,760
Other income & expense                                                   940
                                                                    --------
Income before income taxes                                          $ 25,700
                                           ---------------------------------
Identifiable assets                        $174,828     $16,033     $190,861
Corporate assets                                                      10,683
                                                                    --------
Total assets at December 31, 1999                                   $201,544
                                                                    ========
Depreciation and amortization              $  8,257      $  644     $  8,901
Capital expenditures                         11,060         393       11,453


--------------------------------------------------------------------------------
Year Ended December 31, 1998
--------------------------------------------------------------------------------
                                          Fasteners      Motors Consolidated
                                         ---------------------------------------
Net sales                                  $146,931     $32,756     $179,687
                                           ---------------------------------
Operating profit                             19,696       2,723       22,419
Other income                                                           1,781
                                                                    --------
Income before income taxes                                          $ 24,200
                                                                    --------
Identifiable assets                        $138,069     $14,370     $152,439
Corporate assets                                                      11,729
                                                                    --------
Total assets at December 31, 1998                                   $164,168
                                                                    ========
Depreciation                               $  7,434     $   631     $  8,064
Capital expenditures                          7,605         710        8,315

--------------------------------------------------------------------------------
Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                          Fasteners      Motors Consolidated
                                          --------------------------------------
Net sales                                  $135,841     $31,861     $167,702
                                           ---------------------------------
Operating profit                             18,884       2,804       21,688
Other income                                                           1,238
                                                                    --------
Income before income taxes                                          $ 22,926
                                                                    ========
Identifiable assets                        $123,426     $15,576     $139,002
Corporate assets                                                      11,990
                                                                    --------
Total assets at December 31, 1997                                   $150,992
                                                                    ========
Depreciation                               $  5,973     $   597     $  6,570
Capital expenditures                         18,820         414       19,234

The Company has operations in the United States, the United Kingdom, and Singapore. Information about the operations of the Company in different geographic segments are as follows:


                                                   United States Operations                               PEM
                                         ---------------------------------------------        PEM    International
                                           North                 Asia-Pacific            International  Singapore      Total
                                          America      Europe       & Other     Total        Ltd.       Pte. Ltd.  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Sales                            1999    $143,882     $ 2,627      $1,939     $148,448      $36,451     $13,175      $198,074
                                 1998     131,311       2,206       1,861      135,378       34,180      10,129       179,687
                                 1997     127,490       2,362       1,413      131,265       29,309       7,128       167,702
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets              1999                                         $175,211      $17,544     $ 8,789      $201,544
                                 1998                                          132,854       18,161      13,153       164,168
                                 1997                                          126,153       16,068       8,771       150,992

Report of Independent Auditors

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                          /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
January 26, 2000