Form 10-K405, Exhibit 13
period 2000-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 2001-03-27
CIK 77106

EXHIBIT 13
                                                                      ----------

ANNUAL REPORT TO STOCKHOLDERS

                          SELECTED FINANCIAL DATA (Dollars in thousands except share and per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                         2000(1)         1999          1998         1997              1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $264,563       $198,074       $179,687       $167,702       $160,323
Cost of products sold                                            171,100        135,521        124,468        115,374        111,027
Provision for income taxes                                        13,175          8,610          7,620          8,425          8,264
Net income                                                        27,464         17,090         16,580         14,501         13,858
Capital expenditures                                              13,174         11,453          8,315         19,234         25,266
Depreciation and amortization                                     10,518          8,901          8,064          6,570          5,343
Total assets                                                     209,996        201,544        164,168        150,992        138,538
Long term debt                                                      --           15,000           --             --             --
Stockholders' equity                                             176,288        152,880        142,052        128,919        121,137
Working capital                                                 $ 78,536       $ 74,490       $ 73,657       $ 60,411       $ 64,233

Number of employees (at year end)                                  1,657          1,489          1,423          1,368          1,330
Number of stockholders of record (at year end)
  PNN                                                                487            525            572            618            648
  PNNA                                                               373            407            446            480            520
Average number of common shares
  outstanding used to compute
  per share information (in thousands)
     Basic                                                         8,576          8,638          8,633          8,664          7,748
     Diluted                                                       8,712          8,653          8,659          8,683          7,748

Per share information:
  Net income-basic                                              $   3.20       $   1.98       $   1.92       $   1.67       $   1.79
  Net income-diluted                                                3.15           1.97           1.91           1.67           1.79
  Stockholders' equity                                             20.56          17.70          16.45          14.88          15.63
  Dividends                                                          .52            .48            .45            .42            .37


(1) Reflects the full year results of R.C. Dudek & Company, Inc. (now Arconix/USA) which was acquired by the Company on September 30, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

DECEMBER 31, 2000

OVERVIEW

The Company's operations consist of two business segments: the manufacture and sale of PEM(R) brand fasteners, including PEMSERTER(R) fastener insertion machines, and Pittman(R) motors. Fasteners, which accounted for 83.7% of the Company's consolidated net sales in 2000 compared to 82.3% in 1999 and 81.8% in 1998, are marketed through three Company owned distributors and a worldwide network of independent distributors. In 2000, sales to the computer market accounted for 22% of total fastener sales, sales to the telecommunications and datacommunications market accounted for 29% of total fastener sales, sales to the automotive market accounted for 9% of total fastener sales, and the remaining balance was distributed among other markets. Motors accounted for approximately 16.3% of the Company's consolidated net sales in 2000 compared to 17.7% in 1999 and 18.2% in 1998, and are marketed in North America and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, medical equipment, and industrial equipment.

The Company's motor segment consists of brush-commutated motors and longer lasting brushless motors.

Fastener units shipped from the Company's manufacturing facilities to Company owned and independent distributors, increased 23.4% from 2.44 billion in 1999, to 3.01 billion in 2000 after having increased 11.4% in 1999 from 2.19 billion in 1998. The increase in 2000 was a result of continued strong demand throughout the Americas and Europe especially in the area of wireless communication devices. The increase in 1999 was a result of a strong global economy as well as increased business opportunities in the North American region.

In 2000, 1999, and 1998, sales to domestic customers accounted for 75.2%, 69.4%, and 70.0%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 24.8%, 30.6%, and 30.0% respectively, of the Company's consolidated net sales. The Company's domestic sales increased in 2000 due mainly to the acquisition of R.C. Dudek & Company, Inc. in the 4th quarter of 1999 which allowed us to expand our markets on the West Coast with the addition of new product lines.

RESULTS OF OPERATIONS

The following tables sets forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales.

------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                     2000                         1999                         1998
------------------------------------------------------------------------------------------------------------------------------------

(Dollars in Thousands)

NET SALES
Fasteners                                         $221,323           83.7%      $162,946           82.3%      $146,931         81.8%
Motors                                              43,240           16.3         35,128           17.7         32,756         18.2
------------------------------------------------------------------------------------------------------------------------------------
Total                                             $264,563          100.0%      $198,074          100.0%      $179,687        100.0%
------------------------------------------------------------------------------------------------------------------------------------
Domestic                                          $198,966           75.2%      $137,510           69.4%      $125,777         70.0%
Foreign                                             65,597           24.8         60,564           30.6         53,910         30.0
------------------------------------------------------------------------------------------------------------------------------------
Total                                             $264,563          100.0%      $198,074          100.0%      $179,687        100.0%
====================================================================================================================================

GROSS PROFIT BY SEGMENT
Fasteners                                         $ 80,153           36.2%      $ 53,070           32.6%      $ 46,860         31.9%
Motors                                              13,310           30.8          9,483           27.0          8,359         25.5
TOTAL COMPANY
Gross Profit                                      $ 93,463           35.3%      $ 62,553           31.6%      $ 55,219         30.7%
Selling, general
  & administrative expenses                         51,900           19.6         37,793           19.1         32,800         18.2
Operating profit                                    41,563           15.7         24,760           12.5         22,419         12.5
Net income                                          27,464           10.4         17,090            8.6         16,580          9.2


YEAR ENDED DECEMBER 31, 2000 VS. YEAR ENDED DECEMBER 31, 1999

Consolidated net sales for 2000 were $264.6 million, versus $198.1 million in 1999, a 33.6% increase. Approximately $20.3 million, or 30.5% of this increase, was the result of the acquisition of R.C. Dudek & Company, Inc (now Arconix/USA) on September 30, 1999. The remainder of the increase was due to the growth in the telecommunications markets in all regions of the world. Sales to customers outside the United States for 2000 increased 8.3% to $65.6 million, from $60.6 million in 1999. Net sales for the fastener operation for 2000 were $221.3 million, versus $162.9 million in 1999, a 35.9% increase. Motor sales in 2000 increased 23.1% to $43.2 million from $35.1 million in 1999.

Fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 24.4% from 1999 to 2000. Fasteners sold within North America, approximately 73.4% of total fasteners sold in 2000, increased 33.8% from 1999 to 2000 mainly due to very strong demand for all types of wireless communication devices. Fasteners sold into Europe, approximately 20.9% of total fasteners sold in 2000, increased 8.1% from 1999 to 2000. The European economy remains strong despite currency pressures. Fasteners sold into the Asia-Pacific market, approximately 5.7% of total fasteners sold in 2000, decreased 8.1% from 1999 to 2000. Shipments into this region fluctuate as global fabricators shift their production to take advantage of lower costs and currency fluctuations.

The average selling price of motors increased approximately 7.4% to $43.61 per motor in 2000 from $40.60 per motor in 1999. The number of motors sold increased approximately 14.6% to 991,566 in 2000 from 865,245 in 1999. Increased demand from the data storage and semiconductor equipment manufacturers contributed to this increase.

Consolidated gross profit was $93.5 million in 2000, versus $62.6 million in 1999, a 49.4% increase. The consolidated gross profit percentage increased 3.7% in 2000 to 35.3% primarily as a result of the acquisition of R.C. Dudek & Company, Inc. Fastener gross profit increased 51.0% to $80.2 million in 2000 from $53.1 million in 1999 and motor gross profit increased 40.0% to $13.3 million in 2000 from $9.5 million in 1999. Both segments benefited from increased sales, cost containment, and productivity improvements.

Consolidated selling, general, and administrative expenses ("SG&A") for 2000 were $51.9 million, versus $37.8 million for 1999, a 37.3% increase. The additional SG&A of R.C. Dudek & Company, Inc. and Atlas Engineering, Inc. contributed to 24.8% of this increase. Also contributing, were increased commission expense due to greater sales volume in North America, as well as increased information services expenses and legal and professional fees.

Consolidated net income for 2000 was $27.5 million, versus $17.1 million for 1999. In 2000, the Company incurred $1.9 million of interest and goodwill expenses versus $480,000 in 1999 as a result of its recent acquisition.

YEAR ENDED DECEMBER 31, 1999 VS. YEAR ENDED DECEMBER 31, 1998

Consolidated net sales for 1999 were $198.1 million, versus $179.7 million in 1998, a 10.2% increase. Approximately $3.3 million, or 17.9% of this increase, was the result of the acquisitions of MicroAssembly Systems, Inc. on May 28, 1999 and R.C. Dudek & Company, Inc. on September 30, 1999. The remainder of the increase was due to the continued strength of the electronics and telecommunications markets in all regions of the world. Sales to customers outside the United States for 1999 increased 12.4% to $60.6 million, from $53.9 million in 1998. Net sales for the fastener operation for 1999 were $162.9 million, versus $146.9 million in 1998, a 10.9% increase. Motor sales in 1999 increased 7.0% to $35.1 million from $32.8 million in 1998.

Fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 11.8% from 1998 to 1999. Fasteners sold within North America, approximately 68.5% of total fasteners sold in 1999, increased 11.4% from 1998 to 1999 mainly due to new business opportunities in the second half of the year as well as the appointment of a new distributor in Southeastern United States. Fasteners sold into Europe, approximately 23.9% of total fasteners sold in 1999, increased 9.0% from 1998 to 1999. While the rate of growth has slowed from prior years due to currency exchange factors, there is still strong growth in the electronics and automotive markets. Fasteners sold into the Asia-Pacific market, approximately 7.6% of total fasteners sold in 1999, increased 26.8% from 1998 to 1999. Much of this growth was due to new business, especially in the personal computer and telecommunications markets.

The average selling price of motors decreased approximately 3.7% to $40.60 per motor in 1999 from $42.16 per motor in 1998. This was due to a shift in sales toward lower priced brush motors. The number of motors sold increased approximately 11.4% to 865,245 in 1999 from 776,952 in 1998.

Consolidated gross profit was $62.6 million in 1999, versus $55.2 million in 1998, a 13.4% increase. Fastener gross profit increased 13.2% to $53.1 million in 1999 from $46.9 million in 1998 as a result of lower fixed costs per unit due to cost reduction projects and increased sales volume. Motor gross profit increased 13.1% to $9.5 million in 1999 from $8.4 million in 1998.

SG&A expenses for 1999 were $37.8 million, versus $32.8 million for 1998, a 15.2% increase. Additional expenses were incurred in 1999 due to increased technology related expenditures including Year 2000 related expenses, goodwill and start-up costs related to acquisition efforts, and other outside professional service expenses.

Consolidated net income for 1999 was $17.1 million, versus $16.6 million for 1998. In 1999, the Company incurred $480,000 of interest and goodwill expenses due to acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $30.0 million for the year ended December 31, 2000. Funds from operations were sufficient to pay dividends, repay long-term debt, and for capital expenditures other than acquisitions which were partially funded through short-term borrowings. Capital expenditures totaled $13.2 million during 2000 and included approximately $2.3 million for a 75,000 square foot building for Atlas Engineering, Inc. in Kent, Ohio to replace the current leased facility. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.


SELECTED QUARTERLY FINANCIAL DATA
(Unaudited, dollars in thousands except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
2000 QUARTERS ENDED
------------------------------------------------------------------------------------------------------------------------------------

                                                   Mar. 31           June 30          Sept. 30           Dec. 31          Total Year
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $    65,137       $    64,651       $    66,551       $    68,224       $   264,563
Gross profit                                          21,077            22,513            24,119            25,754            93,463
Net income                                             5,645             6,231             7,478             8,110            27,464
Net income per share-basic                               .66               .73               .87               .94              3.20
Net income per share-diluted                             .66               .72               .85               .92              3.15
Dividends declared per share                             .12               .12               .14               .14               .52
------------------------------------------------------------------------------------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                                                 24.88             37.88             36.13             39.13             39.13
  Low                                                  21.75             23.44             31.06             29.25             21.75
Class A Common Stock (PNNA)
  High                                                 21.62             33.94             31.88             34.31             34.31
  Low                                                  20.12             21.50             28.12             28.38             20.12

------------------------------------------------------------------------------------------------------------------------------------
1999 QUARTERS ENDED
------------------------------------------------------------------------------------------------------------------------------------

                                                   Mar. 31           June 30          Sept. 30           Dec. 31          Total Year
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $    46,000       $    47,037       $    48,378       $    56,659       $   198,074
Gross profit                                          14,488            14,969            15,556            17,540            62,553
Net income                                             4,056             4,265             4,469             4,300            17,090
Net income per share-basic                               .47               .49               .52               .50              1.98
Net income per share-diluted                             .47               .49               .51               .50              1.97
Dividends declared per share                             .12               .12               .12               .12               .48
------------------------------------------------------------------------------------------------------------------------------------
Market prices per share:
Common Stock (PNN)
  High                                                 23.25             23.00             25.12             25.88             25.88
  Low                                                  17.75             17.63             21.31             22.88             17.63
Class A Common Stock (PNNA)
  High                                                 20.50             20.38             22.00             22.88             22.88
  Low                                                  18.00             17.50             20.75             21.12             17.50


The common stock and Class A common stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange.

Symbols: PNN & PNNA.

LINES OF BUSINESS

The manufacture and sale of fasteners and motors are the Company's only lines of business. Certain information on percent of net sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                        2000                   1999                    1998
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
   Fasteners                                                                     84%                     82%                     82%
   Motors                                                                        16                      18                      18
Operating Profit
   Fasteners                                                                     87                      88                      88
   Motors                                                                        13                      12                      12

                                         CONSOLIDATED BALANCE SHEETS (Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                                              2000                1999
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash and cash equivalents                                                                              $   3,550        $   4,231
  Short-term investments                                                                                     3,064            9,538
  Accounts receivable (less allowance for doubtful accounts-2000, $1,050; 1999, $800)                       43,039           37,622
  Inventories                                                                                               46,847           43,292
  Other current assets                                                                                       5,139            2,051
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                                  101,639           96,734
------------------------------------------------------------------------------------------------------------------------------------
PROPERTY-At cost:
  Land and improvements                                                                                      6,241            6,198
  Buildings and improvements                                                                                38,682           35,637
  Machinery and equipment                                                                                  108,888           98,757
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                                 153,811          140,592
  Less accumulated depreciation                                                                             69,524           60,742
------------------------------------------------------------------------------------------------------------------------------------
     Total property-net                                                                                     84,287           79,850
------------------------------------------------------------------------------------------------------------------------------------
GOODWILL, NET                                                                                               20,570           21,460
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                                                 3,500            3,500
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                               $ 209,996        $ 201,544
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
------------------------------------------------------------------------------------------------------------------------------------
  Accounts payable                                                                                       $  10,612        $   9,622
  Lines of credit                                                                                            2,783            5,850
  Accrued expenses:
     Pension and profit sharing                                                                              3,106              984
     Payroll and commissions                                                                                 4,712            3,613
     Other                                                                                                   1,890            2,175
------------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                              23,103           22,244
------------------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION COST                                                                                         5,965            6,518
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                                        4,640            4,902
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                                --             15,000
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock-authorized 20,000,000 shares of $.01 par value each;
     Issued 7,277,439 shares in 2000 and 7,246,143 shares in 1999                                               73               72
  Class A common stock-authorized 3,000,000 shares of $.01 par value each;
     Issued 1,772,025 shares in 2000 and 1999                                                                   18               18
  Additional paid-in capital                                                                                37,736           37,056
  Retained earnings                                                                                        145,339          122,335
  Accumulated other comprehensive loss                                                                      (1,442)          (1,165)
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                                                 181,724          158,316
------------------------------------------------------------------------------------------------------------------------------------
  Less cost of treasury stock-456,831 shares in 2000 and 1999                                                5,436            5,436
------------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                            176,288          152,880
------------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                               $ 209,996        $ 201,544
====================================================================================================================================

        See the accompanying notes to consolidated financial statements.


                    STATEMENTS OF CONSOLIDATED INCOME (Dollars in thousands except share and per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                      2000                   1999                    1998
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                $   264,563             $   198,074             $   179,687
COST OF PRODUCTS SOLD                                                        171,100                 135,521                 124,468
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                  93,463                  62,553                  55,219
SELLING EXPENSES                                                              28,329                  20,467                  18,414
GENERAL AND ADMINISTRATIVE EXPENSES                                           23,571                  17,326                  14,386
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                              41,563                  24,760                  22,419
------------------------------------------------------------------------------------------------------------------------------------
OTHER (EXPENSE) INCOME:
  Interest income                                                                535                   1,335                   1,446
  Interest expense                                                              (745)                   (201)                   --
  Other, net                                                                    (714)                   (194)                    335
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER (EXPENSE) INCOME                                                    (924)                    940                   1,781
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                    40,639                  25,700                  24,200
PROVISION FOR INCOME TAXES                                                    13,175                   8,610                   7,620
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               $    27,464             $    17,090             $    16,580
====================================================================================================================================
NET INCOME PER SHARE BASIC                                               $      3.20             $      1.98             $      1.92
WEIGHTED AVERAGE SHARES OUTSTANDING                                        8,575,841               8,638,120               8,632,739
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE DILUTED                                             $      3.15             $      1.97             $      1.91
WEIGHTED AVERAGE SHARES OUTSTANDING                                        8,575,841               8,638,120               8,632,739
NET EFFECT OF DILUTIVE SECURITIES                                            136,113                  15,243                  26,359
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHARES OUTSTANDING USED IN
  COMPUTING DILUTED EARNINGS PER SHARE                                     8,711,954               8,653,363               8,659,098
====================================================================================================================================

        See the accompanying notes to consolidated financial statements.


STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY (Dollars in thousands)

                                                                                                        Accumulated
                                                      Class A      Additional                           Other          Total
                                            Common    Common       Paid-in     Treasury     Retained    Comprehensive  Stockholders'
                                            Stock     Stock        Capital     Stock        Earnings    Income (Loss)  Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                $  72     $  18        $ 35,878    $ (2,318)    $ 96,688    $ (1,419)      $128,919

  Net income for 1998                                                                         16,580                     16,580
  Decrease in unrealized investment
     loss reserve                                                                                             16            16

  Foreign currency translation adjustment                                                                    437           437
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income-total                                                                                             17,033
------------------------------------------------------------------------------------------------------------------------------------
  Cash dividends declared-$.45 per share                                                      (3,884)                    (3,884)
  Stock issued under employee stock
     purchase plan and stock option plan                                652                                                 652
  Purchase of treasury stock                                                       (668)                                   (668)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                $  72     $  18        $ 36,530    $ (2,986)    $109,384    $   (966)      $142,052

  Net income for 1999                                                                         17,090                     17,090
  Increase in unrealized investment
     loss reserve                                                                                            (31)           (31)
  Foreign currency translation adjustment                                                                   (168)          (168)
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income-total                                                                                             16,891
------------------------------------------------------------------------------------------------------------------------------------
  Cash dividends declared-$.48 per share                                                      (4,139)                    (4,139)
  Stock issued under employee stock
     purchase plan and stock option plan                                526                                                 526
  Purchase of treasury stock                                                     (2,450)                                 (2,450)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                $  72     $  18        $ 37,056    $ (5,436)    $122,335    $ (1,165)      $152,880

  Net income for 2000                                                                         27,464                     27,464
  Increase in unrealized investment
     loss reserve                                                                                            (14)           (14)
  Foreign currency translation adjustment                                                                   (263)          (263)
------------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income-total                                                                                             27,187
------------------------------------------------------------------------------------------------------------------------------------
  Cash dividends declared-$.52 per share                                                      (4,460)                    (4,460)
  Stock issued under employee stock
     purchase plan and stock option plan        1                       680                                                 681
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                $  73     $  18        $ 37,736    $ (5,436)    $145,339    $ (1,442)      $176,288
====================================================================================================================================

        See the accompanying notes to consolidated financial statements.

          STATEMENTS OF CONSOLIDATED CASH FLOWS (Dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                     2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                               $ 27,464        $ 17,090        $ 16,580
  Adjustments to reconcile net income to net
     cash provided by operating activities:
         Depreciation                                                                         9,407           8,622           8,064
         Amortization                                                                         1,111             279            --
         Increase in deferred income taxes                                                      148             181             247
         Loss (gain) on disposal of property                                                     79             (67)            (51)
         Loss on disposal of investments                                                       --                59               4
     Changes in assets and liabilities, net of effects of acquisition:
         (Increase) in accounts receivable                                                   (4,856)         (3,341)         (1,309)
         (Increase) in inventories                                                           (3,424)         (1,305)         (4,900)
         (Increase) decrease in other current assets                                         (3,096)            814            (331)
         Increase in other assets                                                              --              (300)            (28)
         Increase (decrease) in accounts payable                                                719           1,059            (380)
         Increase (decrease) in accrued expenses                                              3,040          (1,307)            402
         (Decrease) increase in accrued pension costs                                          (553)          2,430            (242)
-----------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                        30,039          24,214          18,056
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions                                                                        (13,174)        (11,453)         (8,315)
  Acquisitions of businesses (net of cash acquired)                                          (1,791)        (37,786)           --
  Additions to held-to-maturity investments                                                    --           (15,046)        (25,999)
  Proceeds from disposal of available-for-sale investments                                     --              --               101
  Proceeds from disposal of held-to-maturity investments                                      6,474          15,983          25,608
  Proceeds from disposal of property                                                            206             417             226
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                   (8,285)        (47,885)         (8,379)
------------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term debt (repayments) borrowings                                                (3,067)          5,850            --
  Long-term debt (repayments) borrowings                                                    (15,653)         15,000            --
  Issuance of common stock                                                                      681             526             652
  Dividends paid                                                                             (4,460)         (4,139)         (3,884)
  Acquisition of treasury stock                                                                --            (2,450)           (668)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities                                    (22,499)         14,787          (3,900)
------------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                                                        64              12             500
------------------------------------------------------------------------------------------------------------------------------------
  Net (decrease) increase in cash and cash equivalents                                         (681)         (8,872)          6,277
  Cash and cash equivalents at beginning of year                                              4,231          13,103           6,826
-----------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                 $  3,550        $  4,231        $ 13,103
====================================================================================================================================
 SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for:
     Income taxes                                                                          $ 14,086        $  8,536        $  6,952
     Interest                                                                              $    745        $    201            --

        See the accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             For the years ended December 31, 2000, 1999, and 1998

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries, PEM International Ltd., PEM International Singapore Pte. Ltd., PEM Industries, Inc., Arconix Group, Inc., and Atlas Engineering, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

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

INVENTORIES
The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 59% and 45% of total inventories at December 31, 2000 and 1999, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

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

GOODWILL
The excess of purchase price over fair value of net assets of acquired businesses is recorded as an asset and amortized using the straight-line method over 20 years. Accumulated amortization was $1,374,000 and $279,000 at December 31, 2000 and 1999, respectively. The carrying value of goodwill will be reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that the goodwill will not be recoverable, as determined based on anticipated cash flows over the remaining amortization period, the carrying value of the goodwill will be reduced based on the discounted present value of the anticipated cash flows.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

RESEARCH AND DEVELOPMENT COSTS
The Company expenses all research and development costs as incurred.

FOREIGN CURRENCY TRANSLATION
The effect of translating the financial statements of Arconix/Singapore and PEM International Singapore Pte. Ltd. is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS
At December 31, 2000, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and lines of credit. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include both held-to-maturity securities and available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the lines of credit approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

CAPITAL STOCK
The Company's capital stock consists of $.01 par value Common Stock and $.01 par value Class A Common Stock. Holders of Class A Common Stock have one vote per share, while holders of Common Stock have no votes. All other rights of the Common Stock and Class A Common Stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distributions upon liquidation, are the same.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
On January 1, 2001, the Company will adopt Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and hedging activities. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument will be recognized currently in income along with changes in the fair value of the firmly committed sale. For foreign currency cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments will be reported in other comprehensive income. The gains and losses on these derivatives that are reported in other comprehensive income will be reclassified as earnings or losses in the periods in which the forecasted sales occur.
The ineffective portion, if any, of all hedges will be recognized in the current period. Given the nature of the Company's current hedging strategy, management does not expect SFAS No. 133 to have a material impact on the consolidated financial statements.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts and balances to conform with the 2000 presentation.

NOTE 2: SHORT-TERM INVESTMENTS

Held-to-Maturity--The following is a summary of short-term held-to-maturity securities:

--------------------------------------------------------------------------------
DECEMBER 31,                                                 2000          1999
--------------------------------------------------------------------------------

(Dollars in thousands)

U.S. Treasury securities
   and securities of U.S.
   Government agencies                                     $   52         $  626
Certificates of deposit                                        10            532
Collateralized mortgage obligations                           331            756
Corporate bonds                                             1,734          5,624
Asset-backed securities                                       217          1,257
--------------------------------------------------------------------------------
Total                                                      $2,344         $8,795
================================================================================

Available-for-Sale--Unrealized losses were $93,000, net of taxes of $60,000 at December 31, 2000, and were $79,000, net of taxes of $51,000 at December 31, 1999. The following is a summary of the estimated fair value of short-term available-for-sale securities:


--------------------------------------------------------------------------------
December 31,                                                 2000           1999
--------------------------------------------------------------------------------

(Dollars in thousands)

Common Stock Mutual Funds                                    $535           $568
State and Municipal Bond Funds                                185            175
--------------------------------------------------------------------------------
Total                                                        $720           $743
================================================================================

NOTE 3: INVENTORIES

Inventories consist of the following:

--------------------------------------------------------------------------------
DECEMBER 31,                                                      2000      1999
--------------------------------------------------------------------------------

(Dollars in thousands)

Raw material                                                   $ 6,157   $ 5,472
Tooling                                                          4,145     3,529
Work-in-process                                                 12,828    12,463
Finished goods                                                  23,717    21,828
--------------------------------------------------------------------------------
Total                                                          $46,847   $43,292
================================================================================

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 2000, and 1999 would have been $10,322,000 and $9,562,000 higher, respectively.

Other Assets consist of long-term tooling inventory totaling $3,500,000 at December 31, 2000 and 1999, respectively.

NOTE 4: ACQUISITIONS

On April 10, 2000, the Company acquired all of the issued and outstanding capital stock of Atlas Engineering, Inc. The acquisition was accounted for using the purchase method. The purchase price of approximately $4.0 million consisted of cash, the assumption of certain liabilities, and acquisition related expenses. The results of the operations of Atlas Engineering, Inc. have been included in the accompanying consolidated statement of income since the acquisition date. The purchase price was allocated to; accounts receivable- $671,000, inventory-$322,000, other current assets-$29,000, property-$985,000 and goodwill-$1,965,000.

On September 30, 1999, the Company acquired all of the outstanding capital stock of R.C. Dudek & Company., Inc. (now Arconix/USA). The acquisition was accounted for using the purchase method. The purchase price of approximately $37,600,000 consisted of cash, the assumption of certain liabilities, and acquisition related expenses. The purchase price reflects the refunding of approximately $1,200,000 in 2000 from the sellers upon determination of the final purchase price. The purchase was partly financed with the lines of credit discussed in
Note 5. The purchase price has been allocated to; accounts receivable- $5,094,000, inventory-$9,607,000, other current assets-$362,000, property- $2,450,000, deferred tax asset-$532,000, and goodwill-$19,527,000. The proforma unaudited results of the Company's operations, assuming consummation of the purchase and issuance of the debt as of January 1, 1998, are as follows:


--------------------------------------------------------------------------------
December 31,                                                  1999          1998
--------------------------------------------------------------------------------

(Dollars in thousands except per share amounts)

Net sales                                              $   207,615   $   188,325
Net income                                                  17,338        16,934
Per share data:
  Basic earnings                                       $      2.01   $      1.96
  Diluted earnings                                     $      2.00   $      1.96

In addition to the above acquisitions, the Company acquired MicroAssembly Systems, Inc. on May 28, 1999 and Carson Technologies, Inc. on July 23, 1999. The purchase price of these companies consisted of cash, the assumption of certain liabilities, and acquisition related expenses. Of the total purchase price, $916,000 was allocated to current assets, $957,000 was allocated to property, and $452,000 was allocated to goodwill.

NOTE 5: LINES OF CREDIT

At December 31, 2000, the Company has two short-term unsecured line of credit facilities available with two banks. The lines of credit bear interest at interest rate options provided in the facilities. The first line of credit facility permits maximum borrowings of $15,000,000, due on demand. At December 31, 2000, $2,783,000, bearing interest at 7.06%, was outstanding on this facility. The second line of credit facility permits borrowings of up to $10,000,000. At December 31, 2000, there was no outstanding amount on this facility. In addition to the above short-term lines of credit, the Company has an unsecured line of credit with a bank that permits borrowings of up to $30,000,000 to finance acquisitions. At December 31, 2000, there was no outstanding amount on this line of credit. The availability of funds under these facilities is annually reviewed by the banks.

The above lines of credit require the Company to comply with certain financial covenants. At December 31, 2000, the Company was in compliance with all financial covenants.

NOTE 6: PENSION AND PROFIT SHARING PLANS

The Company has a defined benefit pension plan covering all eligible employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum amount required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:


-------------------------------------------------------------------------------
December 31,                                              2000             1999
-------------------------------------------------------------------------------

(Dollars in thousands)

Change in benefit obligation:
  Benefit obligation at
    beginning of year                                 $ 29,428         $ 35,591
  Service cost                                           2,249            2,599
  Interest cost                                          2,257            2,173
  Actuarial loss (gain)                                  1,638           (9,963)
  Benefits paid                                         (1,468)            (972)
  Plan amendments                                           75             --
-------------------------------------------------------------------------------
  Benefit obligation
    at end of year                                    $ 34,179         $ 29,428
================================================================================
Change in plan assets:
  Fair value of plan assets
    at beginning of year                              $ 29,076         $ 28,559
  Actual return on assets                                 (410)           1,489
  Employer contributions                                 2,307                0
  Benefits paid                                         (1,468)            (972)
-------------------------------------------------------------------------------
  Fair value of plan assets
    at end of year                                    $ 29,505         $ 29,076
================================================================================
Funded status                                         $ (4,674)        $   (352)
Unrecognized actuarial gain                             (1,139)          (5,858)
Unamortized prior service cost                             (89)            (181)
Unrecognized transition asset                              (63)            (127)
-------------------------------------------------------------------------------
Accrued pension cost                                  $ (5,965)        $ (6,518)
================================================================================

Net pension costs included the following components:

-------------------------------------------------------------------------------
December 31,                                 2000           1999           1998
-------------------------------------------------------------------------------

(Dollars in thousands)

Service cost                              $ 2,249        $ 2,599        $ 2,537
Interest cost                               2,257          2,173          2,137
Expected return
   on plan assets                          (2,442)        (2,256)        (2,042)
Net amortization
   and deferral                              (311)           (86)           (86)
-------------------------------------------------------------------------------
Net periodic
   pension cost                           $ 1,753        $ 2,430        $ 2,546
================================================================================

The weighted-average assumptions used as of December 31 to determine the plans' financial status and pension cost were:


-------------------------------------------------------------------------------
December 31,                                              2000             1999
-------------------------------------------------------------------------------

Discount rate                                             7.75%            6.75%
Expected return on plan assets                            8.00             8.00
Rate of compensation increase                             5.25             5.25

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $5,088,000 in 2000, $4,486,000 in 1999, and $4,156,000 in 1998. The Company also provides retirement benefits to all eligible participants at its foreign operations.

NOTE 7: STOCK OPTION AND STOCK PURCHASE PLANS

The Company currently has three fixed option plans: the 1996 Equity Incentive Plan , the 1998 Stock Option Plan For Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan For Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options (for shares of the Company's non-voting Common Stock) not to exceed in the aggregate: 500,000 shares for the 1996 Equity Incentive Plan, 100,000 shares for the 1998 Stock Option Plan For Non-Employee Directors, and 1,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 1998, December 31, 1999 and December 31, 2000 is as follows:

--------------------------------------------------------------------------------
                                                                       Weighted-
                                                                       Average
                                                    Exercise Options   Price
--------------------------------------------------------------------------------

Outstanding-December 31, 1997                             266,490         $22.22
Granted                                                   157,680         $22.00
Exercised                                                  10,835         $18.38
Canceled                                                    5,980         $22.16
--------------------------------------------------------------------------------
Outstanding-December 31, 1998                             407,355         $22.28
Granted                                                   219,054         $25.38
Exercised                                                   2,715         $19.77
Canceled                                                   15,801         $22.24
--------------------------------------------------------------------------------
Outstanding-December 31, 1999                             607,893         $23.43
Granted                                                   223,150         $36.13
Exercised                                                  12,426         $20.89
Canceled                                                   20,324         $23.32
--------------------------------------------------------------------------------
Outstanding-December 31, 2000                             798,293         $27.00
Exercisable at December 31, 2000                          370,221         $23.79

Weighted-average fair value
of options granted during 2000                            $ 11.75

Weighted-average remaining
life of options outstanding at
December 31, 2000                                      8.35 years


The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. SFAS No. 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 2000, 1999, and 1998 grants had the following common assumptions, expected life of 6 years and a volatility of 30%. The 2000, 1999, and 1998 grants assumed risk free interest rates of 5.35%, 6.28%, and 5.78%, respectively, and dividend yields of 2.00%, 2.00%, and 2.25%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows: as of December 31, 2000 a $1,465,000 reduction of net income, or $0.17 per diluted share, as of December 31, 1999 a $1,179,000 reduction of net income, or $0.14 per diluted share, and as of December 31, 1998, a $823,000 reduction of net income, or $0.09 per diluted share.

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis, through payroll deductions not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 150,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $113,322 in employee withholdings at the beginning of the year and had employee withholdings of $123,852 for the current subscription period at December 31, 2000. The Plan has issued to employees 85,465 shares as of December 31, 2000.

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

Total foreign currency transaction (losses) gains of $(610,000), $(664,000), and $180,000 were recorded in other income (expense) in 2000, 1999, and 1998, respectively.

Forward contracts outstanding at December 31, 2000 mature during 2001 and 2002, and require the Company to exchange foreign currency for U.S. dollars at maturity. At December 31, 2000, the Company had foreign exchange forward contracts with a face value of $3,113,000. Had the Company liquidated these contracts at December 31, 2000, it would have received $3,076,000, resulting in a net loss of $37,000. At December 31, 1999, the Company had foreign exchange forward contracts with a face value of $7,500,000. Had the Company liquidated these contracts at December 31, 1999, it would have received $7,600,000, resulting in a net gain of $100,000.

Foreign exchange option contracts outstanding at December 31, 2000 can be exercised by the Company during 2001 and 2002 to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange option contracts of $9,983,000 and $13,800,000 outstanding at December 31, 2000 and 1999, respectively, with fair market values which approximated amortized cost. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

NOTE 9: INCOME TAXES

The income tax provision consists of the following:

--------------------------------------------------------------------------------
December 31,                                    2000          1999          1998
--------------------------------------------------------------------------------

(Dollars in thousands)

Current:
  Federal                                    $12,228       $ 7,703       $ 6,688
  State                                          799           726           685
--------------------------------------------------------------------------------
     Total current
        tax provision                         13,027         8,429         7,373
--------------------------------------------------------------------------------

Deferred:
  Federal                                        133           162           232
  State                                           15            19            15
--------------------------------------------------------------------------------
     Total deferred tax                          148           181           247
Total income
  tax provision                              $13,175       $ 8,610       $ 7,620
================================================================================

The significant components of the Company's net deferred tax assets and liabilities are as follows :



--------------------------------------------------------------------------------
December 31,                                                 2000           1999
--------------------------------------------------------------------------------

Deferred tax assets:
  Accrued pension                                          $2,328         $2,544
  Allowance for doubtful accounts                             405            247
  Other                                                       788            497
--------------------------------------------------------------------------------
     Total deferred tax asset                               3,521          3,288
================================================================================

Deferred tax liabilities:
  Property                                                  7,938          7,552
  Inventories                                                  46            458
  Other                                                       177            180
--------------------------------------------------------------------------------
     Total deferred tax liability                           8,161          8,190
--------------------------------------------------------------------------------

Net deferred tax liability                                  4,640         $4,902
================================================================================

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:



-------------------------------------------------------------------------------
December 31,                                 2000           1999           1998
-------------------------------------------------------------------------------

Federal income
  tax provision at
  statutory rate                         $ 14,224       $  8,995       $  8,470
State income taxes,
  after deducting federal
  income tax benefit                          529            484            455
Foreign sales
  corporation tax
  benefits                                 (1,679)          (650)        (1,132)
Other                                         101           (219)          (173)
--------------------------------------------------------------------------------
Provision for
  income taxes                           $ 13,175       $  8,610       $  7,620
================================================================================


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
--------------------------------------------------------------------------------

(Dollars in Thousands)

Balance at
  December 31, 1998                       $  (918)       $ (48)         $  (966)
Currency translation
  adjustments                                (168)                         (168)
Unrealized losses on
  available-for-sale
  securities                                               (50)             (50)
Deferred taxes relating
  to unrealized losses
  on available-for-sale
  securities                                                19               19
--------------------------------------------------------------------------------
Balance at
  December 31, 1999                        (1,086)         (79)          (1,165)
================================================================================
Currency translation
  adjustments                                (263)                         (263)
Unrealized losses on
  available-for-sale
  securities                                               (23)             (23)
Deferred taxes relating
  to unrealized losses
  on available-for-sale
  securities                                                 9                9
--------------------------------------------------------------------------------
Balance at
  December 31, 2000                       $(1,349)         $ (93)       $(1,442)
================================================================================

NOTE 11: COMMITMENTS & CONTINGENCIES

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2000, having initial or remaining terms of more than one year are $1,437,000 for 2001, $807,000 for 2002, $270,000 for 2003, $14,000 for 2004, and $8,700 for 2005.

Rental and operating lease expenses charged against earnings were $1,694,000, $866,000, and $697,000 in 2000, 1999, and 1998, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.


NOTE 12: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY

The Company operates in two business segments, fasteners and motors. Operating profit is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately, $32,557,000, $25,354,000, and $22,885,000 for the years ended
December 31, 2000, 1999, and 1998, respectively, (approximately 12%, 13%, and 13% of consolidated net sales in 2000, 1999, and 1998, respectively).

Information about the operations of the Company's business segments are as follows:


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

(Dollars in thousands)

                                          Fasteners        Motors   Consolidated
--------------------------------------------------------------------------------

Net sales                                 $ 221,323      $  43,240    $ 264,563
--------------------------------------------------------------------------------
Operating profit                             36,159          5,404       41,563
Other income
  and expense                                                              (924)
--------------------------------------------------------------------------------
Income before
  income taxes                                                        $  40,639
================================================================================
Identifiable assets                       $ 187,457      $  18,330    $ 205,787
Corporate assets                                                          4,209
--------------------------------------------------------------------------------
Total assets at
  December 31, 2000                                                   $ 209,996
================================================================================
Depreciation
  and amortization                        $   9,869      $     649    $  10,518
Capital expenditures                         12,579            595       13,174

YEAR ENDED DECEMBER 31, 1999

(Dollars in thousands)

                                           Fasteners       Motors   Consolidated
--------------------------------------------------------------------------------

Net sales                                   $162,946      $ 35,128      $198,074
--------------------------------------------------------------------------------
Operating profit                              21,771         2,989        24,760
Other income
  and expense                                                                940
--------------------------------------------------------------------------------
Income before
  income taxes                                                          $ 25,700
================================================================================
Identifiable assets                         $174,828      $ 16,033      $190,861
Corporate assets                                                          10,683
--------------------------------------------------------------------------------
Total assets at
  December 31, 1999                                                     $201,544
================================================================================
Depreciation
  and amortization                          $  8,257      $    644      $  8,901
Capital expenditures                          11,060           393        11,453


YEAR ENDED DECEMBER 31, 1998

(Dollars in thousands)

                                           Fasteners       Motors   Consolidated
--------------------------------------------------------------------------------

Net sales                                   $146,931      $ 32,756      $179,687
Operating profit                              19,696         2,723        22,419
Other income                                                               1,781
--------------------------------------------------------------------------------
Income before
  income taxes                                                          $ 24,200
================================================================================
Identifiable assets                         $138,069      $ 14,370      $152,439
Corporate assets                                                          11,729
--------------------------------------------------------------------------------
Total assets at
  December 31, 1998                                                     $164,168
================================================================================
Depreciation                                $  7,434      $    631      $  8,064
Capital expenditures                           7,605           710         8,315


The Company has operations in the United States, the United Kingdom, and Singapore. Information about the operations of the Company in different geographic segments are as follows:


                                        United States Operations
------------------------------------------------------------------------------
                                North              Asia-Pacific                   United                    Total
                              America      Europe       & Other       Total      Kingdom  Singapore  Consolidated
-----------------------------------------------------------------------------------------------------------------
Sales              2000      $ 207,492     $3,090       $ 2,390    $ 212,972    $ 39,446    $ 12,145    $ 264,563
                   1999        143,882      2,627         1,939      148,448      36,451      13,175      198,074
                   1998        131,311      2,206         1,861      135,378      34,180      10,129      179,687

Identifiable
assets             2000                                            $ 176,273    $ 22,567    $ 11,156    $ 209,996
                   1999                                              175,211      17,544       8,789      201,544
                   1998                                              132,854      18,161      13,153      164,168


NOTE 13: SUBSEQUENT EVENT (UNAUDITED)

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited and its subsidiary, Precision Steel Components Limited (Precision Steel). Precision Steel, which is located in Galway, Ireland, is a manufacturer of screw machine products,serving customers throughout Europe. The purchase price consisted of cash of approximately $17,100,000 and the assumption of approximately $600,000 of liabilities. The cash portion of the purchase price was financed with borrowings on the Company's existing line of credit facilities.

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
PENN ENGINEERING & MANUFACTURING CORP.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                               /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 26, 2001

                              CORPORATE INFORMATION

ANNUAL MEETING

The 2001 Annual Meeting will be held
at 2:00 P.M., Thursday, April 26, 2001 at:
Penn Engineering & Manufacturing Corp.,
5190 Old Easton Road
Building 3
Danboro, PA 18916

REGISTRAR, TRANSFER, AND DIVIDEND
DISBURSING AGENT

First Union National Bank
Shareholder Services Group
1525 West W.T. Harris Boulevard
Charlotte, NC 28288

AUDITORS

Ernst & Young, LLP
Philadelphia, PA

GENERAL COUNSEL

Duane Morris
Philadelphia, PA

STOCK EXCHANGE LISTING

New York Stock Exchange

Trading Symbols:
PNN: Common Stock (non-voting)
PNNA: Class A Common Stock (voting)

INVESTOR RELATIONS

Investor Relations
Phone:  215.766.3660
Email:  investor-info@penn-eng.com

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K can be accessed on the company's website, or can be mailed upon written request to:

Richard F. Davies, Treasurer
PennEngineering
5190 Old Easton Road
Danboro, PA 18916

FOR ADDITIONAL INFORMATION,
PLEASE VISIT OUR WEBSITE AT:
WWW.PENN-ENG.COM

Forward Looking Statements:

Statements contained in this report, other than statements of historical data, are considered forward looking statements under the Private Securities Litigation Reform Act of 1995. These forward looking statements include matters such as business strategies, expectations for new business potential and new market penetration, and expectations for profitability of our various businesses. These statements are subject to various risks and uncertainties that could cause actual results to differ from those contemplated in these statements including, but not limited to, the ability of the Company to develop new products, fluctuations in the foreign currency markets, and the ability of the Company to meet demand. For additional information, please refer to the Company's Securities and Exchange Commission filings including its most recent 10-K.


(C)2001 PennEngineering