Form 10-K405, Exhibit 13
period 2001-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 2002-03-15
CIK 77106

EXHIBIT 13
                                                                      ----------


SELECTED FINANCIAL DATA

(Dollars in thousands except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                      2001(1)      2000(1)         1999          1998            1997
-----------------------------------------------------------------------------------------------------------------------------

Net sales                                                   $ 188,178     $ 264,563     $ 198,074     $ 179,687      $ 167,702
Cost of products sold                                         129,420       171,100       135,521       124,468        115,374
Provision for income taxes                                      3,063        13,175         8,610         7,620          8,425
Net income                                                      9,280        27,464        17,090        16,580         14,501
Capital expenditures                                           13,083        13,174        11,453         8,315         19,234
Depreciation and amortization                                  11,710        10,518         8,901         8,064          6,570
Total assets                                                  228,826       209,996       201,544       164,168        150,992
Long-term debt                                                 12,000                      15,000
Stockholders' equity                                          180,426       176,288       152,880       142,052        128,919
Working capital                                             $  80,545     $  78,536     $  74,490     $  73,657      $  60,411

Number of employees (at year end)                               1,344         1,657         1,489         1,423          1,368
Number of stockholders of record (at year end):
  PNN                                                             510           487           525           572            618
  PNNA                                                            355           373           407           446            480

Average number of common shares
  outstanding used to compute
  per share information (in thousands)(2):
  Basic                                                        17,268        17,152        17,276        17,266         17,327
  Diluted                                                      17,647        17,424        17,307        17,318         17,367

Per share information(2):
  Net income - basic                                        $     .54     $    1.60     $     .99     $     .96      $     .84
  Net income - diluted                                            .53          1.58           .99           .96            .84
  Stockholders' equity                                          10.45         10.28          8.85          8.23           7.44
  Dividends declared                                              .32           .26           .24           .23            .21



(1) Reflects the full year results of R.C. Dudek & Company, Inc. (now Arconix/USA) which was acquired by the Company on September 30, 1999.

(2) Share and per share information is adjusted to reflect 2-for-1 stock split on May 1, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

December 31, 2001


OVERVIEW

Effective January 1, 2001 the Company reorganized its operations into individual business units for its three business segments, Fasteners, Motors, and Distribution. The Fastener business segment, which accounted for 62.8% of consolidated net sales in 2001, includes the operations of PEM[registered] Fastening Systems, Precision Steel Holdings Limited, and Atlas Engineering, Inc. This segment manufactures and sells PEM[registered] brand and Atlas brand fasteners, and PEMSERTER[registered] fastener insertion machines. The Motor segment, which accounted for 18.1% of consolidated net sales in 2001, consists of the Pittman operation in which the Company manufactures and sells Pittman[registered] dc motors. The Distribution segment, which accounted for 19.1% of consolidated net sales in 2001, consists of the Arconix Group, Inc. operation through which the Company sells a portion of its own manufactured products as well as complementary products from other manufacturers.

Due to the nature of the change in reportable segments, it is impracticable to restate prior years' segment data in a manner consistent with current year data. Therefore, in the following discussions, the Distribution segment's operating statistics will be included with those of the Fastener business segment. In total, the sale of fasteners and fastener related products, including Arconix Group products, accounted for 81.9% of total product sales in 2001 compared to 83.7% in 2000 and 82.3% in 1999. Of the total 2001 fastener sales, telecommunications and datacommunications markets accounted for 34%, the computer market accounted for 24%, the automotive market accounted for 10%, and the remaining balance was distributed among other markets, including medical devices, food equipment, and garden and recreation equipment. Motor sales, which accounted for approximately 18.1% of the Company's consolidated net sales in 2001 compared to 16.3% in 2000 and 17.7% in 1999, are marketed in North America and Europe through independent sales representatives. The Company primarily designs and manufactures its motors on a custom basis. Of the total 2001 motor sales, the data storage market accounted for 19%, the medical instrumentation market accounted for 11%, the computer imaging and semiconductor markets accounted for 10%, and the balance was distributed among other markets including industrial automation, hobbyist, and other commercial and industrial products. The Company's motor products consist of brush-commutated and brushless dc motors.

In 2001, 2000, and 1999, sales to United States customers accounted for 70.0%, 75.2%, and 69.4%, respectively, of the Company's consolidated net sales. During the same periods, foreign sales accounted for 30.0%, 24.8%, and 30.6%, respectively, of the Company's consolidated net sales. The Company's percentage of foreign sales increased in 2001 in part due to the acquisition of Precision Steel Holdings Limited in February 2001 and strong European sales during the first three quarters of the year.

RESULTS OF OPERATIONS

The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.


---------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                     2001                       2000                     1999
---------------------------------------------------------------------------------------------------------------

(Dollars in thousands)

NET SALES:
  Fasteners                         $ 154,140       81.9%      $ 221,323       83.7%     $ 162,946        82.3%
  Motors                               34,038       18.1%         43,240       16.3         35,128        17.7
                                    --------------------------------------------------------------------------
    Total                           $ 188,178      100.0%      $ 264,563      100.0%     $ 198,074       100.0%
                                    ==========================================================================

  United States                     $ 131,676       70.0%      $ 198,966       75.2%     $ 137,510        69.4%
  Foreign                              56,502       30.0%         65,597       24.8         60,564        30.6
                                    --------------------------------------------------------------------------
    Total                           $ 188,178      100.0%      $ 264,563      100.0%     $ 198,074       100.0%
                                    ==========================================================================

TOTAL COMPANY:
  Gross profit                      $  58,758       31.2%      $  93,463       35.3%     $  62,553        31.6%
  Selling, general, and
    administrative expenses            45,476       24.2          51,900       19.6         37,793        19.1
  Operating income                     13,282        7.1          41,563       15.7         24,760        12.5
  Net income                            9,280        4.9          27,464       10.4         17,090         8.6


YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

Consolidated net sales for 2001 were $188.2 million, versus $264.6 million in 2000, a 28.9% decrease. Fastener sales decreased 30.4% from 2000 to 2001 while motor sales decreased 21.3% during the same period. Within the Fastener and Distribution operations, the number of fasteners sold decreased 30.6% from 2000 to 2001. Price increases, averaging 3.2%, were put into effect in the fourth quarter of 2000; however, the full effect of these increases were mitigated by currency fluctuations in Europe. The number of fastener units sold within North America, approximately 65.4% of total fasteners sold in 2001, decreased 38.2% from 2000 to 2001 mainly due to the economic slowdown which began early in the year in the personal computer, telecommunications, server, and electronics markets. The number of fastener units sold into Europe, approximately 28.4% of total fasteners sold in 2001, decreased 5.5% from 2000 to 2001. Even though the European economy remained steady during the first half of 2001, the 2001 recession ultimately affected this market during the latter half of the year. Fasteners sold into the Asia-Pacific market, approximately 6.2% of total fasteners sold in 2001, decreased 24.9% from 2000 to 2001. Electronics production in this region has declined significantly as a result of the slowdown in the computer market due to continued weak demand and excessive inventory. The number of motors sold decreased 17.8% in 2001 compared to 2000, while the average selling price decreased 4.3% during the same period. The largest sales declines occurred in the semiconductor and data storage markets, which were most affected by the 2001 recession. The decline in the average selling price was mainly due to an increase in the number of lower priced brush motors sold in 2001.

Consolidated gross profit was $58.8 million in 2001, versus $93.5 million in 2000, a 37.1% decrease. The Fastener and Distribution segments' gross profits decreased 37.8% in 2001 compared to 2000, while the Motor segment's gross profit decreased 32.8% during the same period. Due to the decreasing sales volume, the Company implemented cost reduction measures during the latter half of 2001, which included the closing of its Suffolk, Virginia manufacturing facility and a workforce reduction. Due to the suddenness of the slowdown and the excessive amount of inventory on hand at many of the Company's distributors, the Company was forced to curtail production to a level in which fixed costs contributed to a much greater unit cost than in the prior year.

Consolidated selling, general, and administrative ("SG&A") expenses for 2001 were $45.5 million, versus $51.9 million for 2000, a 12.4% decrease. Included in SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the workforce reduction mentioned above. Excluding these severance costs, SG&A as a percent of net sales was 23.5% in 2001 compared to 19.6% in 2000. The Company adjusted its SG&A spending level to the reduced sales demands through staff reductions and tighter control over spending. These reductions did not occur in time to overcome increased legal, professional, and corporate expenses.

Consolidated net income for 2001 was $9.3 million, versus $27.5 million for 2000. In 2001, the Company incurred $2.4 million of interest and goodwill expenses versus $1.9 million in 2000. Interest income declined $240,000 for 2001 compared with 2000 due to lower returns and less cash for investment. The effective income tax rate decreased in 2001 compared to 2000 mainly due to an increased tax benefit from the Company's foreign sales corporation.

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

Fastener units sold to the Company's global OEM direct customers and its independent distribution network increased 24.4% from 1999 to 2000. Fasteners sold within North America, approximately 73.4% of total fasteners sold in 2000, increased 33.8% from 1999 to 2000 mainly due to strong demand for all types of wireless communication devices. Fasteners sold into Europe, approximately 20.9% of total fasteners sold in 2000, increased 8.1% from 1999 to 2000. The European economy remained strong despite currency pressures. Fasteners sold into the Asia-Pacific market, approximately 5.7% of total fasteners sold in 2000, decreased 8.1% from 1999 to 2000. Shipments into any region may vary as global fabricators shift their production to take advantage of lower costs and currency fluctuations.

The average selling price of motors increased approximately 7.4% in 2000 over 1999, and the number of motors sold increased approximately 14.6% in 2000 over 1999. Increased demand from the data storage and semiconductor equipment manufacturers contributed to this increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULT OF OPERATIONS AND FINANCIAL
CONDITION   CONTINUED

Consolidated gross profit was $93.5 million in 2000 versus $62.6 million in 1999, a 49.4% increase. The consolidated gross profit percentage increased 3.7% in 2000 to 35.3% primarily as a result of the acquisition of R.C. Dudek & Company, Inc. Fastener gross profit increased 51.0% to $80.2 million in 2000 from $53.1 million in 1999 and motor gross profit increased 40.0% to $13.3 million in 2000 from $9.5 million in 1999. Both segments benefited from increased sales, cost containment, and productivity improvements.

Consolidated SG&A expenses for 2000 were $51.9 million versus $37.8 million for 1999, a 37.3% increase. The acquisitions of R.C. Dudek & Company, Inc. and Atlas Engineering, Inc. contributed to 24.8% of this increase. Also contributing were increased commission expense due to greater sales volume in North America, as well as increased information services expenses and legal and professional fees.

Consolidated net income for 2000 was $27.5 million, versus $17.1 million for 1999. In 2000, the Company incurred $1.9 million of interest and goodwill expenses versus $480,000 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $12.4 million for the year ended December 31, 2001. Funds from operations along with proceeds from available lines of credit were sufficient to pay dividends, fund capital expenditures, and purchase the outstanding capital stock of Precision Steel Holdings Limited. Capital expenditures totaled $13.1 million during 2001 and included an addition to and remodeling of the Company's Doncaster, UK distribution facility (approximately $2.7 million) as well as a new distribution and financial software system for our Arconix subsidiaries (approximately $2.0 million).

Working capital increased to $ 80.5 million in 2001 from $ 78.5 million in 2000. Even though the slowdown in sales during 2001 resulted in increased inventory levels, the cash flow effect was offset by a significant decline in accounts receivable. The Company expects this inventory level to decline during 2002 as independent distributors also deplete their excess inventory. The Company has available $110.0 million of unsecured line of credit facilities to supplement its cash from operations. As of December 31, 2001, $24.7 million of debt was outstanding under these facilities. The Company plans to use these line of credit facilities to finance interim needs in the coming year including potential acquisitions and planned capital expenditures of approximately $7.0 million. The Company anticipates that its existing capital resources and cash flow generated from future operations will enable it to maintain its current level of operations and its planned growth for the foreseeable future.


SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, dollars in thousands except per share amounts)

--------------------------------------------------------------------------------------------------------------------
2001 QUARTERS ENDED
--------------------------------------------------------------------------------------------------------------------

                                                        MAR. 31      JUNE 30     SEPT. 30      DEC. 31    TOTAL YEAR
                                                        ------------------------------------------------------------
Net sales                                              $ 68,127     $ 52,079     $ 36,616     $ 31,356     $ 188,178
Gross profit                                             23,864       16,550       11,105        7,239        58,758
Net income (loss)                                         7,555        3,678          819       (2,772)        9,280
Net income (loss) per share-basic                           .44          .21          .05         (.16)          .54
Net income (loss) per share-diluted                         .43          .21          .05         (.16)          .53
Dividends declared per share                                .08          .08          .08          .08           .32
                                                       -------------------------------------------------------------
Market prices per share:
Common stock (PNN)
  High                                                    22.00        21.15        18.25        17.75         22.00
  Low                                                     17.03        17.50        14.20        14.70         14.20

Class A common stock (PNNA)
  High                                                    19.95        18.55        17.50        17.55         19.95
  Low                                                     15.31        16.95        14.51        14.41         14.41

--------------------------------------------------------------------------------------------------------------------
2000 QUARTERS ENDED
--------------------------------------------------------------------------------------------------------------------

                                                        MAR. 31      JUNE 30     SEPT. 30      DEC. 31    TOTAL YEAR
                                                        ------------------------------------------------------------

Net sales                                              $ 65,137     $ 64,651     $ 66,551     $ 68,224     $ 264,563
Gross profit                                             21,077       22,513       24,119       25,754        93,463
Net income                                                5,645        6,231        7,478        8,110        27,464
Net income per share-basic                                  .33          .36          .44          .47          1.60
Net income per share-diluted                                .33          .36          .43          .46          1.58
Dividends declared per share                                .06          .06          .07          .07           .26
                                                       -------------------------------------------------------------
Market prices per share:
Common stock (PNN)
  High                                                    12.44        18.94        18.07        19.57         19.57
  Low                                                     10.88        11.72        15.53        14.63         10.88

Class A common stock (PNNA)
  High                                                    10.81        16.97        15.94        17.16         17.16
  Low                                                     10.06        10.75        14.06        14.19         10.06


All per share amounts above have been adjusted for the 2-for-1 stock split on May 1, 2001.

The common stock and Class A common stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange.

Symbols: PNN & PNNA.


CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

----------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                                 2001           2000
----------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                             $   8,421      $   3,550
  Short-term investments                                                                      717          3,064
  Accounts receivable (less allowance for doubtful accounts -
      2001, $ 834; 2000, $ 1,050)                                                          26,648         43,039
  Inventories                                                                              61,646         46,847
  Refundable income taxes                                                                   5,650             --
  Other current assets                                                                      1,759          5,139
                                                                                        ------------------------
      Total current assets                                                                104,841        101,639
                                                                                        ------------------------
PROPERTY - AT COST:
  Land and improvements                                                                     8,354          6,241
  Buildings and improvements                                                               42,567         38,682
  Machinery and equipment                                                                 119,180        108,888
                                                                                        ------------------------
      Total                                                                               170,101        153,811
  Less accumulated depreciation                                                            77,168         69,524
                                                                                        ------------------------
      Total property - net                                                                 92,933         84,287
                                                                                        ------------------------
GOODWILL, NET                                                                              25,860         20,570
                                                                                        ------------------------
OTHER ASSETS                                                                                5,192          3,500
                                                                                        ------------------------
         TOTAL ASSETS                                                                   $ 228,826      $ 209,996
                                                                                        ------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                      $   4,146      $  10,612
  Bank debt                                                                                12,664          2,783
  Dividends payable                                                                         1,386             --
  Accrued expenses:
    Pension and profit sharing                                                              1,114          3,106
    Payroll and commissions                                                                 2,242          4,712
    Other                                                                                   2,744          1,890
                                                                                        ------------------------
      Total current liabilities                                                            24,296         23,103
                                                                                        ------------------------
ACCRUED PENSION COST                                                                        5,934          5,965
                                                                                        ------------------------
DEFERRED INCOME TAXES                                                                       6,170          4,640
                                                                                        ------------------------
LONG-TERM BANK DEBT                                                                        12,000             --
                                                                                        ------------------------
STOCKHOLDERS' EQUITY:
  Common stock - authorized 50,000,000 shares of $ .01 par value each;
    Issued 14,688,112 shares in 2001 and 14,554,878 shares in 2000                            147            146
  Class A common stock - authorized 10,000,000 shares of $ .01 par value each;
    Issued 3,544,050 shares in 2001 and 2000                                                   35             35
  Additional paid-in capital                                                               39,424         37,646
  Retained earnings                                                                       149,090        145,339
  Accumulated other comprehensive loss                                                     (2,834)        (1,442)
                                                                                        ------------------------
      Total                                                                               185,862        181,724
                                                                                        ------------------------
  Less cost of treasury stock - 913,662 shares in 2001 and 2000                             5,436          5,436
                                                                                        ------------------------
      Total stockholders' equity                                                          180,426        176,288
                                                                                        ------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 228,826      $ 209,996
                                                                                        ========================


See the accompanying notes to consolidated financial statements.


STATEMENTS OF CONSOLIDATED INCOME

(Dollars in thousands except share and per share amounts)

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                   2001              2000               1999
------------------------------------------------------------------------------------------------------------------------
Net sales                                                             $    188,178       $    264,563       $    198,074
Cost of products sold                                                      129,420            171,100            135,521
                                                                      --------------------------------------------------
Gross profit                                                                58,758             93,463             62,553
Selling expenses                                                            20,799             28,329             20,467
General and administrative expenses                                         24,677             23,571             17,326
                                                                      --------------------------------------------------
Operating income                                                            13,282             41,563             24,760
                                                                      --------------------------------------------------
Other (expense) income:
  Interest income                                                              295                535              1,335
  Interest expense                                                            (985)              (745)              (201)
  Other, net                                                                  (249)              (714)              (194)
                                                                      --------------------------------------------------
Total other (expense) income                                                  (939)              (924)               940
                                                                      --------------------------------------------------
Income before income taxes                                                  12,343             40,639             25,700
Provision for income taxes                                                   3,063             13,175              8,610
                                                                      --------------------------------------------------
Net income                                                            $      9,280       $     27,464       $     17,090
                                                                      ==================================================
Net income per share basic                                            $        .54       $       1.60       $        .99
Weighted average shares outstanding                                     17,268,300         17,151,682         17,276,240
                                                                      --------------------------------------------------
Net income per share diluted                                          $        .53       $       1.58       $        .99
Weighted average shares outstanding                                     17,268,300         17,151,682         17,276,240
Net effect of dilutive securities                                          379,116            272,226             30,486
                                                                      --------------------------------------------------
Total shares outstanding used in
  computing diluted earnings per share                                  17,647,416         17,423,908         17,306,726
                                                                      =================================================-


See the accompanying notes to consolidated financial statements


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
                                                    COMMON   COMMON   PAID-IN     TREASURY     RETAINED  COMPREHENSIVE STOCKHOLDERS'
                                                     STOCK    STOCK   CAPITAL       STOCK      EARNINGS       LOSS         EQUITY
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                         $ 144    $ 35    $ 36,441    $ (2,986)    $ 109,384    $    (966)    $ 142,052

  Net income for 1999                                                                             17,090                     17,090
  Increase in unrealized investment loss reserve                                                                  (31)          (31)
  Foreign currency translation adjustment                                                                        (168)         (168)
                                                                                                                          ---------
  Comprehensive income - total                                                                                               16,891
                                                                                                                          ---------
  Dividends declared - $ .24 per share                                                            (4,139)                    (4,139)
  Stock issued under employee stock
    purchase plan and stock option plan                  1                 525                                                  526
  Purchase of treasury stock                                                        (2,450)                                  (2,450)
                                                     ------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                           145      35      36,966      (5,436)      122,335       (1,165)      152,880


  Net income for 2000                                                                             27,464                     27,464
  Increase in unrealized investment loss reserve                                                                  (14)          (14)
  Foreign currency translation adjustment                                                                        (263)         (263)
                                                                                                                          ---------
  Comprehensive income - total                                                                                               27,187
                                                                                                                          ---------
  Dividends declared - $ .26 per share                                                            (4,460)                    (4,460)
  Stock issued under employee stock
    purchase plan and stock option plan                  1                 680                                                  681
                                                     ------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                           146      35      37,646      (5,436)      145,339       (1,442)      176,288


  Net income for 2001                                                                              9,280                      9,280
  Increase in unrealized investment loss reserve                                                                   (2)           (2)
  Foreign currency translation adjustment                                                                      (1,390)       (1,390)
                                                                                                                          ---------
  Comprehensive income - total                                                                                                7,888
                                                                                                                          ---------
  Dividends declared - $ .32 per share                                                            (5,529)                    (5,529)
  Stock issued under employee stock
    purchase plan and stock option plan                  1               1,778                                                1,779
                                                     ------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                         $ 147    $ 35    $ 39,424    $ (5,436)    $ 149,090    $  (2,834)    $ 180,426
                                                     ==============================================================================


See the accompanying notes to consolidated financial statements


STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                    2001              2000                1999
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  9,280           $ 27,464           $ 17,090
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                                          10,267              9,407              8,622
      Amortization                                                           1,443              1,111                279
      Deferred income taxes                                                    995                148                181
      Foreign currency transaction losses                                      933                 --                 --
      Loss (gain) on disposal of property                                      284                 79                (67)
      Loss on disposal of investments                                           --                 --                 59
    Changes in assets and liabilities:
      Decrease (increase) in accounts receivable                            16,035             (4,856)            (3,341)
      (Increase) in inventories                                            (14,880)            (3,424)            (1,305)
      (Increase) in refundable income taxes                                 (5,404)                --                 --
      Decrease (increase) in other current assets                            3,439             (3,096)               814
      Decrease (increase) in other assets                                      500                 --               (300)
      (Decrease) increase in accounts payable                               (6,920)               719              1,059
      (Decrease) increase in accrued expenses                               (3,536)             3,040             (1,307)
      (Decrease) increase in accrued pension costs                             (31)              (553)             2,430
                                                                          ----------------------------------------------
        Net cash provided by operating activities                           12,405             30,039             24,214
                                                                          ----------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions                                                       (13,083)           (13,174)           (11,453)
  Acquisitions of businesses (net of cash acquired)                        (16,707)            (1,791)           (37,786)
  Additions to held-to-maturity investments                                     --                 --            (15,046)
  Proceeds from disposal of held-to-maturity investments                     2,344              6,474             15,983
  Proceeds from disposal of property                                           243                206                417
                                                                          ----------------------------------------------
    Net cash used in investing activities                                  (27,203)            (8,285)           (47,885)
                                                                          ----------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term debt borrowings (repayments)                                9,881             (3,067)             5,850
  Long-term debt borrowings (repayments)                                    12,000            (15,653)            15,000
  Issuance of common stock                                                   1,779                681                526
  Dividends paid                                                            (4,143)            (4,460)            (4,139)
  Acquisition of treasury stock                                                 --                 --             (2,450)
                                                                          ----------------------------------------------
    Net cash provided by (used in) financing activities                     19,517            (22,499)            14,787
                                                                          ----------------------------------------------
  Effect of exchange rate changes on cash                                      152                 64                 12
                                                                          ----------------------------------------------
  Net increase (decrease) in cash and cash equivalents                       4,871               (681)            (8,872)
  Cash and cash equivalents at beginning of year                             3,550              4,231             13,103
                                                                          ----------------------------------------------
  Cash and cash equivalents at end of year                                $  8,421           $  3,550           $  4,231
                                                                          ==============================================

SUPPLEMENTAL CASH FLOW DATA:
  Cash paid during the year for:
  Income taxes                                                            $  6,728           $ 14,086           $  8,536
  Interest                                                                     985                745                201


See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000, and 1999


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries, PEM International Ltd., PEM International Singapore Pte. Ltd., PEM Industries, Inc. Arconix Group, Inc., Precision Steel Holdings Limited, and Atlas Engineering, Inc. All significant intercompany transactions and balances are eliminated in consolidation.


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


INVENTORIES

The Company's domestic fastener inventories are priced on the last-in, first-out
(LIFO) method, at the lower of cost or market. Other inventories, representing approximately 65% and 59% of total inventories at December 31, 2001 and 2000, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.


PROPERTY

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $ 2,192,000 from property to other assets. This amount represents the net book value of the building which is currently held for sale. The Company expects that the building will be sold in 2002.


GOODWILL

The excess of purchase price over fair value of net assets of acquired businesses is recorded as an asset and amortized using the straight-line method over 20 years. Accumulated amortization was $ 2,777,000 and $ 1,374,000 at December 31, 2001 and 2000, respectively.


CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.


RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred.


FOREIGN CURRENCY TRANSLATION

The effect of translating the financial statements of Precision Steel Holdings Limited, Arconix/Singapore and PEM International Singapore Pte. Ltd. is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.


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


FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2001, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, lines of credit, and long-term debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the lines of credit and long-term debt approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.


CAPITAL STOCK

The Company's capital stock consists of $ .01 par value common stock and $ .01 par value Class A common stock. Holders of Class A common stock have one vote per share, while holders of common stock have no votes. All other rights of the common stock and Class A common stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distribution upon liquidation, are the same.


REVENUE RECOGNITION

The Company's revenues are recorded at the time the products are shipped.


CONCENTRATIONS OF CREDIT RISK

The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Singapore, and Mexico. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.


ACCOUNTING FOR STOCK OPTIONS

The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Note 7 to these consolidated financial statements includes the disclosure and pro forma information required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation."


NET INCOME PER SHARE

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options. All share and per share amounts have been adjusted to account for the two-for-one stock split in the form of a 100% stock dividend that was issued on May 1, 2001.


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. Adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. For foreign currency cash flow hedge transactions in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted sales occur. The ineffective portion, if any, of all hedges is recognized currently in earnings.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations", Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and other Intangible Assets", and Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 establishes new accounting and reporting standards for goodwill and intangible assets. SFAS No. 142 requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized but be subject to an annual impairment test in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $ 1,400,000 ($ 0.08 per share) per year. The Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and has not yet determined what the effect of this test will be on the earnings and the financial position of the Company. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. The Company does not expect that the adoption of SFAS No. 144 will have a significant impact on the Company's financial position and results of operations.


RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts and balances to conform with the 2001 presentation.


NOTE 2: SHORT-TERM INVESTMENTS

HELD-TO-MATURITY - As of December 31, 2001 there were no short-term held-to-maturity securities. The following is a summary of short-term held-to-maturity securities as of December 31, 2000:

(Dollars in thousands)

U.S. Treasury securities and securities
  of U.S. Government agencies                 $    52
Certificates of deposit                            10
Collateralized mortgage obligations               331
Corporate bonds                                 1,734
Asset-backed securities                           217
                                              -------
  TOTAL                                       $ 2,344
                                              =======

AVAILABLE-FOR-SALE - Unrealized losses were $ 95,000, net of taxes of $ 61,000, at December 31, 2001, and were $ 93,000, net of taxes of $ 60,000, at December 31, 2000. The following is a summary of the estimated fair value of short-term available-for-sale securities:

------------------------------------------------------------
DECEMBER 31,                                 2001     2000
------------------------------------------------------------
(Dollars in thousands)

Common stock mutual funds                   $ 535    $ 535
State and municipal bond funds                182      185
                                            --------------
  TOTAL                                     $ 717    $ 720
                                            ==============


NOTE 3: INVENTORIES

Inventories consist of the following:

---------------------------------------------------------------
DECEMBER 31,                                 2001        2000
---------------------------------------------------------------
(Dollars in thousands)

Raw material                             $  5,697    $  6,157
Tooling                                     4,330       4,145
Work-in-process                            10,417      12,828
Finished goods                             41,202      23,717
                                         --------------------
  TOTAL                                  $ 61,646    $ 46,847
                                         ====================


If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 2001 and 2000 would have been $ 10,618,000 and $ 10,322,000 higher, respectively.

Long-term tooling inventory totaling $ 3,000,000 at December 31, 2001 and $ 3,500,000 at December 31, 2000 is included in Other Assets.


NOTE 4: ACQUISITIONS

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited and its subsidiary, Precision Steel Components Limited (Precision Steel). The acquisition was accounted for using the purchase method. The purchase price of approximately $ 17,436,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The results of the operations of Precision Steel have been included in the accompanying consolidated statement of income since the acquisition date. The purchase price was allocated to: accounts receivable - $ 812,000, inventory - $ 370,000, property - $ 9,039,000, other current assets - $ 110,000, and goodwill - $ 7,105,000.

On April 10, 2000, the Company acquired all of the issued and outstanding capital stock of Atlas Engineering, Inc. The acquisition was accounted for using the purchase method. The purchase price of approximately $ 4,000,000 consisted of cash, the assumption of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  CONTINUED

For the years ended December 31, 2001, 2000, and 1999


certain liabilities, and acquisition-related expenses. The results of the operations of Atlas Engineering, Inc. have been included in the accompanying consolidated statement of income since the acquisition date. The purchase price was allocated to: accounts receivable - $ 671,000, inventory - $ 322,000, other current assets - $ 29,000, property - $ 985,000, and goodwill - $ 1,965,000.

On September 30, 1999, the Company acquired all of the outstanding capital stock of R.C. Dudek & Company., Inc. (now Arconix/USA). The acquisition was accounted for using the purchase method. The purchase price of approximately $ 37,600,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The purchase price reflects the refunding of approximately $ 1,200,000 in 2000 by the sellers upon determination of the final purchase price. The purchase was partly financed with the lines of credit discussed in Note 5. The purchase price was allocated to: accounts receivable - $ 5,094,000, inventory - $ 9,607,000, other current assets - $ 362,000, property
- $ 2,450,000, deferred tax asset - $ 532,000, and goodwill - $ 19,527,000.

In addition to the above acquisitions, the Company acquired MicroAssembly Systems, Inc. on May 28, 1999 and Carson Technologies, Inc. on July 23, 1999. The purchase price of these companies consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. Of the total purchase price, $ 916,000 was allocated to current assets, $ 957,000 was allocated to property, and $ 452,000 was allocated to goodwill.


NOTE 5. BANK DEBT

As of December 31, 2001, the Company has five unsecured line of credit facilities available with three banks. All lines of credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first two facilities are working capital facilities. The first one permits maximum borrowings of $ 15,000,000, due on demand. At December 31, 2001, $ 3,967,000, bearing interest at 2.373%, was outstanding on this facility. The second working capital facility permits borrowings of up to $ 10,000,000. At December 31, 2001, $ 2,717,000 was outstanding on this facility at a rate of 3.04%. The third facility is a general facility that allows for borrowings of up to $ 40,000,000. As of December 31, 2001, $ 12,040,000 was outstanding on this facility at a rate of 2.375%. In January 2002, $ 12,000,000 of this debt was converted to a term loan with only interest payable during 2002 and principal due and payable in 12 equal monthly installments commencing January 31, 2003 with the final payment due and payable on December 31, 2003. This amount has been classified as long-term debt.

In addition to the above short-term lines of credit, the Company has two acquisition lines available. The first one permits borrowings of up to $ 15,000,000 to finance acquisitions. At December 31, 2001, $ 5,940,000 was outstanding on this facility at a rate of 2.6025%. The second acquisition line has a zero balance as of year end, but permits borrowings of up to $ 30,000,000. At year end, the acquisition lines of credit described above have been classified as short-term debt.

These line of credit facilities require the Company to comply with certain financial covenants. At December 31, 2001, the Company was in compliance with all financial covenants.


NOTE 6: PENSION AND PROFIT SHARING PLANS

The Company has a defined benefit pension plan covering all eligible employees in the United States. The benefits are based on years of service and the employee's highest earned compensation during any 60 consecutive months occurring within the last ten years of employment. The Company's policy is to fund at least the minimum amount required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

----------------------------------------------------------------
DECEMBER 31,                                2001        2000
----------------------------------------------------------------
(Dollars in thousands)

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning
  of year                                $ 34,179     $ 29,428
Service cost                                2,748        2,249
Interest cost                               2,680        2,257
Actuarial loss                              3,902        1,638
Benefits paid                              (1,631)      (1,468)
Plan amendments                                --           75
Divestitures, curtailments,
  or settlements                           (1,690)          --
                                         ---------------------
Benefit obligation at end of year        $ 40,188     $ 34,179
                                         =====================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at
  beginning of year                      $ 29,505     $ 29,076
Actual return on assets                    (1,322)        (410)
Employer contributions                      3,000        2,307
Benefits paid                              (1,631)      (1,468)
                                         ---------------------
Fair value of plan assets at
  end of year                            $ 29,552     $ 29,505
                                         =====================


Funded status                            $(10,636)    $ (4,674)
Unrecognized actuarial loss (gain)          4,758       (1,139)
Unamortized prior service cost                (56)         (89)
Unrecognized transition asset                  --          (63)
                                         ---------------------
Accrued pension cost                     $ (5,934)    $ (5,965)
                                         =====================


Net pension costs included the following components:

--------------------------------------------------------------
YEARS ENDED
  DECEMBER 31,                         2001     2000     1999
--------------------------------------------------------------
(Dollars in thousands)

Service cost                         $ 2,748  $ 2,249  $ 2,599
Interest cost                          2,680    2,257    2,173
Expected return on plan assets        (2,379)  (2,442)  (2,256)
Net amortization and deferral            (80)    (311)     (86)
                                     -------------------------
NET PERIODIC PENSION COST            $ 2,969  $ 1,753  $ 2,430
                                     =========================


The weighted-average assumptions used as of December 31 were as follows:

--------------------------------------------------------------
                                                2001     2000
--------------------------------------------------------------
Discount rate                                   7.25%    7.50%
Expected return on plan assets                  8.00     8.00
Rate of compensation increase                   5.25     5.25

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $ 4,114,000 in 2001, $ 5,088,000 in 2000, and $ 4,486,000 in 1999. The Company also provides retirement benefits to all eligible participants at its foreign operations.

NOTE 7: STOCK OPTIONS AND STOCK PURCHASE PLAN

The Company currently has three fixed option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting common stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting common stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 1999, December 31, 2000, and December 31, 2001 is as follows:

                                                                      WEIGHTED-
                                                                      AVERAGE
                                                                      EXERCISE
                                                         OPTIONS        PRICE
-------------------------------------------------------------------------------
Outstanding - December 31, 1998                           844,712     $ 11.13
Granted                                                   403,960       12.69
Exercised                                                   5,430        9.89
Canceled                                                   31,922       11.39
                                                        ---------
Outstanding - December 31, 1999                         1,211,320       11.65
Granted                                                   469,380       18.06
Exercised                                                  24,852       10.44
Canceled                                                   40,208       12.04
                                                        ---------
Outstanding - December 31, 2000                         1,615,640       13.62
Granted                                                   475,200       16.58
Exercised                                                  99,886       11.56
Canceled                                                   43,668       15.33
                                                        ---------
Outstanding - December 31, 2001                         1,947,286       14.33
Exercisable at December 31, 2001                        1,114,690       12.11
Weighted-average fair value of
  options granted during 2001                              $ 4.59
Weighted-average remaining life of
  options outstanding at
  December 31, 2001                                    8.01 years

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. SFAS No. 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 2001, 2000, and 1999 grants had the following common assumptions, expected life of 6 years, a volatility of 30%, and a dividend yield of 2%. The 2001, 2000, and 1999 grants assumed a risk free interest rate of 4.40 %, 5.35%, and 6.28%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows: as of December 31, 2001, a $ 2,113,000 reduction of net income, or $ 0.12 per diluted share, as of December 31, 2000, a $ 1,465,000 reduction of net income, or $ 0.08 per diluted share, and as of December 31, 1999, a $ 1,179,000 reduction of net income, or $ 0.07 per diluted share.

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the purchase of the Company's non-voting common stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting common stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting common stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $ 123,852 in employee withholdings at the beginning of the year and had employee withholdings of $ 106,484 for the current subscription period at December 31, 2001. The Plan has issued 204,144 shares to employees as of December 31, 2001.


NOTE 8: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At times the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency forward and option contracts (cash flow hedges). The Company may also hedge firmly committed Euro denominated sales with foreign currency forward and option contracts (fair value hedges). The hedge contracts generally mature during the year following the date the contracts are entered into.

At December 31, 2001, the Company had no foreign exchange forward contracts outstanding. At December 31, 2000, the Company had foreign exchange forward contracts outstanding with a face value of $ 3,113,000. Had the Company liquidated these contracts at December 31, 2000, it would have been required to pay $ 37,000.

Foreign exchange option contracts can be exercised by the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange option contracts with a face value of $ 1,623,000 and $ 9,983,000 outstanding at December 31, 2001 and 2000, respectively. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates, and such amounts were not material at December 31, 2001 or 2000.

Net foreign currency transaction losses recorded in Other Expense totaled
$ 145,000, $ 610,000, and $ 664,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  CONTINUED

For the years ended December 31, 2001, 2000, and 1999


NOTE 9: INCOME TAXES

The income tax provision consists of the following:

-----------------------------------------------------------------------
YEARS ENDED
  DECEMBER 31,                  2001         2000         1999
-----------------------------------------------------------------------
(Dollars in thousands)
Current:
  Federal                      $1,947     $ 12,228     $ 7,703
  State                            57          799         726
  International                    64           --          --
                               -------------------------------
TOTAL CURRENT
  TAX PROVISION                $2,068     $ 13,027     $ 8,429
                               ===============================
Deferred:
  Federal                      $  842     $    133     $   162
  State                           153           15          19
                               -------------------------------
  Total deferred tax              995          148         181
                               -------------------------------
TOTAL INCOME
  TAX PROVISION                $3,063     $ 13,175     $ 8,610
                               ===============================


The significant components of the Company's net deferred tax assets and liabilities are as follows:

---------------------------------------------------------------
DECEMBER 31,                                 2001         2000
---------------------------------------------------------------
Deferred tax assets:
  Accrued pension                          $ 1,955      $ 2,328
  Allowance for doubtful accounts              313          405
  Other                                        629          788
                                           --------------------
TOTAL DEFERRED TAX ASSET                   $ 2,897      $ 3,521
                                           ====================


Deferred tax liabilities:
  Property                                 $ 8,169      $ 7,938
  Other                                        898          223
                                           --------------------
  Total deferred tax liability               9,067        8,161
                                           --------------------
NET DEFERRED TAX LIABILITY                 $ 6,170      $ 4,640
                                           ====================


A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

-------------------------------------------------------------------------
DECEMBER 31,                                 2001         2000      1999
-------------------------------------------------------------------------
Federal income
  tax provision at
  statutory rate                           $ 4,146    $ 14,224    $ 8,995
State income taxes,
  after deducting federal
  income tax benefit                           137         529        484
Foreign sales corporation
  tax benefits                              (1,413)     (1,679)      (650)
Other                                          193         101       (219)
                                           -------------------------------
PROVISION FOR INCOME TAXES                 $ 3,063    $ 13,175    $ 8,610
                                           ==============================


NOTE 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

                                                       UNREALIZED
                                                        LOSSES ON
                                          CURRENCY     AVAILABLE-
                                         TRANSLATION    FOR-SALE
                                         ADJUSTMENTS   SECURITIES      TOTAL
--------------------------------------------------------------------------------
(Dollars in thousands)
Balance at
  December 31, 1999                       $ (1,086)      $ (79)     $ (1,165)
Currency translation
  adjustments                                 (263)         --          (263)
Unrealized losses on
  available-for-sale securities                 --         (23)          (23)
Deferred taxes relating to
  unrealized losses on available-
  for-sale securities                           --           9             9
                                          ----------------------------------
BALANCE AT
  DECEMBER 31, 2000                         (1,349)        (93)       (1,442)
                                          ----------------------------------

Currency translation
  adjustments                               (1,390)         --        (1,390)
Unrealized losses on
  available-for-sale securities                 --          (3)           (3)
Deferred taxes relating to
  unrealized losses on available-
  for-sale securities                           --           1             1
                                          ----------------------------------
BALANCE AT
  DECEMBER 31, 2001                       $ (2,739)      $ (95)     $ (2,834)
                                          ==================================


Note 11: Commitments & Contingencies

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2001, having initial or remaining terms of more than one year are $ 1,276,000 for 2002, $ 682,000 for 2003, $ 318,000 for 2004, $ 128,000 for 2005, and $ 58,000 for 2006.

Rental and operating lease expenses charged against earnings were $ 1,938,000, $ 1,694,000, and $ 866,000 in 2001, 2000, and 1999, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.


NOTE 12: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY

Effective January 1, 2001, the Company reorganized its operations and implemented a new internal reporting system. As a result of this reorganization, the Company now has three reportable segments: fasteners, motors, and distribution. Prior to January 1, 2001, the results of the distribution segment were included in the fastener segment. Operating income is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately, $ 22,105,000, $ 32,557,000, and $ 25,354,000 for the years ended

December 31, 2001, 2000, and 1999, respectively (approximately 12%, 12%, and 13% of consolidated net sales in 2001, 2000, and 1999, respectively).

Due to the nature of the change in reportable segments, it is impracticable to restate prior years' segment data in a manner consistent with current year data. Segment data reported in a manner consistent with prior years is as follows:

----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
----------------------------------------------------------------------------
(Dollars in thousands)
                                         FASTENERS     MOTORS   CONSOLIDATED
----------------------------------------------------------------------------
Net sales                                $ 154,140    $ 34,038    $ 188,178
                                         ----------------------------------
Operating income                            12,156       1,126       13,282
Other income and expense                                               (939)
                                                                  ---------
Income before
  income taxes                                                       12,343
                                                                  ---------
Identifiable assets                        210,468      16,311      226,779
Corporate assets                                                      2,047
                                                                  ---------
TOTAL ASSETS AT
  DECEMBER 31, 2001                                               $ 228,826
                                                                  =========

Depreciation
  and amortization                          11,017         693    $  11,710
Capital expenditures                        12,066       1,017       13,083


----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
----------------------------------------------------------------------------
(Dollars in thousands)
                                         FASTENERS     MOTORS   CONSOLIDATED
----------------------------------------------------------------------------
Net sales                                $ 221,323    $ 43,240    $ 264,563
                                         ----------------------------------
Operating income                            36,159       5,404       41,563
Other income and expense                                               (924)
                                                                  ---------
Income before
  income taxes                                                       40,639
                                                                  ---------
Identifiable assets                        187,457      18,330      205,787
Corporate assets                                                      4,209
                                                                  ---------
TOTAL ASSETS AT
  DECEMBER 31, 2000                                               $ 209,996
                                                                  =========

Depreciation
  and amortization                           9,869         649    $  10,518
Capital expenditures                        12,579         595       13,174


---------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
---------------------------------------------------------------------------
(Dollars in thousands)

Net sales                                $ 162,946    $ 35,128    $ 198,074
                                         ----------------------------------
Operating income                            21,771       2,989       24,760
Other income                                                            940
                                                                  ---------
Income before
  income tax                                                         25,700
                                                                  ---------
Identifiable assets                        174,828      16,033      190,861
Corporate assets                                                     10,683
                                                                  ---------
TOTAL ASSETS AT
  DECEMBER 31, 1999
                                                                  $ 201,544
                                                                  =========
Depreciation
  and amortization                           8,257         644    $   8,901
Capital expenditures                        11,060         393       11,453



Under the new method of segment reporting, the Company records intersegment sales and transfers at cost plus an agreed upon intercompany profit. Segment data reported under the new method of internal reporting is as follows:


------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------
                                                              FASTENERS   DISTRIBUTION    MOTORS     CONSOLIDATED
------------------------------------------------------------------------------------------------------------------
SALES:
Sales from external customers                                 $ 118,094     $ 36,046     $ 34,038     $ 188,178
Intersegment sales                                               25,109                                  25,109
Intersegment elimination                                        (25,109)                                (25,109)
                                                              -------------------------------------------------
NET SALES                                                     $ 118,094     $ 36,046     $ 34,038     $ 188,178
                                                              =================================================

INCOME BEFORE TAXES:
Segment income                                                $  13,526     $  1,398     $  1,126     $  16,050
Unallocated corporate expenses                                                                           (3,940)
Interest expense                                                                                           (985)
Other income                                                                                              1,218
                                                                                                      ---------
INCOME BEFORE TAXES                                                                                   $  12,343
                                                                                                      =========

DEPRECIATION, AMORTIZATION, AND CAPITAL EXPENDITURES:
Depreciation and amortization                                     9,552        1,465          693     $  11,710
Capital expenditures                                              6,485        5,581        1,017        13,083

SEGMENT ASSETS:
  Identifiable assets                                           149,151       61,317       16,311       226,779
  Corporate assets                                                                                        2,047
                                                                                                      ---------
TOTAL ASSETS                                                                                          $ 228,826
                                                                                                      =========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  CONTINUED

For the years ended December 31, 2001, 2000, and 1999

The Company has operations in the United States, the United Kingdom, Ireland, Singapore, and Mexico. Information about the operations of the Company in different geographic segments are as follows:


                                          UNITED STATES OPERATIONS
                              ----------------------------------------------
                                 NORTH               ASIA-PACIFIC                            UNITED                  CONSOLIDATED
                                AMERICA     EUROPE     & OTHER        TOTAL      IRELAND     KINGDOM    SINGAPORE       SALES
----------------------------------------------------------------------------------------------------------------------------------
Sales                 2001    $ 138,772    $ 3,204     $ 2,418     $ 144,394     $ 2,223    $ 33,884    $  7,677     $ 188,178
                      2000      207,492      3,090       2,390       212,972                  39,446      12,145       264,563
                      1999      143,882      2,627       1,939       148,448                  36,451      13,175       198,074

Identifiable assets   2001      167,337                              167,337      19,908      31,695       9,886       228,826
                      2000      176,273                              176,273                  22,567      11,156       209,996
                      1999      175,211                              175,211                  17,544       8,789       201,544



REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                                    /s/Ernst & Young LLP
                                                    ---------------------------
Philadelphia, Pennsylvania
January 25, 2002




-------------------------------------------------------------------------------
FORWARD LOOKING STATEMENTS:

Statements contained in this report, other than statements of historical data, are considered forward looking statements under the Private Securities Litigation Reform Act of 1995. These forward looking statements include matters such as business strategies, expectations for new business potential and new market penetration, and expectations for profitability of our various businesses. These statements are subject to various risks and uncertainties that could cause actual results to differ from those contemplated in these statements including, but not limited to fluctuations in the foreign currency markets and the ability of the Company to meet demand. For additional information, please refer to the Company's Securities and Exchange Commission filings including its most recent 10-K.
-------------------------------------------------------------------------------