Form 10-K, Exhibit 13
period 2003-12-31
PENN ENGINEERING & MANUFACTURING CORP
filed 2004-03-15
CIK 77106

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Management's discussion and analysis of results of operations and financial condition provides an account of the Company's financial performance and financial condition that should be read in conjunction with the accompanying consolidated financial statements. It includes the following sections:

o        Consolidated Results
o        Business Segment Results
o        Liquidity and Capital Resources
o        Accounting Policies and Estimates
o        Quantitative and Qualitative Disclosures About Market Risk
o        Forward-Looking Statements

CONSOLIDATED RESULTS

OVERVIEW

The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.

Years Ended December 31,
(Dollars in thousands)               2003                  2002                  2001
--------------------------------------------------------------------------------------------
NET SALES
Fasteners                   $ 96,030      50.3%    $ 77,581      51.5%    $113,238      60.2%
Distribution                  51,871      27.2       41,644      27.6       40,902      21.7
Motors                        42,846      22.5       31,576      20.9       34,038      18.1
--------------------------------------------------------------------------------------------
         Total              $190,747     100.0%    $150,801     100.0%    $188,178     100.0%
============================================================================================
United States               $113,908      59.7%    $101,268      67.2%    $131,676      70.0%
Foreign                       76,839      40.3       49,533      32.8       56,502      30.0
--------------------------------------------------------------------------------------------
         Total              $190,747     100.0%    $150,801     100.0%    $188,178     100.0%
============================================================================================
TOTAL COMPANY
Gross Profit                $ 54,455      28.5%    $ 46,582      30.9%    $ 58,758      31.2%
Selling, general and
  administrative expenses     47,989      25.2       42,188      28.0       45,476      24.2
Operating income               6,466       3.4        4,394       2.9       13,282       7.1
Net income                     4,883       2.6        3,987       2.6        9,280       4.9

2003 VS. 2002
Consolidated net sales increased 26.5% from 2002 to 2003. Business conditions improved in 2003 for all Company business segments and in all regions. In the United States, economic trends were positive and that region continued to be our largest revenue producer. Sales volume increased in all business segments while average selling prices increased slightly as a result of the weaker dollar. Our most recent acquisition, M.A.E. S.p.A (MAE), which was acquired on February 5, 2003, contributed $9.7 million of revenue in 2003 and helped to increase our percentage of foreign sales to 40% of consolidated net sales.

Consolidated gross profit increased 16.9% from 2002 to 2003. As a percentage of sales, however, consolidated gross margins decreased from 30.9% in 2002 to 28.5% in 2003. All business segments experienced increases in wages and employee benefit costs that contributed to the decline in gross margin percentage. The cost for employee medical insurance increased 17.8% from 2002 to 2003, while the cost for the Company's contribution to employee retirement plans increased 26.4%.

Consolidated selling, general, and administrative (SG&A) expenses for 2003 increased 13.8% from 2002 to 2003; however, as a percent of sales, SG&A decreased from 28.0% in 2002 to 25.2% in 2003. In addition to the increased cost for wages and benefits as mentioned above, software and hardware rental and maintenance costs increased 15.0% and insurance costs increased 23.1% from 2002 to 2003.

Because of our continued strong cash position during 2003, approximately $17.8 million of debt was repaid which resulted in a decrease in interest expense from $845,000 in 2002 to $782,000 in 2003. In addition, the weaker dollar resulted in increased currency gains of approximately 37% from 2002 to 2003. The Company's effective tax rate, which was unusually low in 2002 due to an increased tax benefit from foreign-source income, increased to 24%, resulting in an increase in the provision for income taxes from $326,000 in 2002 to $1.5 million in 2003.

                                                            2003 Annual Report 9

2002 VS. 2001
Consolidated net sales decreased 19.9% from 2001 to 2002. The major markets served by the Company in all business segments experienced a steep decline during the second half of 2001 and showed only modest signs of recovery during 2002. In addition, we initiated a program to reduce world-wide fastener inventory levels to better balance current demand. As a result, sales volume decreased while average selling prices remained stable in light of current economic conditions.

Consolidated gross profit decreased 20.7% from 2001 to 2002. Due to the decreasing sales volume, we continued cost reduction programs that were started in late 2001, which included a workforce reduction of approximately 13.2% during 2002. Gross profit margins were also negatively impacted by the inventory reduction program which resulted in under used capacity as production was curtailed.

Consolidated SG&A expenses decreased 7.2% from 2001 to 2002. Included in the SG&A expense for 2001 was approximately $1.2 million of severance costs incurred in connection with the closing of our Virginia manufacturing facility in December 2001 as well as $1.4 million of goodwill amortization. We incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

Consolidated net income for 2002 was $4.0 million, versus $9.3 million for 2001. In 2002, we benefited from favorable foreign currency exchange rates that resulted in income of approximately $411,000. The effective income tax rate decreased in 2002 compared to 2001 mainly due to an increased tax benefit from our foreign-source income.

BUSINESS SEGMENT RESULTS

OVERVIEW
The Company operates in three reportable business segments. Our Fastener Technologies segment, which accounted for 50.3% of consolidated net sales in 2003, includes the operations of PEM Fastening Systems, PennEngineering Technologies, (Europe) Ltd., and Atlas Engineering, Inc. This segment manufactures and sells PEM(R) brand and Atlas(R) brand fasteners, and PEMSERTER(R) fastener insertion machines. Our Motion Technologies segment, which accounted for 22.5% of consolidated net sales in 2003, consists of the Pittman operation which manufactures and sells Pittman(R) brush and brushless dc motors, and the MAE operation in Offenango, Italy, which manufactures and sells brush, brushless, and stepper dc motors. Our Distribution segment, which accounted for 27.2% of consolidated net sales in 2003, consists of the Arconix Group which sells a portion of our own manufactured products as well as complementary products from other manufacturers.

In total, the sale of fasteners and fastener-related products, including Arconix Group products, accounted for 77.5% of total product sales in 2003 compared to 79.1% in 2002 and 81.9% in 2001. Of the total 2003 fastener sales, telecommunications and datacommunications markets accounted for 28%, computer markets accounted for 20%, automotive markets accounted for 9%, and the remaining balance was distributed among other markets including medical, security, networking, and gaming. Motors are marketed in North America and Europe primarily through independent distributors and sales representatives. Of the total 2003 motor sales, data storage markets accounted for 24%, medical/biotech markets accounted for 15%, computer imaging markets accounted for 7%, semiconductor markets accounted for 7%, and the balance was distributed among other markets including industrial automation, transportation, hobbyist, and other commercial and industrial products.

FASTENING TECHNOLOGIES

2003 VS. 2002
Within the Fastening Technologies segment, sales volume to outside customers increased 21.6% from 2002 to 2003 while the average selling price increased approximately 4.3%. As the business climate improved in all markets served by the Company, distributors gradually replenished inventory levels. The Company's average selling price increased mainly as a result of the weaker dollar. Gross profit increased 26.1% in 2003 compared to 2002. The segment was able to maintain its gross profit margins in spite of increasing wage and benefit costs through productivity improvements as well as increased plant and machinery utilization. In addition, the segment was able to satisfy the increasing global demand for its products in Europe and Asia as well as lower costs by utilizing its Ireland production facility as well as outsourcing some manufacturing to sources within Asia.

2002 VS. 2001
Net sales to outside customers decreased 31.5% from 2001 to 2002.
This segment was adversely affected as distributors throughout the United States and Europe curtailed purchases as they reduced their inventories from unusually high levels. Gross profits decreased 35.3% in 2002 compared to 2001 as the decline in sales led to under used capacity as production was curtailed.

MOTION TECHNOLOGIES

2003 VS. 2002
The Motion Technologies segment's net sales to outside customers increased 35.7%. Sales from this segment's most recent acquisition (MAE) amounted to $9.7 million or approximately 85.8% of the total sales increase. The number of motors sold from the Pittman operation increased 6.4% from 2002 to 2003 while the average selling price remained the same. This segment's gross profit increased 16.7% from 2002 to 2003. The segment was unable to realize the full effect of planned savings from outsourcing certain sub-assemblies that would have offset the wage and benefit increases. As a result, gross margins declined from 28.3% of sales in 2002 to 24.1% of sales in 2003.

2002 VS. 2001
Net sales to outside customers decreased 7.2% from 2001 to 2002. The number of motors sold decreased 11.3% in 2002 compared to 2001 while the average selling price increased 4.6% during the same period. The largest sales declines occurred in data storage and semiconducter markets, which were most affected by the 2001 recession. The gross profit margin remained the same from year to year as this segment was able to reduce costs by outsourcing certain sub-assemblies.

10 Penn Engineering

DISTRIBUTION

2003 VS. 2002
Within the Distribution segment, net sales to outside customers increased 24.6% from 2002 to 2003. By geographic region, sales in North America (approximately 46.0% of total segment sales in 2003) increased 6.6% from 2002 to 2003, sales in Europe (approximately 18.3% of total segment sales in 2003) increased 13.4% from 2002 to 2003, while sales in the Asia-Pacific region (approximately 35.7% of total segment sales in 2003) increased 69.9% from 2002 to 2003. This segment benefited from increased ordering activity in both the computer market in Asia and the automotive market in Europe. Gross profit increased 10.7% in 2003 compared to 2002. The gross profit margin as a percent of sales however decreased from 28.2% in 2002 to 25.1% in 2003 as increased freight and duty costs as well as inventory reserve adjustments negatively impacted gross profit. SG&A expenses increased 8.9% from 2002 to 2003 due to increased wages and benefits as well as increased costs to bring the Shanghai, China distribution facility into full operation including implementation of our distribution software system in both Singapore and China.

2002 VS. 2001
Sales to outside customers increased 1.8% from 2001 to 2002. This increase was due to a 42.3% increase in sales in the Asia-Pacific region while sales in North America declined 8.6% and sales in Europe declined 4.5%. We opened a new distribution warehouse in Shanghai, China in 2002 to serve the market growth in the Asia-Pacific region more effectively. Gross profit decreased 9.9% from 2001 to 2002. This decrease was due to the shift in sales to the Asia-Pacific region where margins are lower due to greater freight and duty costs. This segment incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2003 were $8.4 million compared to $20.9 million at December 31, 2002. Working capital totaled $69.5 million at December 31, 2003 compared to $76.0 million at December 31, 2002.

Net cash of $21.2 million was provided by operating activities for the year ended December 31, 2003 compared to $24.1 million provided by operating activities for the year ended December 31, 2002. The Company continues to generate cash from further reductions in overall inventory levels. However, as sales volume increases, the level of accounts receivable also has increased, particularly in the Asia-Pacific region where payment terms are generally longer than domestic payment terms. There has been a strong focus on improved accounts receivable collections and on managing world wide inventory levels during 2003. This focus will continue into 2004.

Net cash used in investing activities totaled $14.0 million for the year ended December 31, 2003 compared to $2.2 million for the year ended December 31, 2002 due mainly to the acquisition of MAE in February 2003 for $10.7 million. The Company spent $3.4 million for capital additions in 2003 of which approximately half was for machinery upgrades and additions at the Company's manufacturing facility in Ireland. The Company will continue to exercise caution with its capital expenditures during the coming year until signs of a solid economic recovery are realized.

Net cash used in financing activities totaled $20.1 million for the year ended December 31, 2003 compared to $9.3 million for the year ended December 31, 2002. Because of the decreased capital expenditures, the Company repaid short-term debt in both years. Despite the economic downturn and its impact on our earnings, our strong cash and working capital position have allowed for the continued payment of cash dividends of $4.2 million for the year ended December 31, 2003.

The Company's main contractual obligations are the repayment of its short-term debt and the payment of operating lease commitments covering certain automobiles, office space, and office equipment. The following table represents the significant contractual cash obligations of the Company as of December 31, 2003.


Contractual                           Due in   Due in     Due in   Due in   Due in
Cash Obligations            Total      2004     2005       2006     2007     2008     Thereafter
------------------------------------------------------------------------------------------------
(Dollars in thousands)
Debt                      $ 12,215   $ 9,042   $   577     $ 577    $ 577    $ 577    $ 865

Operating leases             2,603     1,126       797       407      240       31        2
-------------------------------------------------------------------------------------------
Total contractual
  cash obligations        $ 14,818  $ 10,168   $ 1,374     $ 984    $ 817    $ 608    $ 867
============================================================================================

We anticipate that existing capital resources and cash flow generated from future operations as well as existing short-term lines of credit will enable us to fully fund our current level of operations and our planned growth for the foreseeable future.

ACCOUNTING POLICIES AND ESTIMATES

The Company has identified a number of its accounting polices that it has determined to be critical. These critical accounting policies primarily relate to financial statement assertions that are based on the estimates and assumptions of management and the effect of changing those estimates and assumptions could have a material effect on our financial statements. The following is a summary of those critical accounting policies.

INVENTORIES
The Company's domestic fastener inventories are priced on the last-in, first-out
(LIFO) method of accounting. Other inventories, representing approximately 79% and 69% of total inventories at December 31, 2003 and 2002, respectively, are priced on the first-in, first-out (FIFO) method. Reserves are recorded for obsolete, excess, and slow-moving inventories based on management's estimates about future demand and market conditions. At December 31, 2003, our inventory balance of $48,512,000 was net of a reserve for obsolete, excess, and slow-moving inventories of approximately $3,512,000. At December 31, 2002, our inventory balance of $56,458,000 was net of a reserve for obsolete, excess, and slow-moving inventory of approximately $2,423,000. If the estimated reserves for obsolete, excess, and slow-moving inventories are not sufficient based on actual future demand, additions to the reserves may be required.

                                                           2003 Annual Report 11

ACCOUNTS RECEIVABLE
The Company maintains an allowance for doubtful accounts for trade receivables for which collectibility is uncertain. At December 31, 2003 and 2002, this allowance was approximately $886,000 and $830,000, respectively. In estimating uncollectible accounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, and historical and anticipated customer performance. While we believe that our processes effectively address exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance.

GOODWILL
As discussed in Note 4 to our Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. At December 31, 2003, we had $41,844,000 in goodwill. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In estimating the fair value of the reporting units with recognized goodwill for the purposes of our fiscal 2003 financial statements, we made estimates and judgments about the future cash flows of these reporting units. Our cash flow forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. In addition, we made certain judgments about allocating shared assets to the balance sheet for those reporting units. Based on our estimates, we have concluded that there is no impairment of our goodwill. However, changes in these estimates could cause one or more of the reporting units to be valued differently in the future.

PENSIONS
The Company accounts for its defined benefit pension plan in accordance with FASB No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which requires that amounts recognized in the financial statements be determined on an actuarial basis. The most significant elements in determining our pension expense are pension liability discount rates and the expected return on plan assets. The pension discount rate reflects the current interest rate at which pension liabilities could be settled at the end of the year. At the end of each year, we determine the discount rate to be used to discount plan liabilities. In estimating this rate, we look to rates of return on high-quality, fixed-income investments. At December 31, 2003, we determined this rate to be 6.25%. Historically we have assumed that the expected long-term rate of return on plan assets will be 8.00%, and this expected rate of return has been used for many years. Because in the last two years pension plan assets have earned substantially less than 8.00%, we reduced the expected long-term rate of return to 7.00% in 2003. Should the downward trend in return on pension assets continue, future pension expense would likely increase. The net effect of changes in the discount rate, as well as the effect of differences between the expected return and the actual return on plan assets have been deferred in accordance with FASB No. 132 and will ultimately affect future pension expense.

DERIVATIVE INSTRUMENTS AND HEDGING
The Company manages risks associated with foreign exchange rates and interest rates with derivative instruments. The Company does not use derivative instruments for trading or speculative purposes and only uses derivatives when there is an underlying exposure. The evaluation of hedge effectiveness is subject to assumptions based on the terms and the timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheet at fair value, which is generally based on quoted market prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company has manufacturing and sales activities in foreign locations. The Company currently manufactures its products in the United States, Ireland, and Italy and sells those products in those markets as well as throughout Europe, North America, and the Asia-Pacific region. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the Euro, British pound sterling, and Singapore dollar. Generally, when the U.S. dollar strengthens against these foreign currencies, the value of nonfunctional currency sales decreases. When the U.S. dollar weakens, the value of functional currency sales increases.

To mitigate a portion of the short-term effect of changes in the exchange rate between the U.S. dollar and the Euro and British pound sterling on the Company's sales, the Company regularly hedges forecasted sales by entering into foreign exchange contracts. The Company's risk management objective is to reduce its exposure to the effect of changes in exchange rates on sales revenue over quarterly time horizons. To a certain extent, foreign currency rate movements also affect the Company's competitive position compared to non-U.S. based competitors. The Company's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk, and not as speculative investments.

Annually, the Company's financial officers approve the outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (i.e., long, short, balanced) for those currencies where there is significant activity. These officers receive reports on open foreign currency hedges on a regular basis. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange practices, including the use of derivative financial instruments, are reviewed with the Audit Committee of the Company's Board of Directors at least annually.

12 Penn Engineering

At December 31, 2003, the Company has foreign exchange contracts to deliver 12,000,000 Euros for U.S. dollars at various dates during 2004. As a result of the weakening of the U.S dollar against these currencies since the date the contracts were entered into in 2003, the fair value of these contracts is $(2,288,000) at December 31, 2003. Such amount is included in accrued expenses and accumulated other comprehensive income (loss) in the December 31, 2003 Consolidated Balance Sheet. The ultimate gain or loss on the contracts will be recognized in 2004 earnings when the forecasted sales occur or when it becomes probable that the forecasted sales will not occur.

Considering both the forecasted 2004 cash flows from sales denominated in a foreign currency and the foreign currency derivative instruments in place at December 31, 2003, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not materially adversely affect expected 2004 earnings or cash flows. This analysis is dependent on actual non-functional currency sales during 2004 occurring within at-least 90% of the budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect that this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effect mentioned above. In addition,it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others strengthen.

The fair values of the Company's bank loans are not significantly affected by changes in market interest rates. The change in fair value of the Company's long-term debt resulting from a hypothetical 10% change in interest rates is not material.

FORWARD-LOOKING STATEMENTS
Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 under the Private Securities Litigation Reform Act of 1995, are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in demand in markets served by the Company, particularly the computer and telecommunications markets, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

SELECTED FINANCIAL DATA

Years Ended December 31,                   2003      2002       2001       2000       1999
--------------------------------------------------------------------------------------------
(Dollars in thousands except
  per share amounts)
Net sales                               $190,747   $150,801   $188,178   $264,563   $198,074
Cost of products sold                    136,292    104,219    129,420    171,100    135,521
Provision for income taxes                 1,542        326      3,063     13,175      8,610
Net income                                 4,883      3,987      9,280     27,464     17,090
Capital expenditures                       3,386      2,816     13,083     13,174     11,453
Depreciation and amortization             10,587     10,931     11,710     10,518      8,901
Total assets                             236,124    224,979    228,826    209,996    201,544
Long-term debt                             3,173         --     12,000         --     15,000
Stockholders' equity                     191,600    183,217    180,426    176,288    152,880
Working capital                         $ 69,508   $ 76,022   $ 80,545   $ 78,536   $ 74,490

Number of employees (at year end)          1,267      1,166      1,344      1,657      1,489
Number of stockholders of record
 (at year end):
  PNN                                        575        591        510        487        525
  PNNA                                       329        347        355        373        407
Average  number of common shares
 outstanding used to compute per
 share information (in thousands)(1):
  Basic                                   17,439     17,375     17,268     17,152     17,276
  Diluted                                 17,657     17,605     17,647     17,424     17,307
PER SHARE INFORMATION(1):
  Net income-- basic                    $    .28   $    .23   $    .54   $   1.60   $    .99
  Net income-- diluted                       .28        .23        .53       1.58        .99
  Stockholders' equity                     10.93      10.54      10.45      10.28       8.85
  Dividends declared                         .24        .28        .32        .26        .24

(1) Share and per share information is adjusted to reflect a two-for-one stock split on May 1, 2001.

                                                           2003 Annual Report 13

SELECTED QUARTERLY FINANCIAL DATA

2003 QUARTERS ENDED                      MAR. 31    JUNE 30   SEPT. 30    DEC. 31     TOTAL YEAR
------------------------------------------------------------------------------------------------
(Unaudited, dollars in thousands
  except per share amounts)
Net sales                               $ 44,814   $ 47,439   $ 46,321   $  52,173    $ 190,747
Gross profit                              12,574     12,999     13,593      15,289       54,455
Net income                                   540      1,320      1,477       1,546        4,883
Net income per share-basic                   .03        .08        .08         .09          .28
Net income per share-diluted                 .03        .08        .08         .09          .28
Dividends declared per share                 .06        .06        .06         .06          .24
===============================================================================================
Market prices per share:
Common Stock  (PNN)
  High                                     11.77      15.35      17.16       19.25        19.25
  Low                                      10.25      11.95      12.80       15.43        10.25
Class A Common Stock (PNNA)
  High                                     11.31      13.61      15.50       17.25        17.25
  Low                                      10.85      10.80      11.50       13.80        10.80

2002 Quarters Ended                      Mar. 31    June 30   Sept. 30     Dec. 31     Total Year
-------------------------------------------------------------------------------------------------
(Unaudited, dollars in thousands
  except per share amounts)
Net sales                               $ 35,331  $  38,004   $ 38,112   $  39,354    $ 150,801
Gross profit                              11,308     11,374     12,117      11,783       46,582
Net income                                   371        988      1,000       1,628        3,987
Net income per share-basic                   .02        .06        .06         .09          .23
Net income per share-diluted                 .02        .06        .06         .09          .23
Dividends declared per share                 .08        .08        .06         .06          .28
===============================================================================================
Market prices per share:
Common Stock  (PNN)
  High                                     20.45      20.10      16.91       15.22        20.45
  Low                                      14.73      14.95       8.68       10.00         8.68
Class A Common Stock (PNNA)
  High                                     19.20      18.90      16.25       13.30        19.20
  Low                                      15.00      15.80      11.00        9.98         9.98

The Common Stock and Class A Common Stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange. Symbols: PNN and PNNA.


14 Penn Engineering

CONSOLIDATED BALANCE SHEETS

December 31,                                              2003          2002
-----------------------------------------------------------------------------
(Dollars in thousands)
ASSETS
Current Assets:
  Cash and cash equivalents                          $   8,361     $   20,927
  Short-term investments                                   228            233
  Accounts receivable
    (less allowance for
     doubtful accounts--2003, $886; 2002, $830)         37,629         25,373
  Inventories                                           48,512         56,458
  Refundable income taxes                                2,129          1,939
  Other current assets                                   1,881          1,641
-----------------------------------------------------------------------------
       Total current assets                             98,740        106,571
-----------------------------------------------------------------------------
Property - at Cost:
  Land and improvements                                  9,112          8,687
  Buildings and improvements                            48,856         43,887
  Machinery and equipment                              132,908        122,297
-----------------------------------------------------------------------------
       Total                                           190,876        174,871
  Less accumulated depreciation                         99,774         88,202
-----------------------------------------------------------------------------
       Total property - net                             91,102         86,669
-----------------------------------------------------------------------------
 Goodwill, net                                          41,844         27,047
-----------------------------------------------------------------------------
 Other Assets                                            4,438          4,692
-----------------------------------------------------------------------------
       Total Assets                                  $ 236,124     $  224,979
-----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                   $   6,865     $    3,817
  Bank debt                                              9,042         20,000
  Dividends payable                                      1,052          1,042
  Accrued Expenses:
    Profit sharing                                       2,104             --
    Payroll and commissions                              3,040          3,087
    Other                                                7,129          2,603
-----------------------------------------------------------------------------
       Total current liabilities                        29,232         30,549
-----------------------------------------------------------------------------
Accrued Pension Cost                                     1,192          3,778
-----------------------------------------------------------------------------
Deferred Income Taxes                                   10,927          7,435
-----------------------------------------------------------------------------
Long-Term Bank Debt                                      3,173             --
-----------------------------------------------------------------------------
Stockholders' Equity:
  Common Stock- authorized 50,000,000 shares
    of $.01 par value each;
    Issued 14,942,645 shares in 2003 and
    14,784,482 shares in 2002                              150            148
  Class A Common Stock-- authorized 10,000,000
    shares of $.01 par value each;
     Issued 3,544,050 shares in 2003 and 2002               35             35
     Additional paid-in capital                         42,573         40,682
     Retained earnings                                 148,906        148,211
     Accumulated other comprehensive income              6,022            227
-----------------------------------------------------------------------------
         Total                                         197,686        189,303
-----------------------------------------------------------------------------
     Less cost of treasury stock-956,368 shares
       in 2003 and 2002                                 (6,086)        (6,086)
-----------------------------------------------------------------------------
         Total stockholders' equity                    191,600        183,217
-----------------------------------------------------------------------------
           Total Liabilities and
             Stockholders' Equity                    $ 236,124     $  224,979
=============================================================================

See the accompanying notes to consolidated financial statements.

                                                           2003 Annual Report 15

Statements of Consolidated Income

Years ended December 31,                       2003             2002               2001
-------------------------------------------------------------------------------------------
(Dollars in thousands except share and per share amounts)
Net sales                                $    190,747      $    150,801        $    188,178
Cost of products sold                         136,292           104,219             129,420
-------------------------------------------------------------------------------------------
Gross profit                                   54,455            46,582              58,758
Selling expenses                               22,146            19,621              20,799
General and administrative expenses            25,843            22,567              24,677
-------------------------------------------------------------------------------------------
Operating income                                6,466             4,394              13,282
-------------------------------------------------------------------------------------------
Other (expense) income:
  Interest income                                 128               322                 295
  Interest expense                               (782)             (845)               (985)
  Other, net                                      613               442                (249)
-------------------------------------------------------------------------------------------
Total other (expense) income                      (41)              (81)               (939)
-------------------------------------------------------------------------------------------
Income before income taxes                      6,425             4,313              12,343
Provision for income taxes                      1,542               326               3,063
-------------------------------------------------------------------------------------------
Net income                               $      4,883      $      3,987        $      9,280
===========================================================================================
Net income per share basic               $        .28      $        .23        $        .54
Weighted average  shares outstanding       17,439,010        17,375,497          17,268,300
-------------------------------------------------------------------------------------------
Net income per share diluted             $        .28      $        .23        $        .53
Weighted average  shares outstanding       17,439,010        17,375,497          17,268,300
Net effect of dilutive securities             217,570           229,764             379,116
-------------------------------------------------------------------------------------------
Total shares outstanding used in
   computing diluted earnings per share    17,656,580        17,605,261          17,647,416
===========================================================================================

See the accompanying notes to consolidated financial statements.

16 Penn Engineering

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                     CLASS A   ADDITIONAL                             OTHER        TOTAL
                            COMMON    COMMON    PAID-IN    TREASURY     RETAINED  COMPREHENSIVE  STOCKHOLDERS'
                             STOCK     STOCK    CAPITAL      STOCK      EARNINGS  INCOME (LOSS)    EQUITY
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
BALANCE AT DECEMBER 31, 2000   $146     $35     $37,646     $(5,436)    $145,339     $(1,442)    $176,288
Net income for 2001                                                        9,280                    9,280
Increase in unrealized
 investment loss reserve                                                                  (2)          (2)
Foreign currency
 translation adjustment                                                               (1,390)      (1,390)
---------------------------------------------------------------------------------------------------------
Comprehensive income--total                                                                         7,888
---------------------------------------------------------------------------------------------------------
Dividends declared--$.32
 per share                                                                (5,529)                  (5,529)
Stock issued under employee
 stock purchase plan and
 stock option plan                1               1,778                                             1,779
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001    147      35      39,424      (5,436)     149,090      (2,834)     180,426
Net income for 2002                                                        3,987                    3,987
Decrease in unrealized
 investment loss reserve                                                                  84           84
Foreign currency
 translation adjustment                                                                3,603        3,603
Unrealized loss on
 derivative instruments, net                                                            (626)        (626)
---------------------------------------------------------------------------------------------------------
Comprehensive income--total                                                                         7,048
---------------------------------------------------------------------------------------------------------
Dividends declared--$.28
 per share                                                                (4,866)                  (4,866)
Stock issued under employee
 stock purchase plan and
 stock option plan                1               1,258                                             1,259
Purchase of treasury stock                                     (650)                                 (650)
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002    148      35      40,682      (6,086)     148,211         227      183,217
Net income for 2003                                                        4,883                    4,883
Increase in unrealized
 investment loss reserve                                                                  (3)          (3)
Foreign currency
 translation adjustment                                                                6,774        6,774
Unrealized loss on
 derivative instruments, net                                                            (976)        (976)
---------------------------------------------------------------------------------------------------------
Comprehensive income--total                                                                        10,678
---------------------------------------------------------------------------------------------------------
Dividends declared--$.24
 per share                                                                (4,188)                  (4,188)
Stock issued under employee
 stock purchase plan and
 stock option plan                2               1,891                                             1,893
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003   $150     $35     $42,573     $(6,086)    $148,906     $ 6,022     $191,600
=========================================================================================================

See the accompanying notes to consolidated financial statements.

                                                           2003 Annual Report 17

STATEMENTS OF CONSOLIDATED CASH FLOWS

Years ended December 31,                                       2003        2002          2001
-----------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                   $  4,883     $ 3,987      $  9,280
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation                                                 10,584      10,918        10,267
  Amortization                                                      3          13         1,443
  Deferred income taxes                                            79       1,592           995
  Foreign currency transaction (gains) losses                     (12)       (414)          933
  Loss on disposal of property                                    192          31           284
  Loss on disposal of investments                                  --         137            --
 Changes in assets and liabilities, net of acquisitions:
  (Increase) decrease in accounts receivable                   (7,248)      1,922        16,035
  Decrease (increase) in inventories                           12,075       5,857       (14,880)
  (Increase) decrease in refundable income taxes                 (305)      3,656        (5,404)
  Decrease in other current assets                                102         155         3,439
  Decrease in other assets                                        238         500           500
  (Decrease) increase in accounts payable                        (192)       (364)       (6,920)
  Increase (decrease) in accrued expenses                       3,341      (1,696)       (3,536)
  Decrease in accrued pension costs                            (2,586)     (2,156)          (31)
-----------------------------------------------------------------------------------------------
   Net cash provided by operating activities                   21,154      24,138        12,405
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                             (3,386)     (2,816)      (13,083)
Acquisitions of businesses (net of cash acquired)             (10,665)         --       (16,707)
Additions to available-for-sale investments                        --         (46)           --
Proceeds from sale of held-to-maturity investments                 --          --         2,344
Proceeds from sale of available-for-sale investments               --         531            --
Proceeds from sale of property                                     31         130           243
-----------------------------------------------------------------------------------------------
   Net cash used in investing activities                      (14,020)     (2,201)      (27,203)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net short-term debt (repayments) borrowings                   (17,772)     (4,664)        9,881
Long-term debt borrowings                                          --          --        12,000
Issuance of common stock                                        1,893       1,259         1,779
Dividends paid                                                 (4,178)     (5,210)       (4,143)
Acquisition of treasury stock                                      --        (650)           --
-----------------------------------------------------------------------------------------------
   Net cash (used in) provided by financing activities        (20,057)     (9,265)       19,517
-----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           357        (166)          152
-----------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents          (12,566)     12,506         4,871
Cash and cash equivalents at beginning of year                 20,927       8,421         3,550
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  8,361     $20,927      $  8,421
===============================================================================================
SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the year for:
 Income taxes                                                $  1,516     $   246      $  6,728
 Interest                                                         782         845           985

See the accompanying notes to consolidated financial statements.

18 PennEngineering

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2003, 2002, and 2001

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

SHORT-TERM INVESTMENTS
Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as held-to- maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as held-to-maturity have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

INVENTORIES
The Company's domestic fastener inventories are priced on the last-in, first-out
(LIFO) method, at the lower of cost or market. Other inventories, representing approximately 79% and 69% of total inventories at December 31, 2003 and 2002, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

PROPERTY
Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10-15 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $2,014,000 and $2,192,000 from property to other assets at December 31, 2003 and 2002, respectively. This amount represents the net book value of the building which is currently held for sale. Depreciation expense was recorded in 2003 because the building was not sold during the year. The Company expects that the building will be sold in 2004.

GOODWILL
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over 20 years, are no longer permitted to be amortized to earnings, but instead are subject to periodic testing for impairment. Accumulated amortization was $2,905,000 and $2,834,000 at December 31, 2003 and 2002, respectively. The change in the accumulated amortization resulted from fluctuations in foreign currency exchange rates. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142 for its three reporting units, which are the same as its operating segments (Note 13). The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in this process.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements, which is invested in overnight repurchase agreements, and other interest-bearing accounts withdrawable on a daily basis.

RESEARCH AND DEVELOPMENT COSTS
The Company expenses all research and development costs as incurred.

FOREIGN CURRENCY TRANSLATION
The effect of translating the financial statements of the Company's foreign subsidiaries is recorded as a separate component of other comprehensive income
(loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

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

                                                           2003 Annual Report 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
For the years ended December 31, 2003, 2002, and 2001

FAIR VALUES OF FINANCIAL INSTRUMENTS
At December 31, 2003, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, and long and short-term bank debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the bank debt approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

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

REVENUE RECOGNITION
The Company's revenues are recorded at the time the products are shipped and title has passed to the customer.

SHIPPING AND HANDLING COSTS
Shipping and handling costs are included in cost of products sold.

CONCENTRATIONS OF CREDIT RISK
The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Italy, Singapore, Mexico, and China. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.

ACCOUNTING FOR STOCK OPTIONS
The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model.

The following assumptions were used in the Black-Scholes option-pricing model:

                                    2003             2002             2001
----------------------------------------------------------------------------
Expected life                     6 years          6 years           6 years
Dividend yield                       1.5%             2.0%              2.0%
Assumed volatility                  34.0%            33.0%             30.0%
Risk-free interest rate              3.6%             3.6%              4.4%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows:

                                    2003             2002             2001
---------------------------------------------------------------------------
(Dollars in thousands except
per share amounts)
Net income as reported           $ 4,883          $ 3,987           $ 9,280
Pro forma compensation cost,
 net of tax                       (1,125)          (1,175)           (1,130)
---------------------------------------------------------------------------
Pro forma net income               3,758            2,812             8,150
===========================================================================
Basic earnings per share:
 As reported                     $   .28          $   .23           $   .54
 Pro forma                           .22              .16               .47
Diluted earnings per share:
 As reported                         .28              .23               .53
 Pro forma                           .21              .16               .46

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company accounts for its derivative instruments and hedging activities under the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated

20 PennEngineering
in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. The Company had no fair value hedges outstanding at December 31, 2003 or 2002. For foreign currency cash flow hedges in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted transactions occur.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts and balances to conform with the 2003 presentation.

NOTE 2: SHORT-TERM INVESTMENTS
Unrealized losses on short-term investments classified as available-for-sale were $14,000, net of taxes of $8,000, at December 31, 2003, and were $11,000, net of taxes of $7,000, at December 31, 2002. The Company's only short-term available-for-sale investment is a state and municipal bond fund. The estimated fair value of this short-term available-for-sale investment was $228,000 and $233,000 at December 31, 2003 and 2002, respectively.

NOTE 3: INVENTORIES
Inventories consist of the following:

December 31,                       2003             2002
---------------------------------------------------------
(Dollars in thousands)
Raw material                     $ 2,807          $ 4,566
Tooling                            5,540            4,926
Work-in-process                   11,541            7,935
Finished goods                    28,624           39,031
---------------------------------------------------------
 Total                           $48,512          $56,458
=========================================================

If the FIFO method of inventory valuation had been used for all inventories held by the Company, inventories at December 31, 2003 and 2002 would have been $10,072,000 and $10,100,000 higher, respectively.

Long-term tooling inventory, totaling $1,285,000 at December 31, 2003 and $2,500,000 at December 31, 2002, is included in Other Assets.

NOTE 4: GOODWILL AND INTANGIBLE ASSETS
In connection with the Company's adoption of SFAS No. 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible assets and discontinued amortization of goodwill. The Company also tested goodwill for impairment on January 1, 2002 by comparing the fair values of the Company's reporting units to their carrying values and determined that there was no goodwill impairment at that time. The Company conducted the required annual impairment review as of October 1, 2003 and 2002 and also determined that there was no goodwill impairment as of those dates.

The changes in the carrying value of goodwill for 2002 and 2003 by reporting unit are as follows:

                               Fasteners   Distribution  Motors   Consolidated
------------------------------------------------------------------------------
(Dollars in thousands)
Balance as of
 December 31, 2001              $17,172       $8,647     $    41    $25,860
Impact of foreign currency
 exchange rate fluctuations       1,187           --          --      1,187
---------------------------------------------------------------------------
Balance as of
 December 31, 2002               18,359        8,647          41     27,047
Goodwill from acquisitions          834           --      10,687     11,521
Impact of foreign currency
 exchange rate fluctuations       1,512           --       1,764      3,276
---------------------------------------------------------------------------
Balance as of
 December 31, 2003              $20,705       $8,647     $12,492    $41,844
===========================================================================

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect, is as follows:

                                  2003       2002         2001
---------------------------------------------------------------
(Dollars in thousands except
per share amounts)
Reported net income              $4,883     $3,987      $ 9,280
Add: Goodwill amortization           --         --        1,403
Tax impact                           --         --         (407)
---------------------------------------------------------------
Adjusted net income              $4,883     $3,987      $10,276
===============================================================
Adjusted earnings
 per share - basic               $  .28     $  .23      $   .60
Adjusted earnings
 per share - diluted             $  .28     $  .23      $   .58

NOTE 5: ACQUISITIONS
On February 5, 2003, the Company acquired all of the issued and outstanding capital stock of Maelux SA and its sole operating company, M.A.E. S.p.A. of Offanengo, Italy for $10,665,000 including acquisition-related expenses. The acquisition was accounted for using the purchase method. Of the total amount paid, $2,000,000 has been placed in escrow pending the final determination of the purchase price. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable - $4,100,000, inventory - $3,214,000, property - $7,889,000, other current assets
- $295,000, goodwill - $10,687,000, accounts payable - $2,809,000, short-term debt - $5,029,000, other current liabilities - $1,777,000, mortgage payable - $3,713,000, and deferred tax liability - $2,192,000. Additional compensation to the seller may be required based on the future operating results of these companies through 2006. Such amount, if any, will be recorded as additional purchase price if and when it becomes payable in the future.

                                                              2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
For the years ended December 31, 2003, 2002, and 2001

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited (now called PennEngineering Fastening Technologies (Europe) Limited) and its subsidiary, Precision Steel Components Limited (now called PEM Fastening Systems/Europe Holdings Limited) for $16,707,000 including acquisition-related expenses. The acquisition was accounted for using the purchase method. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable - $812,000, inventory - $370,000, property - $9,039,000, other current assets - $110,000, goodwill - $7,105,000, and other current liabilities
- $729,000.

NOTE 6: BANK DEBT
As of December 31, 2003, the Company has four unsecured line-of-credit facilities available. All lines-of-credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first facility is a working capital facility that permits maximum borrowings of $7,000,000 due on demand. At December 31, 2003, there was no outstanding amount on this facility. The second facility is a general facility that allows for borrowings up to $12,000,000. As of December 31, 2003, there was no outstanding amount on this facility. The third facility allows for borrowings of up to $15,000,000. Two short-term loans are currently outstanding on this facility. The first is a $5,300,000 term loan at a rate of 1.93% and the second is a $1,885,000 loan at a rate of 2.8881%. The fourth facility provides for borrowings up to $15,000,000. A short-term loan in the amount of $536,000 at a rate of 4.7839% is outstanding under this facility as of December 31, 2003.

In addition to the above facilities, the Company has a committed line-of-credit that permits borrowings of up to $8,000,000 and a lease line facility of $1,000,000. At December 31, 2003, there was no amount outstanding on either one of these facilities.

These line-of-credit facilities require the Company to comply with certain financial covenants. At December 31, 2003, the Company was in compliance with all financial covenants.

In addition to the above domestic line-of credit facilities, the Company's new subsidiary, M.A.E. S.p.A. (MAE) (Note 5) has two short-term credit facilities in place and there was a total of $744,000 outstanding on these facilities as of December 31, 2003. MAE also has an outstanding mortgage on its building, where $577,000 is classified as short-term debt and $3,173,000 is classified as long-term debt as of December 31, 2003.

NOTE 7: PENSION AND PROFIT SHARING PLANS
The Company has a defined benefit pension plan covering all eligible employees in the United States. Effective January 1, 2002, the plan was converted to a cash balance plan for all eligible employees. Participants were credited with an initial account balance equal to the present value of their accrued benefit as determined under the plan in effect on December 31, 2001. At the end of each Plan Year, participants receive pay credits equal to a percentage of annual compensation, and participant accounts are also credited with annual interest based on a one-year constant maturity Treasury bill plus 1%, equal to 2.39% and 2.56% in 2003 and 2002, respectively. The percentage of annual compensation credited to participant accounts is based on the participants' age and length of service with the Company. Participants whose age and years of benefit service as of December 31, 2001 totaled 45 or more will have their pension benefit calculated under both the old and new formula and will automatically receive the higher of the two. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

OBLIGATIONS AND FUNDED STATUS

December 31,                                  2003         2002
-----------------------------------------------------------------
(Dollars in thousands)
CHANGE IN BENEFIT OBLIGATION:
Change in benefit obligation:
Benefit obligation at beginning of year     $ 41,500     $ 40,188
Service cost                                   2,004        2,261
Interest cost                                  2,628        2,638
Actuarial loss (gain)                          2,133         (209)
Benefits paid                                 (3,555)      (2,279)
Plan amendments                                  163       (1,099)
-----------------------------------------------------------------
Benefit obligation at end of year           $ 44,873     $ 41,500
=================================================================
CHANGE IN PLAN ASSETS:
Fair value of plan assets
 at beginning of year                       $ 28,739     $ 29,552
Actual return on assets                        3,997       (3,071)
Employer contributions                         5,300        4,537
Benefits paid                                 (3,555)      (2,279)
Other                                             32           --
-----------------------------------------------------------------
Fair value of plan assets at end of year    $ 34,513     $ 28,739
=================================================================
Funded status                               $(10,360)    $(12,761)
Unrecognized actuarial loss                    9,988       10,046
Unamortized prior service cost                  (820)      (1,063)
-----------------------------------------------------------------
Accrued pension cost                        $ (1,192)    $ (3,778)
=================================================================

COMPONENTS OF NET PERIODIC PENSION COST

Net pension costs included the following components:

December 31,                        2003        2002        2001
------------------------------------------------------------------
(Dollars in thousands)
Service cost                       $ 2,004     $ 2,261     $ 2,748
Interest cost                        2,628       2,638       2,680
Expected return on plan assets      (2,022)     (2,385)     (2,379)
Net amortization and deferral          104         (92)        (80)
------------------------------------------------------------------
Net periodic pension cost          $ 2,714     $ 2,422     $ 2,969
==================================================================

22 PennEngineering

ASSUMPTIONS
The weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

                                      2003             2002
-----------------------------------------------------------
Discount rate                         6.25%            7.00%
Rate of compensation increase         5.25             5.25

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

                                      2003             2002
-----------------------------------------------------------
Discount rate                         7.00%            7.25%
Expected return on plan assets        7.00             8.00
Rate of compensation increase         5.25             5.25

PLAN ASSETS
The Company's defined benefit pension plan's assets are managed in accordance with investment guidelines approved by the Board of Directors. Investments are restricted to domestic and international equity investments, fixed income securities of the U.S. Government, its agencies, investment grade corporate issues, cash and equivalents such as commercial paper, repurchase agreements, Treasury Bills, certificates of deposit, and money market funds. Alternate investments, such as hedge funds and real estate investment trusts, may be used as part of the allocation only with the consent of the Company's investment committee and may not exceed a stated percentage of plan funds. Equity securities must be in liquid securities listed on national exchanges. Investment managers' returns are expected to exceed selected market indices by prescribed margins. The target allocation percentage for equity securities and equity-based alternate investments is between 50% and 75% of the fund's market value and the target allocation percentage for fixed income securities and fixed income alternative investments is between 25% and 50% of the fund's market value. The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by category are as follows:

                                           2003        2002
-----------------------------------------------------------
Equity securities                            45%         42%
Debt securities                              35          36
Alternate (mainly equity-based funds)        20          22
-----------------------------------------------------------
 Total                                      100%        100%
===========================================================

The plan's assumed future returns are based principally on the asset allocation and on the historic returns for the plan's asset classes determined from both actual returns and, over longer time periods, market returns for those asset classes.

The Company expects to contribute $5,100,000 to its pension plan in 2004.


The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $2,141,000 in 2003, $1,463,000 in 2002, and $4,114,000 in 2001. The Company also provides retirement benefits to all eligible participants at its foreign operations.

NOTE 8: STOCK OPTIONS AND STOCK PURCHASE PLAN
The Company currently has three fixed stock option plans: the 1996 Equity Incentive Plan , the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting Common Stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 is as follows:

                                                                Weighted-Average
                                         Options                 Exercise price
--------------------------------------------------------------------------------
Outstanding - December 31, 2000         1,615,640                    $13.62
Granted                                   462,100                     16.58
Exercised                                  99,886                     11.56
Canceled                                   45,268                     15.33
--------------------------------------------------------------------------------
Outstanding - December 31, 2001         1,932,586                     14.33
Granted                                   435,760                     11.70
Exercised                                  66,620                     12.07
Canceled                                  113,985                     16.17
--------------------------------------------------------------------------------
Outstanding - December 31, 2002         2,187,741                     13.76
Granted                                   421,920                     17.30
Exercised                                 131,571                     11.11
Canceled                                  148,226                     14.52
--------------------------------------------------------------------------------
Outstanding - December 31, 2003         2,329,864                     14.50
Exercisable at December 31, 2003        1,345,619                     13.74
Weighted-average fair value
 of options granted during 2003        $     5.75
Weighted-average remaining life
 of options outstanding at
 December 31, 2003                     7.27 years
--------------------------------------------------------------------------------

2003 Annual Report 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
For the years ended December 31, 2003, 2002, and 2001

A summary of the status of the Company's stock options at December 31, 2003 is as follows:

                              Options Outstanding                   Options Exercisable
                 ---------------------------------------------  ---------------------------
                            Weighted Average
   Range of      Number of     Remaining      Weighted Average  Number of  Weighted Average
Exercise Prices   Options   Contractual Life   Exercise Price    Options    Exercise Price
-------------------------------------------------------------------------------------------
$8.00-$12.00      736,309         6.80            $11.08         441,664       $10.67
$12.01-$16.00     424,695         5.12            $12.74         424,695       $12.74
$16.01-$20.00   1,168,860         8.35            $17.30         479,260       $17.45

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $78,000 in employee withholdings at the beginning of the year and had employee withholdings of $75,000 for the current subscription period at December 31, 2003. The Plan has issued 260,498 shares to employees as of December 31, 2003.

NOTE 9: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At times, the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency contracts (cash flow hedges). The hedge contracts generally mature during the year following the date the contracts are entered into. Changes in the fair value of the effective portion of the Company's cash flow hedges are recognized in Other Comprehensive Income. These amounts are reclassified from Other Comprehensive Income and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The fair market value of the foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

At December 31, 2003, the Company had foreign exchange contracts outstanding with a notional amount of $12,720,000 hedging 2004 forecasted Euro denominated sales (cash flow hedges). The fair value of the contracts of $(2,288,000) is included in other accrued expenses in the accompanying December 31, 2003 consolidated balance sheet. At December 31, 2002, the Company had foreign exchange contracts outstanding with a notional amount of $17,171,000 and a fair value of $(680,000).

The Company also hedges against the variability of cash flows in the interest payments for its variable rate debt with interest rate swaps (cash flow hedges). At December 31, 2003, the Company had no interest rate swaps outstanding. At December 31, 2002, the Company had two interest rate swaps in place. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows (i.e., changes in interest rate payments) attributable to fluctuations in the LIBOR interest rates on the total variable-rate debt. The first interest rate swap was for a notional amount of $8,000,000 where the Company received a variable (LIBOR) rate and paid a fixed 3.35% interest rate. The second interest rate swap was for a notional amount of $12,000,000 where the Company received a variable (LIBOR) rate and paid a fixed 3.1% interest rate. Both swaps matured throughout 2003, with settlement consistent with the maturities of the related debt. At December 31, 2002, the interest rate swaps were reflected at their fair value of $(214,000) and are included in other accrued expenses.

Net foreign currency transaction gains (losses) recorded in Other Income (Expense) totaled $564,000, $411,000, and ($145,000) for the years ended December 31, 2003, 2002, and 2001, respectively.

24 PennEngineering

NOTE 10: INCOME TAXES
Income before income taxes consists of the following components:

December 31,                    2003        2002        2001
-------------------------------------------------------------
(Dollars in thousands)
Domestic                      $(1,349)    $ (305)     $12,793
Foreign                         7,774      4,618         (450)
-------------------------------------------------------------
Income before income taxes    $ 6,425     $4,313      $12,343
=============================================================

The income tax provision consists of the following:

December 31,                      2003         2002         2001
------------------------------------------------------------------
(Dollars in thousands)
Current:
 Federal                          $  (591)     $(2,335)     $ 1,947
 State                                 14            4           57
 Foreign                            2,040        1,065           64
-------------------------------------------------------------------
  Total current tax provision     $ 1,463      $(1,266)     $ 2,068
-------------------------------------------------------------------
Deferred:
 Federal                          $   251      $ 1,080      $   842
 State                                (35)         197          153
 Foreign                             (137)         315           --
-------------------------------------------------------------------
  Total deferred tax provision         79        1,592          995
-------------------------------------------------------------------
Total income tax provision        $ 1,542      $   326      $ 3,063
===================================================================

The significant components of the Company's net deferred tax assets and liabilities are as follows :

December 31,                          2003         2002
--------------------------------------------------------
(Dollars in thousands)
Deferred tax assets:
 Accrued pension                     $   467     $ 1,491
 Allowance for doubtful accounts         251         284
 Foreign tax credit carryforward         927          --
 Other                                 1,882       1,394
--------------------------------------------------------
  Total deferred tax asset           $ 3,527     $ 3,169
--------------------------------------------------------
Deferred tax liabilities:
 Property                            $11,801     $ 8,569
 Other                                 2,653       2,035
--------------------------------------------------------
  Total deferred tax liability        14,454      10,604
--------------------------------------------------------
Net deferred tax liability           $10,927     $ 7,435
========================================================

The foreign tax credit carryforward expires in 2008.

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income, is as follows:

December 31,                             2003        2002        2001
----------------------------------------------------------------------
(Dollars in thousands)
Federal income tax provision
 at statutory rate                      $2,249      $1,510     $ 4,146
State income taxes, after deducting
 federal income tax benefit                (14)        131         137
Export sales tax benefits                 (438)       (840)     (1,413)
Foreign tax rate differential and
 operating loss benefits (net)            (280)        (59)        (75)
Other                                       25        (416)        268
----------------------------------------------------------------------
Provision for income taxes              $1,542      $  326     $ 3,063
======================================================================

NOTE 11: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other
comprehensive income (loss) are as follows:

                                                                                           Unrealized Losses on
                                                        Currency      Unrealized Losses   Derivative Instruments
                                                       Translation    on Available-for-      Qualifying as Cash
                                                       Adjustments     Sale Securities           Flow Hedges       Total
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Balance at December 31, 2001                             $(2,739)        $   (95)                    $     0      $(2,834)
Currency translation adjustments                           3,603                                                    3,603
Realized loss on sale of available-for-sale security                         137                                      137
Unrealized gain on available-for-sale securities                               1                                        1
Unrealized loss on derivative instruments                                                               (895)        (895)
Deferred taxes                                                               (54)                        269          215
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                                 864             (11)                       (626)         227
Currency translation adjustments                           6,774                                                    6,774
Unrealized loss on available-for-sale securities                              (4)                                      (4)
Unrealized loss on derivative instruments                                                             (1,394)      (1,394)
Deferred taxes                                                                 1                         418          419
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                             $ 7,638         $   (14)                    $(1,602)     $ 6,022
=========================================================================================================================

                                                           2003 Annual Report 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
For the years ended December 31, 2003, 2002, and 2001

NOTE 12: COMMITMENTS & Contingencies
The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2003, having initial or remaining terms of more than one year are $1,126,000 for 2004, $797,000 for 2005, $407,000 for 2006, $240,000 for 2007, and $31,000 for 2008.

Rental and operating lease expenses charged against earnings were $1,701,000, $1,716,000, and $1,938,000 in 2003, 2002, and 2001, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

NOTE 13: FINANCIAL REPORTING FOR BUSINESS SEGMENTS OF THE COMPANY
The Company has three reportable segments: fasteners, motors, and distribution. Segment income is net sales less segment costs and expenses excluding certain corporate expenses, interest expense, income taxes, and certain other income and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $18,900,000 and $22,105,000 for the years ended December 31, 2003 and 2001, respectively (approximately 10% of consolidated net sales in 2003 and 12% in 2001). For the year ended December 31, 2002, there were no sales to any one customer that exceeded 10% of consolidated net sales.

The Company records intersegment sales and transfers at published distributor prices less an agreed-upon markdown. In 2001, the Company recorded intersegment sales and transfers at cost plus an agreed-upon intercompany profit. Segment data is as follows:

Year Ended December 31, 2003                             Fasteners  Distribution   Motors     Consolidated
----------------------------------------------------------------------------------------------------------
(Dollars in thousands)
REVENUES:
Sales to external customers                               $ 96,030     $51,871     $42,846       $190,747
Intersegment sales                                          27,899                     451         28,350
Intersegment elimination                                   (27,899)                   (451)       (28,350)
----------------------------------------------------------------------------------------------------------
Net sales                                                  $96,030     $51,871     $42,846       $190,747
----------------------------------------------------------------------------------------------------------

NET INCOME BEFORE TAXES:
Segment income                                            $ 11,517     $1,746      $ 2,151       $ 15,414
Unallocated corporate expenses                                                                     (8,338)
Interest expense                                                                                     (782)
Other income                                                                                          131
----------------------------------------------------------------------------------------------------------
Consolidated income before income taxes                                                          $  6,425
----------------------------------------------------------------------------------------------------------

DEPRECIATION, AMORTIZATION, AND CAPITAL EXPENDITURES:
Depreciation and amortization                                8,187       1,159       1,241       $ 10,587
Capital expenditures                                         2,362         285         739          3,386

SEGMENT ASSETS:
Identifiable assets                                        130,171      57,580      45,365        233,116
----------------------------------------------------------------------------------------------------------
Corporate assets                                                                                    3,008
----------------------------------------------------------------------------------------------------------
Total assets                                                                                     $236,124

26 PennEngineering

Year Ended December 31, 2002                            Fasteners        Distribution        Motors     Consolidated
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
REVENUES:
Sales to external customers                            $   77,581         $  41,644       $  31,576       $ 150,801
Intersegment sales                                         24,887                                            24,887
Intersegment elimination                                  (24,887)                                          (24,887)
---------------------------------------------------------------------------------------------------------------------
Net sales                                              $   77,581         $  41,644       $  31,576       $ 150,801
---------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE TAXES:
Segment income                                         $    5,254         $   1,769       $   1,946       $   8,969
Unallocated corporate expenses                                                                               (3,444)
Interest expense                                                                                               (845)
Other expense                                                                                                  (367)
---------------------------------------------------------------------------------------------------------------------
Consolidated income before income taxes                                                                   $   4,313
---------------------------------------------------------------------------------------------------------------------

DEPRECIATION, AMORTIZATION, AND CAPITAL EXPENDITURES:
Depreciation and amortization                               9,104             1,123             704       $  10,931
Capital expenditures                                        1,067             1,216             533           2,816

SEGMENT ASSETS:
Identifiable assets                                       160,021            45,964          16,265         222,250
Corporate assets                                                                                              2,729
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                                              $ 224,979
---------------------------------------------------------------------------------------------------------------------

Year Ended December 31, 2001                            Fasteners        Distribution       Motors      Consolidated
---------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

REVENUES:
Sales to external customers                            $  113,238         $  40,902       $  34,038       $ 188,178
Intersegment sales                                         30,763                                            30,763
Intersegment elimination                                  (30,763)                                          (30,763)
---------------------------------------------------------------------------------------------------------------------
Net sales                                              $  113,238         $  40,902       $  34,038       $ 188,178
---------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE TAXES:
Segment income                                         $   13,333         $   1,591       $   1,126       $  16,050
Unallocated corporate expenses                                                                               (3,940)
Interest expense                                                                                               (985)
Other income                                                                                                  1,218
---------------------------------------------------------------------------------------------------------------------
Consolidated income before income taxes                                                                   $  12,343
---------------------------------------------------------------------------------------------------------------------

DEPRECIATION, AMORTIZATION, AND CAPITAL EXPENDITURES:
Depreciation and amortization                               9,552             1,465             693       $  11,710
Capital expenditures                                        6,485             5,581           1,017          13,083

SEGMENT ASSETS:
Identifiable assets                                       157,798            52,670          16,311         226,779
Corporate assets                                                                                              2,047
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                                              $ 228,826
---------------------------------------------------------------------------------------------------------------------

                                                           2003 Annual Report 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued
For the years ended December 31, 2003, 2002 and 2001


The Company has operations in the United States, Ireland, the United Kingdom, Italy, Mexico, Singapore, and China. Information about the primary operations of the Company in different geographic segments is as follows:

                                     United States Operations
                                     ------------------------
                                    North          Asia-Pacific                    United                                 Total
                                   America   Europe  & Other    Total    Ireland   Kingdom   Italy  Singapore   China  Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Sales                      2003    $120,155  $2,737  $3,069   $125,961   $ 1,806   $34,741   $9,679   $16,276   $2,284  $190,747
                           2002     106,788   2,521   2,256    111,565     1,879    26,433             10,924            150,801
                           2001     138,772   3,204   2,418    144,394     2,223    33,884              7,677            188,178
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets        2003    $131,294                   $131,294   $33,275   $21,904  $29,622   $16,320   $3,709  $236,124
                           2002     167,214                    167,214    23,726    21,599             12,196      244   224,979
                           2001     167,337                    167,337    19,908    31,695              9,886            228,826





REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

                                                  /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 28, 2004


28 Penn Engineering